Filed pursuant to Rule 424(b)(3)
Commission File No. 333-116407

OMEGA FINANCIAL CORPORATION

366 Walker Drive
P.O. Box 619
State College, Pennsylvania 16801-0619

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To Be Held On September 9, 2004

       Notice is hereby given that a special meeting of shareholders of Omega Financial Corporation, a Pennsylvania corporation, will be held on September 9, 2004, at 3:00 p.m. (eastern standard time), at Celebration Hall, 2280 Commercial Boulevard, State College, Pennsylvania, for the following purpose(s):

1. To consider and vote upon a proposal to approve the Agreement and Plan of Merger dated April 20, 2004. That merger agreement provides that Sun Bancorp, Inc. will be merged with and into Omega. Each outstanding share of Sun common stock will be converted into either 0.664 shares of Omega common stock or $23.25 in cash, as each Sun shareholder elects, all subject to the limitations contained in the merger agreement, as more fully described in the attached joint proxy statement/ prospectus.

2. To act upon the postponement or adjournment of the special meeting, if necessary, to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the merger agreement.

      A copy of the merger agreement is set forth as Annex A to the accompanying joint proxy statement/ prospectus. Only holders of record of Omega common stock as of the close of business on July 19, 2004 are entitled to notice of, and to vote at, the Omega special meeting and any adjournments or postponements thereof.

      The board of directors of Omega has approved the merger agreement and unanimously recommends that you vote “For” approval of the merger agreement.

By Order of the Board of Directors of
OMEGA FINANCIAL CORPORATION

DAVID B. LEE
Chairman and Chief Executive Officer

July 26, 2004

      Whether or not you plan to attend the Omega meeting in person, please complete, date, sign and promptly return the enclosed proxy in the accompanying postage-paid envelope. You may revoke your proxy at any time prior to its exercise in the manner provided in the accompanying joint proxy statement/ prospectus.

SUN BANCORP, INC.

155 North 15th Street
Lewisburg, Pennsylvania 17837

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To Be Held On September 9, 2004

       Notice is hereby given that a special meeting of shareholders of Sun Bancorp, Inc., a Pennsylvania corporation, will be held on September 9, 2004, at 10:30 a.m. (eastern standard time), at Susquehanna Valley Country Club, Mill Road, Hummels Wharf, Pennsylvania, for the following purpose(s):

1. To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger dated April 20, 2004. That merger agreement provides that Sun will be merged with and into Omega Financial Corporation. Each outstanding share of Sun common stock will be converted into either 0.664 shares of Omega common stock or $23.25 in cash, as each Sun shareholder elects, all subject to the limitations contained in the merger agreement, as more fully described in the attached joint proxy statement/ prospectus.

2. To act upon the postponement or adjournment of the special meeting, if necessary, to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the merger agreement.

      A copy of the merger agreement is set forth as Annex A to the accompanying joint proxy statement/ prospectus. Only holders of record of Sun common stock as of the close of business on July 19, 2004, are entitled to notice of, and to vote at, the Sun special meeting and any adjournments or postponements thereof.

      The board of directors of Sun has approved the merger agreement and unanimously recommends that you vote “For” approval and adoption of the merger agreement.

By Order of the Board of Directors of
SUN BANCORP, INC.

ROBERT J. MCCORMACK
President and Chief Executive Officer

July 26, 2004

      Whether or not you plan to attend the Sun meeting in person, please complete, date, sign and promptly return the enclosed proxy in the accompanying postage-paid envelope. You may revoke your proxy at any time prior to its exercise in the manner provided in the accompanying joint proxy statement/ prospectus.

Omega Financial Corporation	Sun Bancorp, Inc.

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT

        This joint proxy statement/ prospectus relates to the proposed merger of Omega Financial Corporation and Sun Bancorp, Inc. In the merger, shares of Sun common stock held by a Sun shareholder will be converted into the right to receive either Omega common stock, cash or a combination of both, as each Sun shareholder elects, subject to limitations described on page 42. If a Sun shareholder does not elect whether to receive cash or stock, that shareholder will lose the right to elect and will receive cash and/or stock as set forth on page 43. Based on the closing price of Omega common stock on July 19, 2004, of $30.23 per share:

If a Sun shareholder chooses:	That Sun shareholder is asking to receive:	This choice is generally:	The value per share is:	The aggregate value of the merger consideration, assuming 80% of Sun stock is converted into Omega stock, is:

Stock	0.664 of a share of Omega common stock for each share of Sun common stock owned	Not taxable	$20.07	$123,689,272.89
Cash	$23.25 in cash for each share of Sun common stock owned	Taxable	$23.25	$ 35,816,964.45

      The actual aggregate merger consideration depends upon the market value of Omega stock on the date of the merger and how many shares of Sun stock are converted into Omega stock versus cash. Any cash a Sun shareholder receives will generally be taxable, at least to the extent that any gain is realized in the transaction, but a Sun shareholder will not recognize gain or loss to the extent a Sun shareholder receives Omega common stock in exchange for Sun common stock. For a more complete description of the tax consequences associated with the merger, see “Material Federal Income Tax Consequences” beginning on page 52.

      Omega and Sun have agreed that 80% of the outstanding shares of Sun common stock will be exchanged for Omega common stock and all remaining outstanding Sun common stock will be exchanged for cash. Therefore, the cash or Omega common stock that a Sun shareholder actually receives may be different from his or her election, based on the choices made by other Sun shareholders.

      Omega common stock trades on the NASDAQ National Market under the symbol “OMEF.” We cannot complete the merger unless the merger agreement is approved by the affirmative vote of the holders of at least 75% of the outstanding shares of Sun common stock who are entitled to vote on the merger agreement and a majority of the votes cast by Omega shareholders who are entitled to vote on the merger agreement. The directors and certain executive officers of Sun, as well as one of Sun’s significant shareholders, who collectively hold approximately 23.5% of the outstanding shares of Sun common stock, have agreed in writing to vote in favor of the merger agreement. Please complete, sign, date and promptly return the enclosed proxy card in the enclosed postage-paid envelope.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this joint proxy statement/ prospectus is accurate or inadequate. Any representation to the contrary is a criminal offense.

      The shares of Omega common stock that Omega is offering through this document are not savings or deposit accounts or other obligations of any bank or savings association, and they are not insured by the FDIC or any other governmental agency.

       For a description of the risk factors associated with the merger and the terms and conditions of the merger, see “Risk Factors” beginning on page 13 and “The Merger” beginning on page 24.

Joint proxy statement/ prospectus dated July 23, 2004

and first mailed to shareholders of Omega and of Sun on or about July 26, 2004.

      This joint proxy statement/ prospectus incorporates by reference documents containing important business and financial information about Omega and Sun that are not included in or delivered with this joint proxy statement/ prospectus. Copies of any of these documents are available without charge to any person to whom this joint proxy statement/ prospectus is delivered, upon written or oral request. Written requests for Omega’s documents should be directed to David N. Thiel, Omega Financial Corporation, 366 Walker Drive, P.O. Box 619, State College, Pennsylvania 16801-0619 and telephone requests may be directed to Mr. Thiel at (814) 231-7680. Written requests for Sun’s documents should be directed to Thomas W. Bixler, Sun Bancorp, Inc., 155 North 15th Street, Lewisburg, Pennsylvania 17837 and telephone requests may be directed to Mr. Bixler at (570) 523-4300.

      You may also obtain these documents at the Securities and Exchange Commission’s website, “www.sec.gov,” and you may obtain certain of these documents at Omega’s website, “www.omegafinancial.com,” by selecting “Our Financial Profile” and then selecting “Documents” from the menu on the left side of the screen, and at Sun’s website, “www.sunbankpa.com,” by selecting “Investor Relations” and then selecting “Documents.” In order to ensure timely delivery of the documents in advance of the special meeting of shareholders, your request should be received no later than September 1, 2004.

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QUESTIONS AND ANSWERS ABOUT THE OMEGA/ SUN MERGER

Q.	What are we being asked to vote upon?

A.	You are being asked to vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of April 20, 2004, by and between Omega Financial Corporation and Sun Bancorp, Inc., and the consummation of the transactions contemplated by the merger agreement.

Q.	Who is entitled to vote on the merger?

A.	Omega shareholders who owned shares of Omega common stock at the close of business on July 19, 2004 may vote at the special meeting of Omega shareholders and may cast one vote for each share of Omega common stock owned on that date. Sun shareholders who owned shares of Sun common stock at the close of business on July 19, 2004 may vote at the special meeting of Sun shareholders and may cast one vote for each share of Sun common stock owned on that date.

Q.	Why is my vote important?

A.	In order to approve and adopt the merger agreement, the holders of at least 75% of the outstanding shares of Sun common stock entitled to vote at the special meeting of shareholders must vote in favor of adoption. In addition, the merger agreement must be approved and adopted by a majority of the votes cast by all Omega shareholders entitled to vote. The holders of approximately 23.5% of Sun’s common stock have agreed in writing to vote in favor of the proposal to approve and adopt the merger agreement. See “The Merger — Voting Agreements,” on page 52. You may vote in person or by proxy. If you fail to vote, it will have the same effect as a vote against the merger agreement.

Q.	What is the recommendation of Sun’s board of directors regarding the merger?

A.	Sun’s board of directors believes that the merger and the merger agreement are fair and in the best interests of Sun and its shareholders and unanimously recommends that you vote “FOR” the approval and adoption of the merger agreement. See “The Merger — Recommendation of Sun’s Board of Directors and Reasons for the Merger” on page 27.

Q.	What is the recommendation of Omega’s board of directors regarding the merger?

A.	Omega’s board of directors believes that the merger and the merger agreement are fair and in the best interests of Omega and its shareholders and unanimously recommends that you vote “FOR” the approval and adoption of the merger agreement. See “Background of the Merger — Recommendation of Omega’s Board of Directors and Reasons for the Merger” on page 27.

Q.	What do I need to do now?

A.	After you have carefully read and considered this joint proxy statement/ prospectus, please sign your proxy card, mark your vote on it, and mail it in the enclosed postage-paid envelope. Your shares will then be voted at the special meeting in accordance with your instructions.

Sun shareholders will receive an election form under separate cover. Sun shareholders should complete the election form and return it to the exchange agent by September 8, 2004. A Sun shareholder who does not do so will lose the right to choose the type of consideration he or she will receive and will receive cash and/or Omega common stock, as described on page 43 of this joint proxy statement/ prospectus.

Q.	Should Sun shareholders send in their stock certificates with their election form?

A.	Yes. Sun shareholders should send their stock certificates along with their election form in the envelope provided with the election form. Do not send your stock certificates with your proxy card. In the event that the merger does not occur, the exchange agent will return the stock certificates to the proper shareholder promptly after the termination.

Q.	What if a Sun shareholder has lost his or her stock certificates?

A.	The Sun shareholder will need to indicate in the space provided in his or her election form that he or she has lost his or her stock certificates. In addition, the Sun shareholder will have to sign an affidavit, which will be included in the election form and which will provide, among other things, that the Sun shareholder agrees to indemnify Omega for any loss Omega may incur as a result of the Sun shareholder’s lost or destroyed stock certificate. An indemnity bond from an insurance company will also be required. You will be responsible for any costs or expenses relating to this procedure for lost or destroyed stock certificates, including the premium on the indemnity bond.

Q.	What if I want to change my vote?

A.	You may change your vote in any of the following three ways:

• by sending written notice to the company’s secretary that must be received before the special meeting stating that you revoke your proxy;

• by completing, signing and dating another proxy card and returning it by mail in time to be received before the special meeting; or

• by attending the special meeting, filing written notice with the secretary of the meeting stating that you revoke your proxy and voting in person.

Q.	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A.	Maybe. Your broker will vote your shares only if you provide instructions on how to vote. You should follow the directions provided by your broker. Without instructions, your broker will not vote your shares on the merger agreement, which may have the same effect as a vote against the merger agreement.

Q.	Will I have dissenters rights?

A.	No. Neither Omega nor Sun shareholders will have dissenters rights.

Q.	When do you expect the merger to be completed?

A.	We expect to complete the merger by September 30, 2004, although we cannot assure you that all conditions to the completion of the merger will occur by then or at all.

Q.	What will I receive in the merger?

A.	Omega shareholders will keep their current stock certificates and their current shares of common stock.

For each share of Sun stock, Sun shareholders will receive either 0.664 shares of Omega common stock or $23.25 in cash, as each Sun shareholder elects, subject to the limitations described on pages 42 through 45. Sun shareholders who do not deliver their election form to Sun prior to the Sun special meeting will lose the right to choose the type of consideration they will receive in the merger and will receive cash and/or Omega stock as described on page 43 of this joint proxy statement/ prospectus.

No fractional shares of Omega common stock will be issued. Any Sun shareholder who would otherwise be entitled to receive a fraction of a share of Omega common stock will instead receive cash for that fraction of a share.

Each Sun stock option will be converted into an option to purchase 0.664 shares of Omega common stock for each share of Sun common stock covered by the Sun stock option with an exercise price equal to the exercise price of the option prior to conversion, divided by 0.664. Please refer to page 46 for more information regarding the treatment of Sun stock options.

Q.	What if a Sun shareholder wants to change his or her election of merger consideration?

A.	The Sun shareholder should deliver a later-dated, signed election form to the exchange agent prior to September 8, 2004.

Q.	When will Sun shareholders receive cash and/or shares of Omega common stock in the merger?

A.	Sun shareholders who have returned their election forms together with Sun stock certificates, or proof of lost or destroyed certificate and payment of the premium for a lost instrument bond, will be sent the cash and/or Omega common stock to which they are entitled within three business days after the merger is completed. Within five business days after the merger is completed, Sun shareholders who have not previously sent in their stock certificates and election forms will be sent a letter of transmittal and instructions for exchanging their stock certificates. Those Sun shareholders will be sent their cash and/or stock within five business days after we receive their letter of transmittal and supporting documents.

Q.	What are the tax consequences of the merger to me?

A.	As a general matter, neither Omega, Omega shareholders, Sun nor Sun shareholders, to the extent that they receive Omega common stock in exchange for their Sun common stock, will recognize any gain or loss for federal income tax purposes. Sun shareholders who receive cash will generally recognize gain or loss for federal income tax purposes as though they had sold their shares for cash. See “The Merger — Material Federal Income Tax Consequences.” Tax matters are very complicated and the tax consequences of the merger to you will depend on the facts of your own situation. You should consult your tax advisors for a full understanding of the tax consequences of the merger to you.

Q.	If I receive Omega common stock in the merger, will I receive dividends in the future?

A.	Possibly. Omega’s board of directors has adopted a policy of paying regular cash dividends on Omega’s common stock. In 2003, Omega declared cash dividends in the aggregate amount of $1.17 per share. However, the declaration, payment, and amount of dividends in the future is within the discretion of Omega’s board of directors and will depend upon Omega’s earnings, capital requirements, financial condition, and other relevant factors. A Sun shareholder who receives Omega common stock in the merger will only be entitled to receive a dividend declared on Omega common stock if the record date for the dividend is after the date that the merger is completed.

Q:	Who can I call with questions about the merger?

A:	Both Omega and Sun shareholders can contact:

Georgeson Shareholder Communications, toll-free at 1-800-255-4617.

SUMMARY

      This brief summary highlights material information contained in this document and does not include all of the information that may be important to you. To understand the merger more fully, and for more complete descriptions of the legal terms of the merger, you should carefully read this entire document and the documents to which we have referred you. See “Where You Can Find More Information” on page 20. Each item in this summary contains a page reference directing you to a more complete description of that item.

The Companies

Omega Financial Corporation

366 Walker Drive
P.O. Box 619
State College, Pennsylvania 16801-0619
(814) 231-7680

      Omega, a Pennsylvania business corporation and registered financial holding company, manages both banking and non-banking subsidiaries. Omega Bank, Omega’s only banking subsidiary, is a nationally chartered, full service retail and commercial bank. Omega’s non-banking subsidiaries include Central Pennsylvania Life Insurance Company, Central Pennsylvania Investment Company, Omega Insurance Agency, Inc., Omega Financial Company LLC and Central Pennsylvania Leasing, Inc.

Sun Bancorp, Inc.

155 North 15th Street
Lewisburg, Pennsylvania 17837
(570) 523-4300

      Sun, a Pennsylvania business corporation and registered financial holding company, also manages both banking and non-banking subsidiaries. Sun is the parent holding company of Sun Bank, a Pennsylvania state-chartered bank that operates under the Guaranty Bank and SunBank trade names. Sun Bank is Sun’s only banking subsidiary and is a full service bank. Sun’s non-banking subsidiaries include Sun Bancorp Statutory Trust I, Beacon Life Insurance Company, Sun Abstract and Settlement Services, Sun Investment Services, Inc., SUBI Investment Company, SUBI Services, LLC, Bank Capital Services Corporation, Mid-Penn Insurance Association and Sentry Trust Company.

The Merger

      This joint proxy statement/ prospectus relates to the merger of Sun with and into Omega. The merger agreement is attached as Annex A to this joint proxy statement/ prospectus. We encourage you to read the merger agreement because it is the legal document that governs the merger.

Sun shareholders will receive either Omega common stock or cash in the merger (See page 42)

      For each share of Sun common stock, Sun shareholders will receive either 0.664 shares of Omega common stock or $23.25 in cash, as each Sun shareholder elects. However, Omega and Sun have agreed that no more than 80% of the outstanding shares of Sun common stock will be exchanged for Omega common stock and no more than 20% of the outstanding shares of Sun common stock will be converted into the right to receive cash. Therefore, if the holders of more than 80% of the Sun common stock elect to receive Omega common stock or if the holders of more than 20% of the Sun common stock elect to receive cash, the elections that Sun shareholders make will be adjusted. Adjustments to shareholder elections are described in more detail beginning on page 42.

      If you receive Omega common stock in the merger, because the number of shares of Omega common stock that you are entitled to receive for each share of Sun common stock is fixed, the value of the shares of Omega common stock that you will receive in the merger will change as the price of Omega common stock changes.

      No fractional shares of Omega common stock will be issued. Any Sun shareholder who would otherwise be entitled to receive a fraction of a share of Omega common stock will instead receive cash for that fraction of a share.

      Each Sun stock option will be converted into an option to purchase 0.664 shares of Omega common stock for each share of Sun common stock covered by the Sun stock option with an exercise price equal to the exercise price of the option prior to conversion, divided by 0.664. Please refer to page 46 for more information regarding the treatment of Sun stock options.

Omega will finance certain of its obligations under the merger agreement (See page 45)

      Omega is currently negotiating with certain lenders to borrow approximately $42 million in connection with financing its obligations pursuant to the merger agreement. Omega’s ability to borrow such funds is not a condition to the consummation of the transactions contemplated by the merger agreement. Please refer to Item (I) in the “Notes to the Unaudited Pro Forma Condensed Combined Financial Information” on page 73 for additional information regarding the financing of Omega’s obligations.

Comparative Market Price Information (See page 14)

      Omega’s common stock trades on the NASDAQ National Market under the symbol “OMEF.” Sun’s common stock trades on the NASDAQ National Market under the symbol “SUBI.” The table on page 14 lists the closing prices of Omega common stock and Sun common stock, and the equivalent per share value of a share of Sun common stock, on April 20, 2004, the day that we announced the merger after the close of trading, and on July 19, 2004. The “equivalent market value of 100% stock election” at the specified dates represents the closing price of a share of Omega common stock on those dates multiplied by the exchange ratio of 0.664 (rounded down to the nearest cent).

      The market price of Omega common stock will change prior to the merger, while the exchange ratio is fixed. You should obtain current stock price quotations for Omega common stock and Sun common stock. You can get these quotations from a newspaper, on the Internet or by calling your broker. No assurance can be given as to the future prices of, or markets for, Omega common stock.

Expected Federal Income Tax Consequences to Sun Shareholders (See page 52)

      It is a condition to the merger that both Omega and Sun receive legal opinions to the effect that the merger will qualify as a tax-free transaction for United States federal income tax purposes, as described in this document.

      If the merger is treated in this manner, for United States federal income tax purposes, Sun shareholders generally will not recognize any gain or loss if they exchange their Sun stock solely for shares of Omega common stock, except in connection with any cash that they may receive instead of a fractional share of Omega common stock. Sun shareholders who receive cash will generally recognize gain or loss for federal income tax purposes as though they had sold their shares for cash.

      You should refer to “The Merger — Material Federal Income Tax Consequences” for a more complete discussion of the United States federal income tax consequences of the merger.

      As described in further detail under the heading to “The Merger — Material Federal Income Tax Consequences”, this tax treatment may not apply to certain Sun shareholders. Determining the actual tax consequences of the merger to you may be complex and will depend on your specific situation and on variables not within our control. You should consult your own tax advisor for a full understanding of the merger’s tax consequences to you.

Dividend Policy of Omega (See page 20)

      Omega’s board of directors has a policy of paying regular cash dividends on Omega’s common stock. In 2003, Omega declared cash dividends in the aggregate amount of $1.17 per share. The declaration, payment, and amount of future dividends is within the discretion of Omega’s board of directors and depends upon Omega’s earnings, capital requirements, financial condition, and other relevant factors.

Immediately after the merger, Sun shareholders will own approximately 32.4% of the outstanding Omega stock (See page 46)

      We anticipate that Omega will issue approximately 4,079,014 shares of Omega common stock to Sun shareholders in the merger. We also anticipate that Omega will issue options to purchase up to 310,919 shares of Omega common stock in exchange for outstanding options to purchase Sun common stock. Based on the number of shares of Omega common stock to be issued in the merger, excluding shares subject to stock options to be assumed by Omega, following the merger existing Omega shareholders will own approximately 67.6% and former Sun shareholders will own approximately 32.4% of the outstanding common stock of Omega.

The Omega and Sun boards of directors received opinions regarding the fairness of the merger consideration (See pages 30 and 37)

      Omega’s board of directors received an oral opinion from its financial advisor, Sandler O’Neill & Partners, L.P., dated April 19, 2004, that as of such date, the consideration to be paid in the merger is fair to Omega from a financial point of view. This opinion was confirmed in a written opinion, dated April 20, 2004, which is attached as Annex B to this joint proxy statement/ prospectus. We encourage you to read the opinion in its entirety. The opinion outlines the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. Sandler O’Neill’s fairness opinion is directed to Omega’s board of directors only and does not constitute a recommendation to an Omega shareholder as to how such shareholder should vote at the special meeting. Omega paid Sandler O’Neill $150,000 in connection with rendering this opinion, which fee shall be credited against the transaction fee payable to Sandler O’Neill.

      Sun’s board of directors received an opinion from its financial advisor, Keefe, Bruyette & Woods, referred to as KBW, that the merger consideration is fair, from a financial point of view, to the shareholders of Sun. This opinion is attached as Annex C to this joint proxy statement/ prospectus. We encourage you to read the opinion in its entirety. KBW’s fairness opinion is directed to Sun’s board of directors only and does not constitute a recommendation to a Sun shareholder as to how such shareholder should vote at the special meeting. Sun will pay KBW an aggregate transaction fee of $1,910,864, plus expenses, for KBW’s services in connection with the transaction, including KBW’s preparation of this opinion.

Conditions to the Merger (See page 47)

      The completion of the merger depends upon the satisfaction or waiver of a number of conditions, including the approval and adoption of the merger agreement by the shareholders of Omega and of Sun, each by the requisite shareholder approval requirements, and receipt of all required regulatory approvals.

      Where the law permits, a party to the merger agreement could elect to waive a condition to its obligation to complete the merger, even if that condition has not been satisfied. However, shareholder approvals and regulatory approvals are not waivable conditions. We cannot be certain when (or if) the conditions to the merger will be satisfied or waived or that the merger will be completed. However, we currently anticipate that the merger will be consummated by September 30, 2004.

Termination of the Merger Agreement (See page 48)

      Omega and Sun can agree to terminate the merger agreement without completing the merger, even if the Omega and Sun shareholders have voted to approve the merger agreement. In addition, under various circumstances, either Omega or Sun can terminate the merger agreement without the consent of the other.

      For example, either Omega or Sun may terminate the merger agreement if:

•	the closing has not occurred by December 31, 2004;

•	any governmental approval necessary for the consummation of the merger is denied or includes any condition that is not routinely included for similar approvals and would materially adversely affect the benefits of the merger, subject to a right of appeal;

•	either the Omega shareholders or the Sun shareholders do not approve the merger agreement at the shareholders meeting;

•	the other party or its subsidiaries materially breaches any of its obligations or covenants and the breach is not remedied within the time periods set forth in the merger agreement; or

•	Sun’s board of directors withdraws or adversely modifies its approval or recommendation of the merger or merger agreement.

      In addition, Omega may terminate the merger agreement if:

•	Sun or any of its subsidiaries enters into an agreement to merge, consolidate, combine or sell a material portion of its assets or to be acquired in any manner by any other person or to acquire a material amount of assets or a material equity position in any other person, whether financial or otherwise; or

•	Sun or any of its subsidiaries enters into a formal agreement, letter of understanding, memorandum or similar arrangement with any bank regulatory authority establishing a formal capital plan requiring Sun or any Sun subsidiary to raise additional capital or to sell a substantial portion of its assets.

      Also, Sun may terminate the merger agreement if the average closing price of Omega common stock for the ten consecutive trading days ending two trading days prior to the date that the merger closes is less than $28.32 and the difference between these values is more than 20% of the amount by which the closing value of the NASDAQ Bank Index for the trading day ending two days prior to the date that the merger closes exceeds 2,807.12.

      Omega and/or Sun may decide not to exercise their right to terminate the merger agreement even if their right to terminate is triggered. Neither company will resolicit shareholder approval of the merger agreement if either Omega’s or Sun’s right to terminate is exercisable and Omega’s or Sun’s board of directors decides not to terminate and proceeds with the merger.

Termination Fees and Expenses (See page 49)

      The merger agreement requires Sun to pay Omega a termination fee of $8,000,000 if the merger agreement is terminated upon the occurrence of the following events:

•	Sun or any of its subsidiaries enters into an agreement to merge, consolidate, combine or sell a material portion of its assets or to be acquired in any manner by any other person or to acquire a material amount of assets or a material equity position in any other person, whether financial or otherwise;

•	Sun’s board of directors withdraws or modifies, in any manner adverse to Omega, its approval or recommendation of the merger agreement or the merger prior to obtaining shareholder approval; or

•	Sun’s shareholders fail to approve the merger agreement at the Sun shareholder meeting, and within 120 days after the meeting, Sun or any subsidiary of Sun enters into an agreement with anyone other than Omega to engage in a change of control transaction, as more fully described on page 49.

      The merger agreement also provides that if either Omega or Sun terminate because the other party’s shareholders failed to approve the merger agreement or because the other party materially breached the merger agreement, then the party terminating the merger agreement is entitled to receive the expenses it incurred in connection with the merger agreement from the other party. However, neither Omega nor Sun will be required to pay any expenses of the other party if that party’s own shareholders failed to approve the merger agreement at its shareholders meeting.

Merger of Sun Bank and Omega Bank (See page 50)

      Omega and Sun currently expect that immediately after the completion of the merger, subject to receipt of necessary regulatory approvals, Sun Bank will be merged with and into Omega Bank, referred to as the bank merger. The name of the resulting institution will be Omega Bank, but Sun Bank will continue to operate under the name SunBank as a division of Omega Bank.

Regulatory Approvals Are Required to Complete the Merger and the Bank Merger (See page 50)

      The bank merger is subject to the prior approval of the Office of the Comptroller of the Currency, referred to as the OCC, and the Pennsylvania Department of Banking. In addition, the merger requires notification to the Federal Reserve Board. We have filed the OCC and Pennsylvania Department of Banking applications and have delivered the appropriate notice to the Federal Reserve Board. Approval by bank regulators is not an endorsement of the merger and/or the bank merger or a determination that the terms of the merger and/or the bank merger are fair to the Sun shareholders. We cannot assure you when or if we will obtain regulatory approval.

Board of Directors and Management of Omega Following the Merger (See page 51)

      When we complete the merger, Omega will continue to be managed by its current directors and officers. In addition, three directors of Sun will become directors of Omega and certain Sun executives will become executives of and have entered into severance agreements with Omega.

Board of Directors and Management of Omega Bank upon Consummation of the Bank Merger (See page 50)

      When Sun Bank is merged with and into Omega Bank, Omega Bank will continue to be managed by its current directors and officers. In addition, the board of directors of Omega Bank will appoint Robert J. McCormack and three other persons serving as directors of Sun Bank immediately prior to the bank merger, as mutually selected by Omega and Sun, to serve on Omega Bank’s board of directors.

Advisory Board Appointees upon Consummation of the Bank Merger (See page 51)

      For a period of two years after the completion of the merger of Omega and Sun, Omega will offer the current directors of Sun Bank either seats on the Sun Bank board of directors, or, if the bank merger has been consummated, seats on a to-be-formed advisory board of the Sun Bank division of Omega Bank which will address and deal with issues in the market area served by Sun Bank. For a period of one year after the merger of Omega and Sun, members of the advisory board will receive board fees (excluding any stock option grants) for each meeting actually attended equal to the fees that were payable to the members of Sun Bank’s board of directors immediately prior to the completion of the merger of Omega and Sun.

Affirmative Vote of the Majority of Omega Shares Voting Is Required (See page 22)

      The affirmative vote of a majority of the votes cast by all Omega shareholders entitled to vote on the merger is required to approve the merger agreement.

      Omega shareholders that owned common stock at the close of business on July 19, 2004 can vote on the merger at Omega’s special shareholder meeting. On that date, there were 8,440,460 shares of Omega common stock outstanding and entitled to vote. Omega shareholders can cast one vote for each share of Omega common stock owned on that date.

      The date, time and place of Omega’s special shareholder meeting is as follows:

September 9, 2004 at 3:00 p.m., local time

Celebration Hall
2280 Commercial Boulevard
State College, Pennsylvania

Affirmative Vote of at Least 75% of Sun Shares Outstanding Is Required (See page 23)

      The affirmative vote of the holders of 75% of the Sun shares outstanding is required to approve the merger agreement. The directors and certain executive officers of Sun, who collectively hold approximately 8.4% of Sun common stock, have agreed in writing to vote in favor of the merger agreement. In addition, FNB Corporation, which holds approximately 14% of Sun common stock, has agreed in writing to vote in favor of the merger agreement.

      Sun shareholders that owned common stock at the close of business on July 19, 2004 can vote on the merger at Sun’s special shareholder meeting. On that date, there were 7,706,961 shares of Sun common stock outstanding and entitled to vote. Sun shareholders can cast one vote for each share of Sun common stock owned on that date.

      The date, time and place of Sun’s special shareholder meeting is as follows:

September 9, 2004 at 10:30 a.m., local time

Susquehanna Valley Country Club
Mill Road
Hummels Wharf, Pennsylvania

Neither Omega’s nor Sun’s Shareholders Have Dissenters Rights (See pages 23 and 24)

      Neither Omega’s nor Sun’s shareholders will be entitled to dissent from the merger and have the value of their shares of common stock appraised in connection with the merger under Pennsylvania law or otherwise.

Omega’s Reasons for the Merger (See page 27)

      The Omega board of directors recommends the merger because the board of directors believes, among other reasons, that Sun Bank will complement and broaden Omega Bank’s existing customer base in the central Pennsylvania market. In addition, the Omega board of directors believes that the cost of the merger in financial terms represents a reasonable investment by Omega in furthering its business strategy.

      To review Omega’s reasons for the merger in greater detail, see page 27.

Sun’s Reasons for the Merger (See page 27)

      The Sun board of directors recommends the merger because the board believes that the merger provides shareholders with a favorable return on their investment in Sun common stock, while also allowing those shareholders who want to continue their ownership interest or delay the recognition of tax to do so through electing to receive Omega common stock instead of cash.

      To review Sun’s reasons for the merger in greater detail, see the discussion beginning on page 27.

Certain of Sun’s Directors and Executive Officers Have Financial Interests in the Merger That Are Different from or in Addition to Their Interests as Shareholders (See page 55)

      Sun directors and executive officers have financial interests in the merger that are different from or in addition to their interests as shareholders of Sun.

      These interests exist because of severance agreements that some executives of Sun have entered into with Omega and rights that some Sun executives have under employment and change of control agreements between these executives and Sun. These agreements provide certain executives with severance benefits if their employment with the combined company is terminated at or after the completion of the merger. The aggregate value of the severance, employment and change in control agreements is $2,718,000.

      Additionally, certain directors of Sun and Sun Bank will become directors of Omega and/or Omega Bank. Immediately following the merger, three individuals who served as directors of Sun immediately prior to the merger will become directors of Omega. Following the bank merger, Robert J. McCormack and three other directors of Sun Bank will become directors of Omega Bank. Further, each individual who was a member of Sun Bank’s board of directors immediately prior to the bank merger will be offered a position on a newly-created advisory board to the SunBank division of Omega Bank. For a period of one year after the merger of Omega and Sun, members of the advisory board will receive board fees equal to the board fees that they would have received as members of Sun Bank’s board of directors if the merger had not taken place.

      Sun’s board of directors knew about these additional interests, and considered them, when it approved the merger agreement.

RECENT DEVELOPMENTS

Omega

      On July 19, 2004, Omega reported unaudited results of operations for the three months and six months ended June 30, 2004. The following table sets forth certain consolidated financial information with respect to Omega:

OMEGA FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED FINANCIAL HIGHLIGHTS

				Year to Date
	For the Quarter Ended June 30,			For the Six Months Ended June 30,

	2004	2003	% Change	2004	2003	% Change

	(Unaudited)

	(In thousands, except as indicated*)
Earnings:
Net income	$3,931	$4,232	(7.1)%	$7,535	$8,454	(10.9)%
Per share statistics:*
Diluted earnings	$.46	$.49	(6.1)%	$.88	$.99	(11.1)%
Dividends declared — common	.30	.29	3.4	.60	.58	3.4
Dividends declared — preferred	—	.45	(100.0)	—	.90	(100.0)
Book value — common	19.73	19.95	(1.1)	19.73	19.95	(1.1)
Market value — High	37.97	37.74	0.6	38.75	37.74	2.7
Low	29.21	32.80	(10.9)	29.21	31.25	(6.5)
Financial position at June 30:
Assets	$1,149,870	$1,170,727	(1.8)%	$1,149,870	$1,170,727	(1.8)%
Deposits	916,658	926,360	(1.0)	916,658	926,360	(1.0)
Net loans	763,603	773,647	(1.3)	763,603	773,647	(1.3)
Shareholders’ equity	166,516	164,815	1.0	166,516	164,815	1.0
Average Balances:
Assets	$1,141,139	$1,148,424	(0.6)%	$1,133,632	$1,142,934	(0.8)%
Deposits	911,057	917,235	(0.7)	902,229	910,907	(1.0)
Net loans	780,948	780,321	0.1	785,082	780,033	0.6
Shareholders’ equity	171,168	166,215	3.0	170,565	165,487	3.1
Profitability ratios — annualized:*
Return on average assets	1.38%	1.47%	(6.1)%	1.33%	1.48%	(10.1)%
Return on average equity	9.19	10.18	(9.7)	8.84	10.22	(13.5)
Net interest margin — fully tax equivalent	3.98	4.35	(8.5)	4.06	4.39	(7.5)
Shares outstanding at June 30:*
Common	8,440,520	8,100,064	4.2%	8,440,520	8,100,064	4.2%
Preferred	—	219,781	(100.0)%	—	219,781	(100.0)%

RECENT DEVELOPMENTS

Sun

      On July 21, 2004, Sun reported unaudited results of operations for the three months and six months ended June 30, 2004. The following table sets forth certain consolidated financial information with respect to Sun:

SUN BANCORP, INC

CONSOLIDATED FINANCIAL HIGHLIGHTS

				Year to Date
	For the Quarter Ended June 30, 2004			For the Six Months Ended June 30, 2004

	2004	2003	% Change	2004	2003	% Change

	(Unaudited)

	(In thousands, except as indicated*)
Earnings:
Net income	$1,226	$1,690	(27.5)%	$2,735	$3,724	(26.6)%
Per share statistics:*
Diluted earnings	$.16	$.23	(30.4)%	$.36	$.52	(30.8)%
Dividends declared — common	.18	.18	0.0	.36	.35	2.9
Dividends declared — preferred	—	—	—	—	—	—
Book value — common	11.13	11.24	(1.0)	11.13	11.24	(1.0)
Market value — High	23.15	22.48	3.0	23.15	22.48	3.0
Low	18.79	19.60	(4.1)	18.79	17.80	5.6
Financial position at June 30:
Assets	$1,045,677	$1,027,414	1.8%	$1,045,677	$1,027,414	1.8%
Deposits	644,437	648,429	(0.6)	644,437	648,429	(0.6)
Net loans	666,463	646,604	3.1	666,463	646,604	3.1
Shareholders’ equity	85,733	81,037	5.8	85,733	81,037	5.8
Average Balances:
Assets	$1,040,314	$1,028,480	1.2%	$1,031,488	$994,821	3.7%
Deposits	661,120	633,178	4.4	643,749	613,371	5.0
Net loans	668,642	635,702	5.2	670,224	617,608	8.5
Shareholders’ equity	87,584	81,459	7.5	87,786	81,928	7.2
Profitability ratios — annualized:*
Return on average assets	0.47%	0.66%	(28.8)%	0.53%	0.75%	(29.3)%
Return on average equity	5.60	8.30	(32.5)	6.23	9.09	(31.5)
Net interest margin — fully tax equivalent	2.68	2.69	(0.4)	2.77	2.71	2.2
Shares outstanding at June 30:*
Common	7,704,826	7,208,165	6.9%	7,704,826	7,208,165	6.9%
Preferred	—	—	—	—	—	—

RISK FACTORS

      In considering whether to approve the merger and, for Sun shareholders, whether to elect to convert your shares of Sun common stock into cash versus Omega common stock, you should consider carefully the risks we describe below. In addition, we direct your attention to “Item 1: Business — Investment Considerations” in Omega’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, which discusses certain risks associated with an investment in Omega’s common stock.

If Omega is unable to successfully integrate Sun into Omega’s operations, Omega may not realize the benefits it expects from the merger.

      If Omega is unable to successfully integrate Sun into Omega’s operations, Omega may not be able to realize expected operating efficiencies, eliminate redundant costs or operate the businesses profitably. The successful integration of Omega and Sun could be adversely affected by one or more of the following risks:

•	The cost, in both money and human effort, required to integrate the operations of the companies may be greater than we expect;

•	It may be more difficult than we expect to control expenses after the merger, which would make it more difficult to improve our overall operating efficiencies and obtain the benefits of economies of scale;

•	Customers of Sun Bank may choose not to maintain their deposits, loans and other banking relationships with Omega after the merger;

•	It may be more difficult than we anticipate to integrate Sun’s personnel into Omega’s operations; and

•	The loss of key senior management of Sun, which operates in a number of markets that are different than the markets currently served by Omega, could make it more difficult for Omega to realize the benefits it expects from the merger with Sun.

A decline in the market price of Omega common stock reduces the value of the consideration payable to Sun shareholders.

      Sun common stock that is converted into Omega common stock will be converted at a ratio, known as the exchange ratio, equal to 0.664 shares of Omega common stock for each share of Sun common stock. If the market price of Omega common stock is more than $35.01 during the election period, Sun shareholders may elect to receive stock with the expectation that they will sell the stock immediately after the merger and receive more than $35.01 per share of Sun. However, if the market price of Omega common stock is less than $35.01 when we complete the merger, then the value of the Omega common stock that is received in exchange for Sun common stock will be less than $35.01 per share. The closing price of Omega common stock on July 19, 2004 was $30.23. Sun shareholders are advised to obtain recent market quotations for Omega common stock. We cannot assure you as to the market price of Omega common stock at any time.

Sun shareholders may not receive the cash and Omega common stock that they elect.

      The consideration, which Omega will pay to Sun shareholders when and if we complete the merger, will consist of a combination of cash and Omega common stock. Following the consummation of the merger, approximately 80% of the Sun common stock will be converted into Omega common stock and the remaining outstanding Sun common stock will be exchanged for cash. Although Sun shareholders may submit election forms in which they elect cash, stock or a combination of both, if the holders of more than 80% of Sun’s common stock request stock, then we will allocate stock and cash pro rata so that the total stock consideration does not exceed the 80% limit. Therefore, a Sun shareholder may not receive exactly what he or she elects and, for example, a shareholder who elects to receive only cash may receive cash and stock. For more information about how the consideration is allocated, please read the discussion below on page 42 under the caption “The Merger — Material Terms of the Merger Agreement — Conversion of Shares; No Fractional Amounts.”

The market price of Omega common stock may change between the deadline for submitting election forms and the date we complete the merger.

      The forms on which Sun shareholders elect to receive cash or Omega stock must be received no later than 5:00 P.M. Eastern Standard Time on September 8, 2004. However, we may not complete the merger until some time later. Thus, the market price of the Omega common stock that Sun shareholders receive may be different, on the day they receive it, from the market price on the day they made their original elections. A decline in the market price of Omega common stock would make the stock less valuable to those who elect stock, while an increase in the market price might cause those Sun shareholders who elected to receive cash to realize less per share than those who elected to receive stock.

The Omega common stock issued to Sun shareholders in connection with the merger will be registered with the SEC and therefore will be immediately available for resale in the public market without restriction. If Sun shareholders who receive Omega common stock in the merger sell that stock immediately, it could cause a decline in the market price of Omega common stock.

      Sun shareholders who receive Omega common stock in the merger may elect to sell the stock they receive immediately after the merger. In addition, existing Omega shareholders may try to sell material amounts of Omega common stock immediately after we complete the merger. If this occurs, there could be an excess of sellers over buyers in the market, which could cause a decline in the market price of Omega common stock.

Limited trading activity in Omega common stock may adversely affect the ability to obtain full value upon a quick sale of Omega common stock.

      There is limited trading activity in Omega common stock. For example, during the 2003 fiscal year, there were only 61 trading days in which the daily volume of trading exceeded 10,000 shares. Therefore, it may be difficult for Sun shareholders who receive a substantial amount of Omega common stock in the merger to sell that stock promptly without adversely affecting the market price of Omega common stock.

COMPARATIVE PER SHARE MARKET PRICE INFORMATION

      Omega’s common stock trades on the NASDAQ National Market under the symbol “OMEF.” Sun’s common stock trades on the NASDAQ National Market under the symbol “SUBI.”

      On April 20, 2004, the day on which we publicly announced the merger after the close of trading, and on July 19, 2004, the latest practicable date before the printing of this document, the closing prices of Omega common stock and Sun common stock were as follows:

			Equivalent
			Market Value
	Omega	Sun	of 100% Stock	Equivalent
	Common Stock	Common Stock	Election	Cash Election

April 20, 2004	$35.40	$18.86	$23.50	$23.25
July 19, 2004	30.23	20.60	20.07	23.25

      The equivalent market value of a 100% stock election, which is the per share value of the Omega common stock which Sun shareholders would receive for each share of Sun common stock exchanged for Omega common stock in the merger, was calculated by multiplying the closing sale price per share of Omega common stock reflected in the table by 0.664, the merger share exchange ratio.

Omega and Sun shareholders are urged to obtain a current market quotation for Omega common stock. No assurance can be given as to the future prices of, or markets for, Omega common stock.

SELECTED HISTORICAL FINANCIAL DATA OF OMEGA FINANCIAL CORPORATION

      The following is a summary of consolidated financial information with respect to Omega as of and for the three months ended March 31, 2004 and as of and for the fiscal years ended December 31, 2003, 2002, 2001, 2000 and 1999. The results for the three months ended March 31, 2004 are not necessarily indicative of the results to be expected for the full year. This information is unaudited and is derived from, and should be read in conjunction with, Omega’s consolidated financial statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” both of which are incorporated by reference in this joint proxy statement/ prospectus. See “Where You Can Find More Information.” In the opinion of management of Omega, all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of results for or as of the three month interim period have been paid.

	As of and For the
	Three Months Ended
	March 31,		As of and For the Years Ended December 31,

	2004	2003	2003	2002	2001	2000	1999

	(Amounts in thousands, except per share data)
Balance Sheet Data:
Total assets	$1,131,870	$1,161,911	$1,140,166	$1,154,557	$1,158,629	$1,113,836	$1,053,403
Loans, net	776,765	781,877	788,144	779,819	760,354	751,985	704,948
Investment securities	216,675	244,134	240,539	251,508	266,658	241,736	272,077
Goodwill	—	—	—	—	—	—	—
Deposits	898,487	918,982	907,580	919,255	931,667	889,501	851,595
Long-term debt (including ESOP debt)	23,746	25,216	24,121	19,069	20,344	10,264	10,611
Subordinated debentures
Shareholders’ equity	169,850	164,292	167,439	162,110	156,250	155,204	151,151
Selected Operating Data:
Interest income	13,106	14,743	56,783	64,960	76,006	76,945	74,493
Interest expense	3,016	3,743	13,706	19,323	30,863	31,126	27,705

Net interest income	10,090	11,000	43,077	45,637	45,143	45,819	46,788
Provision for loan losses	—	100	350	630	500	428	1,060

Net interest income after provision for loan losses	10,090	10,900	42,727	45,007	44,643	45,391	45,728
Investment securities gains	8	31	1,127	412	472	332	345
Other income	3,730	3,865	15,678	14,622	13,682	11,772	11,781
Other expenses	9,233	9,376	37,521	36,212	35,265	34,383	33,597

Income before income taxes	4,595	5,420	22,011	23,829	23,532	23,112	24,257
Provision for income taxes	991	1,198	4,826	5,650	5,877	5,983	6,895

Net income	$3,604	$4,222	$17,185	$18,179	$17,655	$17,129	$17,362

Income (loss) per share:
Basic	$0.43	$0.51	$2.07	$2.17	$2.08	$1.92	$1.92
Diluted	$0.42	$0.49	$2.01	$2.10	$2.01	$1.87	$1.85
Cash dividends per common share	$0.30	$0.29	$1.16	$1.13	$1.07	$1.03	$0.95
Selected operating ratios:
Return on average assets	1.3%	1.5%	1.5%	1.6%	1.6%	1.6%	1.6%
Return on average equity	8.5%	10.3%	10.3%	11.3%	11.5%	11.1%	11.3%
Net interest margin (fully tax equivalent)	4.1%	4.5%	4.3%	4.6%	4.6%	4.8%	4.9%
Average equity/ average assets	15.1%	14.5%	14.5%	14.0%	13.5%	14.3%	14.5%
Allowance for loan losses/ total loans	1.3%	1.4%	1.3%	1.4%	1.5%	1.6%	1.7%

SELECTED HISTORICAL FINANCIAL DATA OF SUN BANCORP, INC.

      The following is a summary of consolidated financial information with respect to Sun as of and for the three months ended March 31, 2004 and as of and for the fiscal years ended December 31, 2003, 2002, 2001, 2000 and 1999. The results for the three months ended March 31, 2004 are not necessarily indicative of the results to be expected for the full year. This information is unaudited and is derived from, and should be read in conjunction with, Sun’s consolidated financial statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” both of which are incorporated by reference in this joint proxy statement/ prospectus. See “Where You Can Find More Information.” In the opinion of management of Sun, all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of results for or as of the three month interim period have been made.

	As of and For the
	Three Months Ended
	March 31,		As of and For the Years Ended December 31,

	2004	2003	2003	2002	2001	2000	1999

	(Amounts in thousands, except per share data)
Balance Sheet Data:
Total assets	$1,037,218	$1,004,753	$1,027,836	$951,174	$922,050	$743,588	$710,921
Loans, net	675,791	612,541	672,223	602,395	515,520	406,775	377,485
Investment securities	213,988	279,167	223,209	219,438	305,612	290,513	282,616
Goodwill	36,163	23,345	29,431	22,924	22,924	8,682	9,436
Deposits	647,605	598,067	614,550	587,480	573,877	444,566	400,121
Long-term debt	240,900	231,900	237,495	220,000	222,000	222,000	214,000
Subordinated debentures	18,866	19,655	18,866	19,655	20,444	—	—
Shareholders’ equity	89,539	80,035	79,182	81,247	77,511	62,527	56,013
Selected Operating Data:
Interest income	$11,883	$12,388	$49,419	$54,543	$59,694	$53,560	$47,454
Interest expense	5,794	6,840	26,145	29,648	35,959	31,825	26,230

Net interest income	6,089	5,548	23,274	24,895	23,735	21,735	21,224
Provision for loan losses	435	405	1,620	1,460	1,500	2,500	1,925

Net interest income after provision for loan losses	5,654	5,143	21,654	23,435	22,235	19,235	19,299
Investment securities gains	109	1,496	3,194	616	844	(1,955)	1,962
Other income	3,486	2,394	11,036	6,052	8,664	2,939	2,998
Other expenses	7,519	6,563	28,493	22,622	20,049	14,095	12,079

Income before income taxes	1,730	2,470	7,391	7,481	11,694	6,124	12,180
Provision for income taxes	221	436	863	1,065	3,344	1,526	3,425

Net income	$1,509	$2,034	$6,528	$6,416	$8,350	$4,598	$8,755

Income (loss) per share:
Basic	$0.21	$0.28	$0.91	$0.90	$1.20	$0.68	$1.28
Diluted	$0.21	$0.28	$0.90	$0.89	$1.20	$0.68	$1.28
Cash dividends per common share	$0.18	$0.17	$0.71	$0.65	$0.60	$0.78	$0.90
Selected operating ratios:
Annualized return on average assets	0.6%	0.8%	0.6%	0.7%	0.9%	0.6%	1.3%
Annualized return on average equity	6.9%	9.9%	8.1%	8.0%	12.2%	8.0%	13.8%
Net interest margin (fully tax equivalent)	2.9%	2.8%	2.7%	3.1%	3.1%	3.5%	3.6%
Average equity/ average assets	8.6%	8.6%	8.0%	8.6%	7.9%	8.0%	9.6%
Allowance for loan losses/ total loans	1.2%	1.1%	1.1%	1.0%	1.2%	1.2%	1.0%

SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

(Amounts in thousands, except per share data and ratios)

      We have included this unaudited pro forma condensed combined selected information only for the purposes of illustration. It does not necessarily indicate what the operating results or financial position of the combined company would have been if the merger had been completed at the dates indicated. Moreover, this information does not necessarily indicate what the future operating results or financial position of the combined company will be. You should read this unaudited pro forma condensed combined selected financial information in conjunction with the “Unaudited Pro Forma Condensed Combined Financial Information” included elsewhere in this joint proxy statement/ prospectus.

      This unaudited pro forma condensed combined selected financial information does not reflect any adjustments to conform to accounting practices. Certain cost savings related to liabilities established pursuant to Emerging Issues Task Force, Issue No. 95-3 (referred to as EITF 95-3) are included in pro forma adjustments, but no other cost savings or synergies which may result from the merger or any future merger-related expenses. The table sets forth the information as if the merger had become effective on March 31, 2004, with respect to balance sheet information, and January 1, 2003, with respect to income statement information. For additional pro forma information, see “Pro Forma Financial Information,” beginning on page 67.

Three Months
Ended
March 31,
2004

(Unaudited)
Balance Sheet Data:
Total assets	$2,312,085
Loans, net	1,469,185
Investment securities	430,569
Goodwill	148,658
Deposits	1,548,814
Long-term debt (including ESOP debt)	338,289
Subordinated Debentures	21,766
Stockholders’ equity	313,793

	Three Months
	Ended	Year Ended
	March 31,	December 31,
	2004	2003

Selected Operating Data:
Interest income	$25,201	$107,048
Interest expense	7,542	34,777

Net interest income	17,659	72,271
Provision for loan losses	435	1,970

Net interest income after provision for loan losses	17,224	70,301
Investment securities gains	117	4,321
Other income	7,216	26,714
Other expenses	16,465	65,161

Income before income taxes	8,092	36,175
Provision for income taxes	1,830	8,060

Net income	$6,262	$28,115

Income (loss) per share:
Basic	$0.50	$2.30
Diluted	$0.50	$2.25
Cash dividends per common share	$0.30	$1.17
Selected Operating Ratios:
Return on average assets	1.08%	1.23%
Return on average equity	8.15%	9.39%
Average equity/ average assets	13.30%	13.13%

COMPARATIVE PER SHARE DATA (UNAUDITED)

      The following table shows comparative per share earnings, cash dividends and book value data. The equivalent pro forma information assumes an exchange ratio of 0.664 shares of Omega common stock for each share of Sun common stock and the conversion of 80% of Sun’s common stock into Omega common stock.

      We present the pro forma and the equivalent pro forma data for your information only. It does not necessarily indicate the results of operations or the combined financial position that would have resulted had Omega and Sun completed the merger at the times indicated, and it does not necessarily indicate what the future results of operations or the combined financial position will be. You should read the information shown below in conjunction with the historical consolidated financial statements of Omega and Sun and the notes provided with them, all of which are contained in the Annual Reports and additional information Omega and Sun has filed with the SEC. See “Where You Can Find More Information.” You should also read the information shown below in conjunction with the “Pro Forma Financial Information,” beginning on page 67.

Comparative Per Share Data

	For the Three	For the Year
	Months Ended	Ended
	March 31,	December 31,
	2004	2003

	(Unaudited)
Cash Dividends per Common Share:
Omega Actual	$0.30	$1.17
Sun Actual	0.18	0.71
Sun pro forma equivalent(1)	0.20	0.78
Net Income per Common Share — Basic:
Omega Actual	$0.43	$2.07
Sun Actual	0.21	0.91
Omega and Sun pro forma(2)	0.50	2.30
Sun pro forma equivalent(3)	0.33	1.53
Net Income per Common Share — Diluted:
Omega Actual	$0.42	$2.01
Sun Actual	0.21	0.90
Omega and Sun pro forma(2)	0.50	2.25
Sun pro forma equivalent(3)	0.33	1.49

	As of	As of
	March 31,	December 31,
	2004	2003

Book Value per Common Share:
Omega Actual	$20.00	$19.79
Sun Actual	11.66	11.03
Omega and Sun pro forma(4)	24.97	24.53
Sun pro forma equivalent(5)	16.58	16.29

(1)	Represents the dividends declared on Omega common stock during the respective periods multiplied by the exchange ratio (0.664 for 1) for the 80% of the Sun common stock converted into Omega common stock.

(2)	Represents net income per share of Omega common stock on a pro forma basis. These amounts, for purposes of determining basic net income per share of common stock, have been determined by dividing pro forma net income by the sum of (a) the weighted average number of shares of Omega common stock outstanding during each period and (b) shares of Omega common stock assumed to be issued in connection with the merger. These amounts for purposes of determining diluted net income per common share have been determined by dividing pro forma net income by the sum of (a) the weighted average number of shares of Omega common stock and stock options outstanding during each period and (b) shares of Omega common stock and the Omega options assumed to be issued in connection with the merger.

(3)	Represents the amount computed pursuant to Note 2 above multiplied by the exchange ratio (0.664 for 1).

(4)	Represents the pro forma combined net book value of Omega and Sun, divided by the sum of (a) the shares of Omega common stock outstanding at the end of the period and (b) the shares of Omega common stock assumed to be issued in connection with the merger.

(5)	Represents the amount computed in accordance with Note 4 above multiplied by the exchange ratio (0.664 for 1).

DIVIDEND POLICIES

      Omega’s board of directors has a policy of paying regular cash dividends on Omega’s common stock. In 2003, Omega declared cash dividends in the aggregate amount of $1.17 per share. The declaration, payment, and amount of dividends in the future is within the discretion of Omega’s board of directors and will depend upon Omega’s earnings, capital requirements, financial condition, and other relevant factors.

      Sun pays cash dividends at the discretion of its board of directors and to the extent funds are legally available. On April 15, 2004, Sun announced a $0.1815 per share dividend to shareholders of record as of the close of business on May 28, 2004. The level of Sun’s dividends depend upon a number of factors, primarily the level of net income, capital ratios, financial condition, and the need to retain funds for other uses. Other than regular quarterly cash dividends paid in the same amounts and on the same schedule as past dividends, the declaration of dividends is prohibited by the merger agreement until the merger is consummated or terminated. However, declaration of dividends is otherwise within the discretion of the Sun board of directors, and the board of directors can give no assurance that, if the merger does not occur, dividends will continue to be paid, or if they are paid, what the level or frequency of dividends will be.

WHERE YOU CAN FIND MORE INFORMATION

      Omega and Sun file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C., 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available on the SEC’s Internet site as part of the EDGAR database (http://www.sec.gov).

      Omega has filed a registration statement on Form S-4 to register the shares of Omega common stock to be issued in the merger under the Securities Act. This joint proxy statement/ prospectus is a part of the registration statement on Form S-4 and constitutes a prospectus of Omega in addition to being a proxy statement of each of Omega and Sun for their special meetings. As allowed by the SEC rules, this joint proxy statement/ prospectus does not contain all the information you can find in the registration statement on Form S-4 or the exhibits to the registration statement on Form S-4.

      The SEC also allows Omega and Sun to “incorporate by reference” the information it files with the SEC, which means Omega and Sun can disclose information to you by referring you to another document filed separately with the SEC. Information incorporated by reference is deemed to be part of this joint proxy statement/ prospectus. Later information filed by Omega or Sun with the SEC updates and supersedes this joint proxy statement/ prospectus.

      The following documents previously filed with the SEC by Omega under the Exchange Act (File No. 000-13599) are incorporated in this joint proxy statement/ prospectus by this reference:

SEC Filings	Period

Annual Report on Form 10-K	For the year ended December 31, 2003
Quarterly Report on Form 10-Q	For the quarter ended March 31, 2004
Definitive Proxy Statement	Filed on March 15, 2004
Current Report on Form 8-K	Filed on April 21, 2004

      All documents filed by Omega under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than current reports furnished under Item 9 or 12 of Form 8-K) subsequent to the date of this joint proxy statement/ prospectus and prior to the special meetings of Omega and Sun will be deemed to be incorporated by reference in this joint proxy statement/ prospectus and to be a part of this joint proxy statement/ prospectus from the date any document is filed.

      The following documents previously filed with the SEC by Sun under the Exchange Act (File No. 0-14745) are incorporated in this joint proxy statement/ prospectus by this reference:

SEC Filings	Period

Annual Report on Form 10-K	For the year ended December 31, 2003
Quarterly Report on Form 10-Q	For the quarter ended March 31, 2004
Definitive Proxy Statement	Filed on March 12, 2004
Current Reports on Form 8-K	Filed on January 30, 2004, March 1, 2004, March 26, 2004, April 16, 2004, April 22, 2004, and July 16, 2004

      All documents filed by Sun under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than current reports furnished under Item 9 or 12 of Form 8-K) subsequent to the date of this joint proxy statement/ prospectus and prior to the special meetings of Sun and Omega will be deemed to be incorporated by reference in this joint proxy statement/ prospectus and to be a part of this joint proxy statement/ prospectus from the date any document is filed.

      Neither Sun nor Omega has authorized anyone to provide you with information that is different from what is contained in this joint proxy statement/ prospectus dated July 23, 2004. You should not assume that the information contained in the joint proxy statement/ prospectus is accurate as of any date other than that date, and neither the mailing of this joint proxy statement/ prospectus nor the issuance of Omega common stock in the merger will create any implication to the contrary.

FORWARD-LOOKING STATEMENTS

      We have each made forward-looking statements in this document (and in Omega and Sun documents that are incorporated by reference) that are subject to risks and uncertainties. Forward-looking statements include the information concerning possible or assumed future results of operations of the combined company resulting from the merger of Omega and Sun including those set forth or referenced in “The Merger — Background of the Merger,” “— Recommendation of Omega’s Board of Directors and Reasons for the Merger,” “— Recommendation of Sun’s Board of Directors and Reasons for the Merger” and “— Opinions of Financial Advisors.” Also, when we use words such as “believes,” “expects,” “anticipates” or similar expressions, we are making forward-looking statements. You should note that many factors, some of which are discussed in “Risk Factors,” beginning on page 13, and elsewhere in this document and in the documents that we incorporate by reference, could affect the future financial results of Omega and Sun and could cause those results to differ materially from those expressed or implied in our forward-looking statements contained or incorporated by reference in this document.

SPECIAL MEETINGS OF SHAREHOLDERS

      We are sending you this joint proxy statement/ prospectus in order to provide you with important information regarding the merger and to solicit your proxy for use at the special meetings and at any adjournments or postponements of the special meetings. The special meetings are scheduled to be held at the times and places described below.

Omega Special Meeting

      General. The Omega special meeting is scheduled to be held on September 9, 2004 at 3:00 p.m., eastern standard time, at Celebration Hall, 2280 Commercial Boulevard, State College, Pennsylvania. At the Omega special meeting, Omega shareholders will have the opportunity to consider and vote upon the merger agreement. The Omega board of directors has unanimously approved the merger agreement and recommends that Omega shareholders vote “For” the merger agreement.

      Record Date. The Omega board of directors has fixed the close of business on July 19, 2004, as the Omega record date for determination of holders of shares of Omega common stock entitled to notice of and to vote at the Omega special meeting.

      Stock Entitled to Vote. As of July 19, 2004, there were 8,440,460 shares of Omega common stock outstanding. Each holder of Omega common stock will have the right to one vote with respect to the matters to be acted upon at the Omega special meeting for each share registered in the holder’s name on the books of Omega as of the close of business on July 19, 2004.

      Quorum. The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of Omega common stock entitled to vote at the Omega special meeting is necessary to constitute a quorum.

      Required Vote. The affirmative vote of a majority of the votes cast by Omega shareholders entitled to vote is required for approval of the merger agreement.

      Stock Ownership. As of July 19, 2004, the directors and executive officers of Omega, had the right to vote, in the aggregate, 394,707 shares of Omega common stock, representing approximately 4.7% of the total votes entitled to be cast at the Omega special meeting.

      Voting and Revocation of Proxies. All shares of Omega common stock represented by a proxy properly signed and received at or prior to the Omega special meeting, unless subsequently revoked, will be voted in accordance with the instructions on the proxy. If a proxy is signed and returned without indicating any voting instructions, the shares of Omega common stock represented by the proxy will be voted “For” the merger agreement. You may revoke your proxy by giving written notice of revocation to the corporate secretary of Omega at any time before it is voted, by submitting to Omega a duly executed, later-dated proxy or by attending the special meeting, notifying the secretary of the meeting that you are revoking your proxy and voting at the special meeting. All written notices of revocation and other communications with respect to revocation of Omega proxies should be addressed to: Omega Financial Corporation, 366 Walker Drive, P.O. Box 619, State College, Pennsylvania 16801-0619, Attention: David N. Thiel, Secretary. Attendance at the Omega special meeting will not, in and of itself, constitute a revocation of a proxy.

      Other Business. The Omega board of directors is not aware of any business to be acted upon at the Omega special meeting other than as described in this joint proxy statement/ prospectus. If, however, other matters are brought before the Omega special meeting which are incident to the conduct of the Omega special meeting, the persons appointed as proxies will have discretion to vote or act on those matters according to their best judgment.

      Abstentions and Broker Non-Votes. Abstentions and “broker non-votes,” explained below, will be counted as shares present for purposes of determining whether a quorum is present at the special meeting. However, abstentions and broker non-votes will not be counted in determining whether the merger has received the required shareholder vote. The failure to either return your proxy card or attend the Omega special meeting in person may result in the failure to establish a quorum. If less than a quorum is present at the special meeting, the meeting will have to be adjourned until a later date. Broker non-votes are shares held in the name of a broker or nominee for which an executed proxy is received, but which are not voted on the proposal because the voting instructions have not been received from the beneficial owner or persons entitled to vote and the broker or nominee does not have the discretionary power to vote.

      Solicitation of Proxies. Proxies are being solicited on behalf of Omega’s board of directors. The solicitation of proxies may be made by directors, officers and regular employees of Omega or its subsidiaries in person or by mail, telephone, facsimile or telegraph without additional compensation payable for that solicitation. Arrangements will be made with brokerage houses and other custodians, nominees and fiduciaries to forward proxy soliciting materials to the beneficial owners of Omega common stock held of record by these persons, and Omega will reimburse them for reasonable expenses incurred by them in so doing. The cost of the solicitation will be borne by Omega.

      No Dissenters Rights. Omega shareholders will not be entitled to dissenters rights under Pennsylvania law in connection with the merger. See “The Merger — No Dissenters Rights for Omega Shareholders.”

      Shareholder Proposals. Omega must receive a shareholder proposal on or prior to November 26, 2004 at 366 Walker Drive, P.O. Box 619, State College, Pennsylvania 16801-0619 in order to be eligible for inclusion in Omega’s proxy statement for the 2005 Annual Meeting of Shareholders. In addition, the deadline for providing Omega timely notice of any shareholder proposal to be submitted outside of the Rule 14a-8 process for consideration at Omega’s 2005 Annual Meeting of Shareholders is November 26, 2004. As to all such matters that Omega does not have notice on or prior to November 26, 2004, discretionary authority may be granted regarding inclusion of such proposal in Omega’s proxy statement for the 2005 Annual Meeting of Shareholders.

Sun Special Meeting

      General. The Sun special meeting is scheduled to be held on September 9, 2004 at 10:30 a.m., eastern standard time, at Susquehanna Valley Country Club, Mill Road, Hummels Wharf, Pennsylvania. The purpose of the Sun special meeting is to consider and vote upon the merger agreement. The Sun board of directors has unanimously approved the merger agreement and recommends that Sun shareholders vote “For” the merger agreement.

      Record Date. The Sun board of directors has fixed the close of business on July 19, 2004 as the Sun record date for the determination of holders of shares of Sun stock entitled to notice of and to vote at the Sun special meeting.

      Stock Entitled to Vote. At the close of business on July 19, 2004, there were 7,706,961 shares of Sun common stock outstanding. Holders of Sun common stock will be entitled to one vote for each share of Sun common stock that they held of record on July 19, 2004.

      Quorum. The presence in person or by properly executed proxy of the holders of a majority of the outstanding shares of Sun common stock entitled to vote at the Sun special meeting is necessary to constitute a quorum.

      Required Vote. Pursuant to Sun’s Amended and Restated Bylaws, the affirmative vote of at least 75% of the Sun shares outstanding is required for approval of the merger agreement.

      Stock Ownership. As of July 19, 2004, the directors and certain officers of Sun and one of its significant shareholders, FNB Corporation (collectively, the “voting shareholders”), had the right to vote, in the aggregate, 1,815,352 shares of Sun common stock, representing approximately 23.5% of the total votes entitled to be cast at the Sun special meeting. The voting shareholders of Sun have agreed in writing to vote their shares at the Sun special meeting in favor of the merger agreement.

      Voting and Revocation of Proxies. Shares of Sun common stock represented by a proxy properly signed and received at or prior to the Sun special meeting, unless subsequently revoked, will be voted in accordance with the instructions on the proxy. If you sign and return your proxy without indicating any voting instructions, the shares of Sun common stock represented by the proxy will be voted “For” the merger agreement. You may revoke your proxy at any time by giving written notice of revocation to the corporate secretary of Sun at any time before it is voted, by submitting to Sun a duly executed, later-dated proxy or by attending the special meeting, notifying the secretary of the meeting that you are revoking your proxy and voting the shares at the special meeting. You should send all written notices of revocation and other communications with respect to revocation of Sun proxies to: Sun Bancorp, Inc., 155 North 15th Street, Lewisburg, Pennsylvania 17837, Attention: Thomas W. Bixler, Secretary. Attendance at the Sun special meeting will not, in and of itself, constitute a revocation of a proxy.

      Other Business. The Sun board of directors is not aware of any business to be acted upon at the Sun special meeting other than as described in this joint proxy statement/ prospectus. If, however, other matters are brought before the Sun special meeting which are incident to the conduct of the Sun special meeting, the persons appointed as proxies will have discretion to vote or act on matters according to their best judgment.

      Abstentions and Broker Non-Votes. Abstentions and broker non-votes will be counted as shares present for purposes of determining whether a quorum is present. However, abstentions and broker non-votes will have the effect of a vote against the merger agreement. Similarly, the failure to either return your proxy card or attend the Sun special meeting in person and vote in favor of the merger agreement will have the same effect as a vote against the merger agreement.

      Solicitation of Proxies. The proxies are being solicited on behalf of the Sun board of directors. The solicitation of proxies may be made by directors, officers and regular employees of Sun in person or by mail, telephone, facsimile or telegraph without additional compensation payable for that solicitation. Arrangements will be made with brokerage houses and other custodians, nominees and fiduciaries to forward proxy soliciting materials to the beneficial owners of Sun common stock held of record by these persons, and Sun will reimburse them for reasonable expenses incurred by them in so doing. The cost of the solicitation will be born by Sun. Sun has retained Georgeson Shareholder, a firm experienced in the solicitation of proxies on behalf of public companies, to assist in the proxy solicitation process at a base fee of $10,000, which includes all reasonable out of pocket expenses. This fee may be higher if Sun requests that Georgeson Shareholder provide certain additional services.

      No Dissenters Rights. Sun Shareholders will not be entitled to dissenters rights under Pennsylvania law in connection with the merger. See “The Merger — No Dissenters Rights for Sun Shareholders.”

      Shareholder Proposals. Sun anticipates that it will not have a 2005 Annual Meeting of Shareholders because it anticipates that Sun and Omega will complete the merger before that meeting would normally be held. However, if an annual meeting is held, Sun must receive a shareholder proposal on or prior to November 22, 2004, at 155 North 15th Street, Lewisburg, Pennsylvania 17837 in order to be eligible for inclusion in Sun’s proxy statement for the 2005 Annual Meeting of Shareholders.

THE MERGER

Background of the Merger

      In July 2002, Omega and Sun executed a confidentiality agreement and, thereafter, representatives of Omega and Sun engaged in several informal discussions regarding general business operations due to the companies’ shared community banking philosophies and similar markets served. However, during those discussions, neither Omega nor Sun demonstrated sufficient interest to pursue a business combination or affiliation.

      During late 2003 and early 2004, Sun’s management and the board of directors of Sun met several times to discuss alternatives to refinance, pay off or partially pay off Sun’s existing Federal Home Loan Bank debt and to analyze the anticipated effects that these actions may have on Sun’s strategic, business and financial prospects. In early 2004, these discussions led Sun’s management team and board of directors to consider what other strategic alternatives existed and what effect these strategic alternatives may have on Sun’s strategic, business and financial prospects, and on Sun’s various constituencies, including its shareholders and customers. During February 2004, Sun’s management concluded, after preparation and review of its own internal analysis, that it would be appropriate for Sun’s board of directors to more seriously consider a potential business combination.

      In early 2004, Robert J. McCormack, President and Chief Executive Officer of Sun, and representatives of Keefe Bruyette & Woods, Inc., referred to as “KBW,” met several times to discuss a range of issues, including a possible business combination involving Sun. At a meeting on February 27, 2004, Sun’s board of directors considered alternatives for a potential business combination and reviewed a preliminary analysis prepared by KBW. On March 1, 2004, Sun engaged KBW to contact various companies that may have interest in a business combination with Sun. In early March 2004, KBW, on Sun’s behalf, contacted 16 companies, including Omega, regarding a possible business combination.

      In early March 2004, Omega’s and Sun’s executive management met to discuss a possible business combination. At that meeting, Sun relayed that, primarily as a result of its balance sheet structure and the negative impact on its earnings caused by its Federal Home Loan Bank debt, Sun was reviewing possible financial restructuring alternatives. However, in order to repay its Federal Home Loan Bank debt, Sun would incur a pre-payment penalty estimated by Sun to be approximately $29 million. Alternatively, Sun’s management expressed to Omega that Sun was also considering the possibility of merging its operations with another suitable bank holding company. On March 10, 2004, Sun engaged Shumaker Williams, P.C. as its special counsel in connection with a potential business combination.

      During the week of March 1, 2004, Omega engaged Sandler O’Neill & Partners, L.P. to act as the financial advisor to Omega’s board of directors in connection with a possible business combination with Sun, as memorialized by letter dated March 22, 2004. Omega also engaged Blank Rome, LLP as its special legal counsel and Ernst & Young, LLP to provide financial, accounting and tax advisory services in connection with a potential transaction with Sun. On or about March 5, 2004, KBW provided Omega with certain materials relating to Sun and its businesses.

      On March 11, 2004, Omega’s board of directors and executive management met with representatives of Sandler O’Neill to discuss a potential merger with Sun. At the meeting, Sandler O’Neill presented a financial analysis, with input from Omega’s executive management, relating to a potential merger transaction with Sun. Among other things, Omega’s board of directors discussed the fact that Sun’s sole banking subsidiary, Sun Bank, provides traditional banking services in central Pennsylvania, including markets not currently served by Omega Bank, which would complement and broaden Omega Bank’s existing customer base in central Pennsylvania and potential cost savings that such a combination may achieve. Omega’s board of directors also discussed that the larger size of the combined company would place it in a stronger position to satisfy the financial needs of its expanded customer base. In addition, Omega’s board considered that a merger with Sun was consistent with Omega’s 2004 Strategic Plan, which included an initiative to acquire other banks or financial service providers to effectively utilize Omega’s existing capital base for potential earnings enhancement. Omega’s board of directors authorized Omega’s executive management, with the assistance of Omega’s financial advisors and legal counsel, to conduct negotiations with Sun regarding a merger. Omega’s board also approved certain financial terms regarding a proposed merger and authorized the issuance of a non-binding indication of interest to Sun for a proposed merger. On March 16, 2004, Omega sent to Sun a non-binding indication of interest, which contained a range of merger prices and certain other proposed terms for merging Sun with and into Omega.

      On March 18, 2004, KBW made a presentation to Sun’s board of directors regarding various strategic alternatives, including a potential business combination. KBW representatives presented three confidential, non-binding indications of interest that resulted from the contacts with the 16 companies, including the one received from Omega. KBW also presented information regarding each of the companies that submitted non-binding indications of interest. Also discussed at the meeting, among other things, was the overview of the transaction process, a trading analysis of Sun, a comparable transaction analysis, discounted cash flow analyses and earnings analyses. Upon discussing the matters presented at this meeting, Sun’s board of directors authorized continued discussions with Omega and the other two companies that submitted a non-binding indication of interest to determine if any of them would submit a revised proposal to the board of directors with terms more advantageous to Sun and its constituencies.

      By letter dated March 19, 2004, KBW requested that Omega submit a best and final indication of interest, to include specific financial terms, by no later than 5:00 p.m., eastern time, on March 23, 2004. On March 22, 2004, Omega’s board of directors held a meeting at which further financial analysis relating to the proposed merger with Sun was presented by Sandler O’Neill. Omega’s board of directors discussed various financial scenarios of a proposed merger with Sun. On March 23, 2004, Omega provided to KBW, Omega’s final, non-binding indication of interest, which contained Omega’s revised terms for the proposed merger with Sun.

      On March 25, 2004, Sun’s board of directors met to review the status of discussions with the three companies that had submitted non-binding indications of interest. KBW representatives discussed their conversations with each of these three companies, two of which, including Omega, had submitted revised non-binding indications of interest. Sun’s board of directors discussed these revised indications of interest, including their proposed financial terms and non-financial matters. Sun’s board of directors also discussed the advantages and disadvantages of each revised indication of interest and of engaging in a proposed transaction with each company that submitted a revised indication of interest. At the conclusion of their discussions, Sun’s board of directors authorized Sun’s management to continue discussions with Omega and to permit Omega to conduct due diligence on Sun.

      Omega’s representatives, including its financial advisors and legal counsel, conducted due diligence activity relating to Sun and its subsidiaries from March 30, 2004 through April 6, 2004. On April 5, 2004, Sun received the initial draft of an Agreement and Plan of Merger from Omega through its special counsel. On April 6, 2004, representatives of Sun conducted due diligence on Omega.

      On April 8, 2004, Sun’s board of directors met to discuss the status of the negotiations with Omega. At the meeting, the results of the due diligence process and review were discussed and considered by Sun’s board of directors. Sun’s special counsel, Shumaker Williams, P.C., made a presentation regarding terms contained in the initial draft of the merger agreement. KBW also presented the financial terms of the transaction. Sun’s board of directors discussed the proposed terms of the merger, including financial and non-financial terms, and authorized Sun to continue the merger negotiations.

      On April 12, 2004, Omega’s board of directors met to review the due diligence findings presented by Omega’s senior management, financial advisors, external auditors and legal counsel. Omega’s legal counsel reviewed certain terms and conditions contained in a draft of the merger agreement and obtained the board of directors’ recommendations on certain issues relating to the merger agreement. Representatives from Sandler O’Neill participated in the discussions regarding the financial terms of the merger at this meeting. Omega’s board of directors authorized Omega to continue with the negotiations with Sun toward completion of a definitive merger agreement.

      Between April 13 and April 19, 2004, Omega and Sun continued their merger negotiations through their financial advisors and legal counsel. In addition, during this time period, members of Omega’s and Sun’s senior management met to negotiate certain terms relating to the merger. Various drafts of the merger agreement and related documents were exchanged during this period.

      On April 19, 2004, Sun’s board of directors held a special meeting at which representatives of KBW and Sun’s special counsel were present. Sun’s board of directors discussed the results of Sun’s continuing due diligence on Omega. KBW and Sun’s special counsel briefed Sun’s board of directors on final negotiations concerning the merger agreement and related matters. Sun’s board of directors discussed, among other matters, the proposed terms of the merger, including financial terms. Specifically, Sun’s board discussed the structure of the transaction, merger consideration terms, tax aspects of the merger, the provisions regarding appointees to the boards of directors of Omega and Omega Bank, the representations, warranties and covenants of the parties and certain non-financial issues. Sun’s board of directors reviewed the most recent drafts of the merger agreement and ancillary documents in detail. During this meeting, KBW delivered its written opinion to Sun’s board of directors that the merger consideration was fair to Sun’s shareholders, from a financial point of view. See “— Opinions of Financial Advisors — Opinion of Keefe Bruyette & Woods, Inc.” Following these discussions, Sun’s board of directors unanimously approved the merger agreement and the transactions contemplated by the merger agreement. Sun’s board of directors authorized Sun’s officers to execute the merger agreement upon receiving confirmation that Omega’s board of directors had approved the merger agreement and the transactions contemplated by the merger agreement.

      On April 19, 2004, Omega’s board of directors held a meeting at which Omega’s legal counsel presented an update and summary on the status of the merger agreement and related documents. Representatives from Sandler O’Neill presented their financial analysis. During this meeting, Sandler O’Neill orally delivered its opinion that, as of that date, the merger consideration was fair to Omega, from a financial point of view. See “— Opinions of Financial Advisors — Opinion of Sandler O’Neill & Partners, L.P.” Thereafter, Omega’s board of directors unanimously approved the proposed merger agreement and related transactions, and agreed to execute the merger agreement upon satisfactory receipt of certain disclosure schedules to the merger agreement, which Omega received on April 20, 2004.

      After the close of trading on the NASDAQ National Market on April 20, 2004, Omega and Sun signed the merger agreement and issued a joint press release publicly announcing the merger.

Recommendation of Omega’s Board of Directors and Reasons for the Merger

      Omega’s board of directors unanimously determined that the terms of the merger agreement and the merger are in the best interests of Omega and its shareholders. In arriving at its determination, the Omega board of directors consulted with Omega’s management, as well as its legal counsel, accountants and financial advisors and gave significant consideration to a number of factors bearing on its decision. The Omega board of directors considered the following material factors:

•	Omega seeks to grow both internally and through the acquisition of complimentary businesses. Sun Bank, which provides traditional banking services in central Pennsylvania, including markets not currently served by Omega Bank, will complement and broaden Omega Bank’s existing customer base in central Pennsylvania;

•	Sun Bank’s business strategy is consistent with Omega Bank’s customer-focused community banking operating model. The larger size of the combined company would place the combined company in a stronger position to satisfy the financial needs of its expanded customer base;

•	The belief of the Omega board of directors that the cost of the merger in financial terms represents a reasonable investment by Omega in furthering its business strategy;

•	The likelihood of the merger being approved by the appropriate regulatory authorities;

•	The belief of the Omega board of directors that, while no assurances can be given, it was likely that the merger would be completed and that the business and financial benefits contemplated in connection with the merger are likely to be achieved within a reasonable time frame;

•	The structure of the merger and the terms of the merger agreement, including the fact that the exchange ratio provides reasonable certainty as to the amount of cash to be paid and the number of shares of Omega common stock to be issued in the merger; and

•	The opinion of Sandler O’Neill & Partners, L.P. to the Omega board of directors that, as of April 19, 2004, the date of the board of directors meeting at which the board of directors approved the merger (subject to receipt of satisfactory schedules), based on and subject to the considerations presented in the opinion, the consideration offered in connection with the merger agreement was fair to Omega from a financial point of view.

      Omega does not intend this discussion of the information and factors considered by the Omega board of directors to be exhaustive, although this discussion does include all material factors considered by the Omega board of directors. In reaching its determination to approve and recommend the merger agreement to the Omega shareholders for their approval, the Omega board of directors did not assign any relative or specific weights to the factors considered, and individual directors of Omega might have weighed factors differently.

      The board of directors of Omega unanimously recommends that Omega shareholders vote in favor of the merger agreement.

Recommendation of Sun’s Board of Directors and Reasons for the Merger

      The Sun board of directors has unanimously approved the merger agreement and unanimously recommends that Sun shareholders vote “FOR” approval and adoption of the merger agreement.

      The Sun board of directors has determined that the merger is fair to, and in the best interests of, Sun and its shareholders. In approving the merger agreement, the Sun board of directors consulted with Keefe Bruyette & Woods, Inc., with respect to the financial aspects and fairness of the exchange ratio and the merger consideration to be received by Sun shareholders, from a financial point of view, and with its legal counsel, as to its legal duties and the terms of the merger agreement. In arriving at its determination, the Sun board of directors also considered the following material factors:

•	The board of directors’ familiarity with and review of information concerning the business, results of operations, financial condition, competitive position and future prospects of Sun, including the potential prospective impact of Sun’s Federal Home Loan Bank debt;

•	The current and prospective environment in which Sun operates, including national, regional and local economic conditions, the competitive environment for banks and other financial institutions generally and the increased regulatory burdens on financial institutions and public companies generally and the trend toward consolidation in the banking industry and in the financial services industry;

•	The financial presentation of Keefe Bruyette & Woods, Inc. and the opinion of Keefe Bruyette & Woods, Inc. that, as of the date of the opinion, the merger consideration was fair, from a financial point of view, to the holders of Sun common stock (see “— Opinions of Financial Advisors — Opinion of Keefe Bruyette & Woods, Inc.” beginning on page 37);

•	The historical market prices of Sun common stock and the fact that the merger consideration represented a 24% premium over the per share closing price of Sun common stock on April 16, 2004, and a 26% premium over the per share closing prices of Sun common stock one month prior to the merger announcement;

•	Results that might be obtained by Sun, if it continued to operate independently, and the likely benefits to shareholders of such a course, as compared with the value of the merger consideration offered by Omega;

•	The financial attributes of Sun and Omega’s common stock, dividend yield, liquidity and corporate fundamentals;

•	The Sun board of directors considered the financial terms of the proposed merger. Shareholders would receive $23.25 or 0.644 shares of Omega common stock for each share of Sun stock held. The Sun board of directors found the proposed consideration attractive because it was favorable relative to the premiums paid in other recent transactions. Also, the Sun board of directors found the premium offered by Omega to be substantial, given Sun’s future financial prospects, and the other indications of interest received during the process. The Sun board of directors considered the presentation of Keefe Bruyette & Woods, Inc., at the April 19, 2004, meeting concerning the financial terms of the proposed merger. Among other comparisons and financial reports, Keefe Bruyette & Woods, Inc. presented an analysis of comparable transactions, a discounted cash flow analysis, a pro forma merger analysis and a shareholder impact analysis, which analyses the board of directors considered favorable because each of these analyses indicated that the premium to be received by the Sun Shareholders was substantial and supported its decision to approve the merger.

•	Omega’s history of paying cash dividends on its common stock, the dividend payout amounts, the payout ratios relative to Omega’s earnings, and the increased dividends that each Sun shareholder would receive upon completion of the merger were factors that the Sun board of directors found favorable. The Sun board of directors considered whether Sun, as an independent enterprise, could produce the earnings necessary to result in a value comparable to the value to be received in the merger. In addition, the Sun board of directors determined that Omega’s current dividend payment exceeds Sun’s potential in the near term.

•	Omega trades on the NASDAQ National Market under the symbol “OMEF.” The board of directors found the enhanced liquidity that may be associated with the combined company’s common stock, compared with more limited trading market of Sun’s common stock, to be a favorable factor in their analysis, because shareholders should be able to trade company stock more easily after the merger.

•	The increased availability of capital to allow the resulting company to grow its assets and market share was also considered a favorable factor. The Sun board of directors also considered the resulting company’s ability to pursue larger customer relationships, as a result of the enhanced capital base resulting from the merger.

•	The commitment, by Omega, to the three executive management members of Sun to remain with the company following the merger was considered a favorable factor. Sun’s confidence in the experience and expertise of Sun’s present executive management made the continuity of Sun’s three executive officers an advantage going forward.

•	The expected qualification of the merger as a reorganization under Section 368 of the Internal Revenue Code was considered a favorable factor, because the tax consequences to the combined entity would not have the negative impact of a taxable merger transaction.

•	The Sun board of directors and Sun’s management performed extensive review of Omega. As a part of its due diligence review, Sun reviewed Omega’s business, operations, financial conditions, earnings and prospects. In addition, Sun considered that the two companies have similar and compatible philosophies about banking, financial performance and shareholder value. The ability of Sun to affiliate with a company that has a fundamentally similar culture and business philosophy was considered favorable because the similar cultures would enhance the opportunities for growth and profitability of the combined company.

•	The Sun board of directors considered as favorable Sun’s current condition and historical operating results and the effects of a merger with Omega, including the increased earnings potential, and the diminished impact of the borrowings from the Federal Home Loan Bank because of the accounting treatment of this debt in the transaction and its relative impact given the size of the resulting company.

•	The effects of the merger on Sun’s depositors and customers and the communities served by Sun were deemed to be favorable given that they would be served by a geographically diversified organization with greater resources than Sun;

•	The overall historical performance of Omega was deemed to be a favorable factor to the Sun board of directors;

•	The future business prospects of Omega were deemed to be a favorable factor to the Sun board of directors;

•	The ability of the Sun board of directors to name directors of Sun to the Omega and Omega Bank boards of directors was deemed to be a favorable factor to the Sun board of directors because of the potential influence that these directors may have relative to the respective entire boards of directors;

•	From Sun’s standpoint, the merger represents an attractive opportunity to maximize shareholder value, increase dividends for its shareholders, provide liquidity to shareholders, and join with a company that has sound business prospects and shared values.

      The discussion of factors considered by Sun’s board of directors is not exhaustive, but includes all material factors considered by the board of directors. In approving the merger agreement, Sun’s board of directors did not quantify or assign any specific or relative weights to the various factors considered. Rather, the Sun board of directors based its recommendation on the totality of information presented to it. Individual directors may have weighted factors differently. All of the material factors concerning the proposed merger considered by the Sun board of directors supported the board’s decision to recommend the transaction to its shareholders. The Sun board of directors is not aware of any factor that failed to support its determination.

Opinions of Financial Advisors

Opinion of Sandler O’Neill & Partners, L.P.

      Omega retained Sandler O’Neill & Partners, L.P. to act as its financial advisor in connection with a possible business combination with Sun. Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

      Sandler O’Neill acted as financial advisor to Omega in connection with the proposed merger and participated in certain of the negotiations leading to the merger agreement. At the April 19, 2004 meeting at which Omega’s board of directors considered and approved the merger agreement, Sandler O’Neill delivered to the board of directors its oral opinion, subsequently confirmed in writing, that, as of such date, the merger consideration was fair to Omega from a financial point of view. The full text of Sandler O’Neill’s opinion is attached as Annex B to this joint proxy statement/ prospectus. The opinion outlines the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the opinion. We urge Omega shareholders to read the entire opinion carefully in connection with their consideration of the proposed merger.

      Sandler O’Neill’s opinion speaks only as of the date of the opinion. The opinion was directed to the Omega board of directors and is directed only to the fairness of the merger consideration to Omega from a financial point of view. It does not address the underlying business decision of Omega to engage in the merger or any other aspect of the merger and is not a recommendation to any Omega shareholder as to how the shareholder should vote at the special meeting with respect to the merger or any other matter.

      In connection with rendering its April 19, 2004 opinion, Sandler O’Neill reviewed and considered, among other things:

(1) the merger agreement;

(2) certain publicly available financial statements and other historical financial information of Omega that Sandler O’Neill deemed relevant;

(3) certain publicly available financial statements and other historical financial information of Sun that Sandler O’Neill deemed relevant;

(4) internal financial projections for Omega for the years ending December 31, 2004 and December 31, 2005 prepared by and reviewed with management of Omega;

(5) internal financial projections for Sun for the year ending December 31, 2004 prepared by and reviewed with management of Sun;

(6) the pro forma financial impact of the merger on Omega, based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings reviewed with Omega’s and Sun’s senior management;

(7) the publicly reported historical price and trading activity for Omega’s and Sun’s common stock, including a comparison of certain financial and stock market information for Omega and Sun with similar publicly available information for certain other companies, the securities of which are publicly traded;

(8) the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available;

(9) the current market environment, generally, and the banking environment in particular; and

(10) other information, financial studies, analyses and investigations and financial, economic and market criteria as they considered relevant.

      Sandler O’Neill also discussed with certain members of Omega’s senior management the business, financial condition, results of operations and prospects of Omega and held similar discussions with certain members of Sun’s senior management and its advisors regarding the business, financial condition, results of operations and prospects of Sun and their views of the impact of Sun’s acquisition of Sentry Trust Company on the business, financial condition, results of operations and prospects of Sun.

      In performing its reviews and analyses and in rendering its opinion, Sandler O’Neill assumed and relied upon the accuracy and completeness of all the financial information, analyses and other information that was publicly available or otherwise furnished to, reviewed by or discussed with it and further relied on the assurances of management of Omega and Sun that they were not aware of any facts or circumstances that would make the information inaccurate or misleading. Sandler O’Neill was not asked to and did not independently verify the accuracy or completeness of any of such information and it did not assume any responsibility or liability for the accuracy or completeness of any of such information. Sandler O’Neill did not make an independent evaluation or appraisal of the assets, the collateral securing assets or the liabilities, contingent or otherwise, of Omega or of Sun or any of their respective subsidiaries, or the collectibility of any such assets, nor was it furnished with any such evaluations or appraisals. Sandler O’Neill is not an expert in the evaluation of allowances for loan losses and it did not make an independent evaluation of the adequacy of the allowance for loan losses of Omega or Sun, nor did it review any individual credit files relating to Omega or to Sun. With Omega’s consent, Sandler O’Neill assumed that the respective allowances for loan losses for both Omega and Sun were adequate to cover their losses and will be adequate, on a pro forma basis, for the combined entity.

      Sandler O’Neill’s opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of its opinion. Sandler O’Neill assumed, in all respects material to its analysis:

•	all of the representations and warranties contained in the merger agreement and all related agreements are true and correct;

•	each party to the merger agreement and all related agreements will perform all of the covenants required to be performed by such party under such agreement; and

•	the conditions precedent in the merger agreement are not waived.

      Sandler O’Neill also assumed, with Omega’s consent:

•	there has been no material change in Omega’s and Sun’s assets, financial condition, results of operations, business or prospects since the date of the last financial statements made available to them;

•	that Omega and Sun will remain as going concerns for all periods relevant to its analyses; and

•	the merger will qualify as a tax-free reorganization for federal income tax purposes.

Finally, with Omega’s consent, Sandler O’Neill relied upon the advice Omega received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger and the other transactions contemplated by the merger agreement.

      In rendering its April 19, 2004 opinion, Sandler O’Neill performed a variety of financial analyses. The following is a summary of the material analyses performed by Sandler O’Neill, but is not a complete description of all the analyses underlying Sandler O’Neill’s opinion. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O’Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O’Neill’s comparative analyses described below is identical to Omega or Sun and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of Omega or Sun and the companies to which they are being compared.

      The earnings projections used and relied upon by Sandler O’Neill in its analyses were based upon internal financial projections furnished by management of Omega and Sun, respectively. These financial projections and estimates and all projections of transaction costs, purchase accounting adjustments and expected cost savings relating to the merger were reviewed with Omega’s and Sun’s senior management, and Omega’s management confirmed to Sandler O’Neill that they reflected the best currently available estimates and judgments of Omega’s management of the future financial performance of the combined company following the merger. Sandler O’Neill assumed that the performances would be achieved. Sandler O’Neill expressed no opinion as to the financial projections or the assumptions on which they were based. The financial projections for Omega were prepared for internal purposes only and not with a view towards public disclosure. These projections, as well as the other estimates used by Sandler O’Neill in its analyses, were based on numerous variables and assumptions which are inherently uncertain and, accordingly, actual results could vary materially from those set forth in the projections.

      In performing its analyses, Sandler O’Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Omega, Sun and Sandler O’Neill. The analyses performed by Sandler O’Neill are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by the analyses. Sandler O’Neill prepared its analyses solely for purposes of rendering its opinion and provided the analyses to the Omega board of directors at its meeting on April 19, 2004. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O’Neill’s analyses do not necessarily reflect the value of Omega’s or Sun’s common stock or the prices at which Omega’s or Sun’s common stock may be sold at any time.

      Summary of Proposal. Sandler O’Neill reviewed the financial terms of the proposed transaction. Based upon the closing price of Omega’s common stock on April 16, 2004 of $35.65, and assuming that 80% of Sun’s shares are converted into Omega common stock at an exchange ratio of 0.664 and the remaining 20% are converted into $23.25 per share in cash in the merger, Sandler O’Neill calculated an implied transaction value of $23.59 per share. Based upon financial information for Sun for the twelve months ended December 31, 2003, and including the impact of Sun’s recent acquisition of Sentry Trust Company, Sandler O’Neill calculated the following ratios:

Transaction Ratios

Transaction value/ Last 12 months’ earnings(1)	28.1	x
Transaction value/ Estimated 2004 earnings	25.1	x
Transaction value/ Tangible book value per share	367%
Transaction value/ Stated book value per share	207%
Tangible book premium/ Core deposits(2)	24.6%

(1)	Does not reflect the impact of Sun’s acquisition of Sentry Trust Company

(2)	Assumes Omega’s total core deposits are $543 million.

      For purposes of Sandler O’Neill’s analyses, earnings per share were based on fully diluted earnings per share. The aggregate transaction value was approximately $184 million, based upon 7.78 million shares of Omega common stock outstanding and including the intrinsic value of options to purchase an aggregate of 503,384 shares with a weighted average strike price of $24.03. Sandler O’Neill noted that the aggregate transaction value represented a 25.3% premium over Sun’s market capitalization at April 16, 2004.

      Stock Trading History. Sandler O’Neill reviewed the history of the reported trading prices and volume of Omega’s and Sun’s common stock for the one-year period ended April 16, 2004 and compared the relationship between the movements in the prices of Omega’s and Sun’s common stock to movements in the prices of the Nasdaq Bank Index, the Standard & Poor’s Bank Index, the Standard & Poor’s 500 Index and the weighted average performance (based on market capitalization) of a composite peer group of publicly traded commercial banking institutions selected by Sandler O’Neill. The peer group was comprised of the commercial banks identified under “Comparable Company Analysis” below.

      During the one year period ended April 16, 2004, the common stock of each of Sun and Omega underperformed each of the indices to which it was compared.

Omega’s and Sun’s Comparative Stock Performance

	Beginning	Ending
	Index Value	Index Value
	April 16,	April 16,
	2003	2004

Omega	100.00%	103.33%
Sun	100.00	95.40
Peer group	100.00	122.42
Nasdaq Bank Index	100.00	127.23
S&P Bank Index	100.00	123.77
S&P 500 Index	100.00	128.95

      Comparable Company Analysis. Sandler O’Neill used publicly available information to compare selected financial and market trading information for Omega and Sun and a group of financial institutions selected by Sandler O’Neill. The peer group consisted of Omega, Sun and the following publicly traded banking institutions headquartered in Pennsylvania with total assets from $600 million to $3.5 billion:

ACNB Corporation	First Chester County Corporation
Bryn Mawr Bank Corporation	Royal Bancshares of Pennsylvania, Inc.
CNB Financial Corporation	Pennsylvania Commerce Bank, Inc.
Chester Valley Bancorp	Sterling Financial Corporation
Citizens & Northern Corporation	S&T Bancorp, Inc.
Community Banks, Inc.	Univest Corporation of Pennsylvania

      The analysis compared publicly available financial information for Omega and Sun as of and for the twelve months ended December 31, 2003 with that of the peer group as of and for the twelve month period ended December 31, 2003 (or, in certain cases, where available, March 31, 2004). The table below sets forth the data for Sun and Omega and the median data for the peer group, with pricing data as of April 16, 2004.

Comparable Group Analysis

Sun	Omega	Peer Group

Total assets (in millions)	$1,028	$1,140	$1,052
Tangible equity/tangible assets	4.76%	14.68%	8.29%
Loans/deposits	110.7%	86.8%	87.5%
Total borrowings/total assets	31.3%	5.0%	18.0%
Non-performing assets/total assets	0.50%	0.31%	0.32%
Loan loss reserve/gross loans	1.14%	1.34%	1.21%
Net interest margin	2.70%	4.32%	4.00%
Fee income/operating revenues	32.2%	26.7%	22.1%
Efficiency ratio	79.4%	61.1%	58.5%
Core return on average assets	0.44%	1.44%	1.25%
Core return on average equity	5.5%	9.9%	13.3%
Price/LTM earnings per share	21.1	x	17.7	x	17.8	x
Price/estimated 2004 earnings per share	22.4	x	17.4	x	15.6	x
Price/tangible book value per share	288%	180%	235%
Price/book value per share	172%	179%	232%
Dividend payout ratio	78.8%	58.2%	41.6%

      Analysis of Selected Merger Transactions. Sandler O’Neill reviewed 18 merger transactions announced nationwide from June 30, 2003 through April 16, 2004 involving commercial banking institutions as acquired institutions with transaction values greater than $100 million. Sandler O’Neill also reviewed 13 merger transactions announced in Pennsylvania from January 1, 2002 through April 16, 2004 involving commercial banking institutions as acquired institutions with transaction values greater than $25 million. Sandler O’Neill reviewed the multiples of transaction price at announcement to previous twelve months’ earnings per share, transaction price at announcement to estimated current year earnings per share, transaction price to book value per share, transaction price to tangible book value per share and tangible book premium to core deposits and computed mean and median multiples and premiums for the transactions. The median multiples were applied to Sun’s financial information as of and for the twelve months ended December 31, 2003. As illustrated in the following table, Sandler O’Neill derived an imputed range of values per share of Sun’s common stock of $18.65 to $30.49 based upon the median multiples for the transactions.

Comparable Transaction Multiples

	Median			Median
	Nationwide		Implied	Pennsylvania		Implied
	Multiple		Value	Multiple		Value

Transaction price/ LTM EPS	22.9	x	$20.57	22.3	x	$20.10
Transaction price/ Estimated 2004 EPS(1)	20.8	x	$19.71	22.8	x	$21.69
Transaction price/ Book value	276.4%		$30.49	268.8%		$29.64
Transaction price/ Tangible book value	309.8%		$20.45	282.6%		$18.65
Tangible book premium/ Core deposits(2)	21.8%		$23.08	21.7%		$23.04
Market Premium(3)	19.6%		$23.20	28.7%		$24.97

(1)	Based on I/ BE/ S median estimate for the year ended December 31, 2003.

(2)	Assumes Sun’s core deposits total $543 million.

(3)	Based upon the closing price of Sun’s common stock on April 13, 2004.

      Discounted Dividend Stream and Terminal Value Analysis. Sandler O’Neill performed an analysis that estimated the future stream of after-tax dividend flows of Sun through December 31, 2007 under various circumstances, assuming Sun’s projected dividend stream and that Sun performed in accordance with the earnings projections reviewed with management. For periods after 2004, Sandler O’Neill assumed an annual growth rate of earnings per share of approximately 4.5%. To approximate the terminal value of Sun common stock at December 31, 2007, Sandler O’Neill applied price/earnings multiples ranging from 15x to 25x and multiples of tangible book value ranging from 225% to 350%. The dividend income streams and terminal values were then discounted to present values using different discount rates ranging from 9.5% to 11.5% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Sun common stock. As illustrated in the following tables, this analysis indicated an imputed range of values per share of Omega common stock of $13.72 to $22.72 when applying the price/earnings multiples and $13.62 to $21.23 when applying multiples of tangible book value.

Earnings Per Share Multiples

Discount Rate	15x	17x	19x	21x	23x	25x

9.5%	$14.67	$16.28	$17.89	$19.50	$21.11	$22.72
10.0%	14.43	16.01	17.59	19.17	20.75	22.33
11.0%	13.95	15.47	17.00	18.52	20.05	21.57
11.5%	13.72	15.21	16.71	18.21	19.71	21.20

Tangible Book Value Per Share Multiples

Discount Rate	225%	250%	275%	300%	325%	350%

9.5%	$14.57	$15.90	$17.23	$18.57	$19.90	$21.23
10.0%	14.33	15.64	16.94	18.25	19.55	20.86
11.0%	13.85	15.11	16.37	17.63	18.89	20.15
11.5%	13.62	14.86	16.10	17.34	18.57	19.81

      In connection with its analyses, Sandler O’Neill considered and discussed with the Omega board of directors how the present value analyses would be affected by changes in the underlying assumptions, including variations with respect to the growth rate of assets, net income and dividend payout ratio. Sandler O’Neill noted that the discounted dividend stream and terminal value analysis is a widely used valuation methodology, but the results of the methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

      Pro Forma Merger Analysis. Sandler O’Neill also analyzed certain potential pro forma effects of the merger, assuming the following: (1) the merger closes in the fourth quarter of 2004, (2) 80% of the Sun shares are exchanged for Omega common stock at an exchange ratio of 0.664 and the remaining 20% of Sun’s shares are exchanged for $23.25 in cash, (3) earnings per share projections for Omega and Sun are consistent with management per share estimates for 2004, and long-term earnings per share growth estimates for periods thereafter are consistent with management growth estimates for both companies, and (4) purchase accounting adjustments, charges and transaction costs associated with the merger and cost savings determined by Omega’s and Sun’s senior management. The analysis was performed with and without giving effect to the mark to market adjustments to Sun’s portfolio of securities, loans, deposits and borrowings. The analysis indicated that for the year ending December 31, 2005, the merger would be 19.25% accretive to Omega’s projected earnings per share when giving effect to the mark to market adjustments and 2.10% accretive when excluding the effect of those adjustments. The analysis also indicated that, at December 31, 2004 (the assumed closing date of the merger) the merger would be dilutive to tangible book value per share. The actual results achieved by the combined company may vary from projected results and the variations may be material.

      Sandler O’Neill used the same assumptions to compare selected pro forma financial and market trading information for Omega, to that of a group of publicly traded commercial banks headquartered in the Mid-Atlantic region selected by Sandler O’Neill. The pro forma peer group consisted of the following publicly traded commercial banks with total assets from $2.2 billion to $3.9 billion:

Community Bank Systems	Harleysville National
National Penn Bancshares	Sterling Financial
U.S.B. Holding Co.	Sandy Spring Bancorp
S&T Bancorp	Financial Inst, Inc.
Sun Bancorp

      The analysis compared the pro forma financial information for Omega as of and for the twelve months ended December 31, 2004 with that of the pro forma peer group as of and for the twelve month period ended December 31, 2003 (or, in certain cases, where available, March 31, 2004). The table below sets forth the data for Omega and the median data for the pro forma peer group, with pricing data assumed to be the same as the April 16, 2004 pricing data.

Comparable Group Analysis

Omega	Peer
Pro Forma(1)	Group

Total assets (in millions)	$2,375	$2,599
Tangible equity/tangible assets	6.54%	6.56%
Loans/deposits	96.9%	78.1%
Total borrowings/total assets	16.8%	17.3%
Loan loss reserve/gross loans	1.21%	1.28%
Net interest margin	3.77%	3.95%
Fee income/operating revenues	27.0%	21.2%
Efficiency ratio	61.0%	55.2%
Return on average assets	1.35%	1.32%
Return on average equity	10.0%	16.1%
Price/LTM earnings per share	17.6	x(2)	17.2	x
Price/estimated 2004 earnings per share	13.8	x(3)	15.6	x
Price/tangible book value per share	311%	285%
Price/book value per share	141%	235%
Dividend payout ratio	49.5%	40.7%

(1)	Assumes price of Omega of $35.65, the closing price on April 16, 2004. Balance sheet data is pro forma for the year ended December 31, 2004. Market/ performance data is pro forma for the year ended December 31, 2005, the assumed first full year of combined operations of Omega and Sun.

(2)	Assumes combined net income of Omega and Sun for 2004 but excludes the cost savings attributable to the merger which will not yet have been realized.

(3)	Pro forma for the year ended December 31, 2005.

      Omega has agreed to pay Sandler O’Neill a transaction fee in connection with the merger of approximately $874,000 (based on the closing price of Omega’s common stock as of July 19, 2004), of which approximately $330,000 has been paid (including $150,000 for rendering its opinion), and the balance of which is contingent, and payable, upon closing of the merger. Omega has also agreed to reimburse certain of Sandler O’Neill’s reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Sandler O’Neill and its affiliates and their respective partners, directors, officers, employees, agents, and controlling persons against certain expenses and liabilities, including liabilities under securities laws.

      In the ordinary course of its business as a broker-dealer, Sandler O’Neill may purchase securities from and sell securities to Omega and Sun and their respective affiliates and may actively trade the debt and/or equity securities of Omega and Sun and their respective affiliates for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Opinion of Keefe, Bruyette & Woods

      Sun engaged Keefe, Bruyette & Woods, referred to as KBW, to render financial advisory and investment banking services to and at the request of Sun. KBW agreed to assist Sun in analyzing, structuring, negotiating and effecting a transaction. Sun selected KBW because KBW is a nationally recognized investment-banking firm with substantial experience in transactions similar to the merger and is familiar with Sun and its business. As part of its investment banking business, KBW is continually engaged in the valuation of financial businesses and their securities in connection with mergers and acquisitions.

      As part of its engagement, representatives of KBW attended the meeting of Sun’s board of directors held on April 19, 2004, at which Sun’s board of directors evaluated the proposed merger with Omega. At this meeting, KBW reviewed the financial aspects of the proposed merger and rendered a verbal opinion, subsequently confirmed in writing that, as of such date, the consideration to be received by Sun shareholders in the merger was fair to those shareholders from a financial point of view. Sun’s board of directors approved the merger agreement at this meeting.

      The full text of KBW’s written opinion is attached as Annex C to this document and is incorporated herein by reference. Sun’s shareholders are urged to read the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW. The description of the opinion set forth herein is qualified in its entirety by reference to the full text of such opinion.

      KBW’s opinion speaks only as of the date of the opinion. The opinion is directed to Sun’s board of directors and addresses only the fairness, from a financial point of view, of the merger consideration to the Sun shareholders. It does not address the underlying business decision to proceed with the merger and does not constitute a recommendation to any Sun shareholder as to how the shareholder should vote at the Sun special meeting on the merger or any related matter.

      In rendering its opinion, KBW:

•	reviewed, among other things,

        (a) the merger agreement,

        (b) Annual Reports to shareholders and Annual Reports on Form 10-K of Omega,

        (c) Quarterly Reports on Form 10-Q of Omega,

        (d) Annual Reports to shareholders and Annual Reports on Form 10-K of Sun, and

        (e) Quarterly Reports on Form 10-Q of Sun;

•	held discussions with members of senior management of Sun and Omega regarding

        (a) past and current business operations,

        (b) regulatory relationships,

        (c) financial condition, and

        (d) future prospects of the respective companies;

•	reviewed the market prices, valuation multiples, publicly reported financial condition and results of operations for Sun and Omega and compared them with those of certain publicly traded companies that KBW deemed to be relevant;

•	compared the proposed financial terms of the merger with the financial terms of certain other transactions that KBW deemed to be relevant; and

•	performed other studies and analyses that KBW considered appropriate.

      In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information provided to or otherwise made available to KBW or that was discussed with, or reviewed by KBW, or that was publicly available. KBW did not attempt or assume any responsibility to verify such information independently. KBW relied upon the management of Sun and Omega as to the reasonableness and achievability of the financial and operating forecasts and projections (and assumptions and bases therefor) provided to KBW. KBW assumed, without independent verification, that the aggregate allowances for loan and lease losses for Omega and Sun are adequate to cover those losses. KBW did not make or obtain any evaluations or appraisals of any assets or liabilities of Omega or Sun, nor did they examine or review any individual credit files.

      The projections furnished to KBW and used by it in certain of its analyses were prepared by Sun’s and Omega’s senior management teams. Sun and Omega do not publicly disclose internal management projections of the type provided to KBW in connection with its review of the merger. As a result, such projections were not prepared with a view towards public disclosure. The projections were based on numerous variables and assumptions, which are inherently uncertain, including factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in the projections.

      For purposes of rendering its opinion, KBW assumed that, in all respects material to its analyses:

•	the merger will be completed substantially in accordance with the terms set forth in the merger agreement;

•	the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement are true and correct;

•	each party to the merger agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents;

•	all conditions to the completion of the merger will be satisfied without any waivers; and

•	in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the merger, including the cost savings and related expenses expected to result from the merger.

      KBW further assumed that the merger will be accounted for as a purchase under generally accepted accounting principles, and that the conversion of Sun’s common stock into Omega common stock will be tax-free for Omega and Sun. KBW’s opinion is not an expression of an opinion as to the prices at which shares of Sun common stock or shares of Omega common stock will trade following the announcement of the merger or the actual value of the shares of common stock of the combined company when issued pursuant to the merger, or the prices at which the shares of common stock of the combined company will trade following the completion of the merger.

      In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of KBW, Sun and Omega. Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, the KBW opinion was among several factors taken into consideration by Sun’s board of directors in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of Sun’s board of directors with respect to the fairness of the merger consideration.

      The following is a summary of the material analyses presented by KBW to Sun’s board of directors on April 19, 2004, in connection with its oral fairness opinion, which was subsequently confirmed in writing. The summary is not a complete description of the analyses underlying the KBW opinion or the presentation made by KBW to Sun’s board of directors, but summarizes the material analyses performed and presented in connection with such opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. The financial analyses summarized below include information presented in tabular format. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion. The tables alone do not constitute a complete description of the financial analyses.

      Summary of Proposal. Sun shareholders will receive approximately $35.7 million in cash and 4.079 million shares of Omega common stock (subject to adjustment based on the number of issued and outstanding shares of Sun common stock at the time of the merger). Based upon Omega’s closing share price on April 16, 2004 of $35.65, KBW calculated a $23.59 price per Sun share.

      Selected Peer Group Analysis. KBW compared the financial performance and market performance of Omega to those of a group of comparable bank holding companies with assets between $1.0 billion and $11.0 billion and the financial performance and market performance of Sun to those of a group of comparable bank holding companies with assets between $500 million and $11.0 billion.

      Companies included in Omega’s peer group were:

Arrow Financial Corporation	Provident Bankshares Corporation
City Holding Company	Royal Bancshares of Pennsylvania, Inc.
Columbia Bancorp	S&T Bancorp, Inc.
F.N.B. Corporation	Sandy Spring Bancorp, Inc.
Financial Institutions, Inc.	Sterling Bancorp
First Commonwealth Financial Corp.	Sterling Financial Corporation
First Financial Bancorp	Suffolk Bancorp
First Mariner Bancorp	Sun, Inc.
First United Corporation	Susquehanna Bancshares, Inc.
Fulton Financial Corporation	Tompkins Trustco, Inc.
Hudson United Bancorp	U.S.B. Holding Co., Inc.
Lakeland Bancorp, Incorporated	United Bankshares, Inc.
National Penn Bancshares, Inc.	Valley National Bancorp
NBT Bancorp Inc.	WesBanco, Inc.
Park National Corporation	Yardville National Bancorp
Peoples Bancorp Inc.

      Companies included in Sun’s peer group were:

Bryn Mawr Bank Corporation	NSD Bancorp, Inc.
Chester Valley Bancorp Inc.	Omega Financial Corporation
CNB Financial Corporation	PennRock Financial Services Corp.
Comm Bancorp, Incorporated	Penns Woods Bancorp, Inc.
Community Banks, Inc.	Pennsylvania Commerce Bancorp, Inc.
F.N.B. Corporation	Republic First Bancorp, Inc.
First Commonwealth Financial Corp.	Royal Bancshares of Pennsylvania, Inc.
Fulton Financial Corporation	S&T Bancorp, Inc.
Harleysville National Corporation	Sterling Financial Corporation
IBT Bancorp, Inc.	Susquehanna Bancshares, Inc.
Leesport Financial Corp.	Univest Corporation of Pennsylvania
National Penn Bancshares, Inc.

      To perform this analysis, KBW used the financial information as of and for the quarter or year ended December 31, 2003. Market price information was as of April 16, 2004, and 2004 and 2005 earnings estimates were taken from a nationally recognized earnings estimate consolidator for comparable companies.

      KBW’s analysis showed the following concerning Omega’s and Sun’s financial performance:

		Omega Peer		Sun Peer
Financial Performance Measures:	Omega	Group Median	Sun	Group Median

Return on Average Equity	10.3%	15.4%	8.0%	14.3%
Return on Average Assets	1.50%	1.22%	0.64%	1.31%
Quarter Net Interest Margin	4.19%	3.98%	2.71%	3.83%
Efficiency Ratio	61.1%	56.3%	79.4%	58.7%

      KBW’s analysis showed the following concerning Omega’s and Sun’s financial condition:

		Omega Peer		Sun Peer
Financial Condition Measures:	Omega	Group Median	Sun	Group Median

Tangible Equity/ Tangible Assets	14.68%	7.03%	4.77%	8.51%
Leverage Ratio	14.20%	8.09%	6.44%	8.58%
Total Capital Ratio	22.30%	13.17%	9.88%	12.46%
Loan Loss Reserves/ Loans	1.34%	1.31%	1.14%	1.23%
Non Performing Assets/ Loans	0.45%	0.47%	0.49%	0.47%

      KBW’s analysis showed the following concerning Omega’s and Sun’s market performance:

			Omega Peer				Sun Peer
Market Performance Measures:	Omega		Group Median		Sun		Group Median

Price to Earnings Multiple, based on 2004 GAAP estimated earnings	17.4	x	15.5	x	22.4	x	15.3	x
Price to Earnings Multiple, based on 2005 GAAP estimated earnings	16.6	x	13.8	x	19.1	x	13.6	x
Price to Book Multiple Value	180%		227%		166%		227%
Price to Tangible Book Multiple Value	180%		287%		308%		242%

      Financial Impact Analysis. KBW performed pro forma merger analyses that combined projected income statement and balance sheet information of Omega and Sun. Assumptions regarding the accounting treatment, acquisition adjustments and cost savings were used to calculate the financial impact that the merger would have on certain projected financial results of Omega.

      In the course of this analysis, KBW used Omega management’s earnings estimate for 2004 and forecasted earnings growth of 5% for 2005 and used Sun management’s earnings estimate for 2004 and 2005. This analysis indicated that the merger is expected to be accretive to estimated earnings per share in 2005. The analysis also indicated that the merger is expected to be accretive to Omega’s book value per share, but dilutive to Omega’s tangible book value per share as of December 31, 2003. Furthermore, the analysis indicated that Omega’s Tier 1 leverage ratio, Tier 1 risk-based capital ratio and total risk-based capital ratio would all decline but remain above regulatory minimums for well capitalized institutions. This analysis was based on certain assumptions provided by Omega with regard to expense savings, merger related charges and the amortization of intangibles. For all of the above analyses, the actual results achieved by Omega following the merger will vary from the projected results, and the variations may be material.

      Comparable Transaction Analysis. KBW reviewed certain financial data related to comparably sized acquisitions of bank holding companies announced after January 1, 2002, with aggregate transaction values between $100 million and $1 billion. The transactions included in the group were:

Acquiror	Acquiree

Huntington Bancshares Incorporated	Unizan Financial Corporation
Sky Financial Group Inc.	Second Bancorp Incorporated
Partners Trust Financial Group, Inc. (MHC)	BSB Bancorp, Inc.
National Penn Bancshares, Inc.	Peoples First, Inc.
North Fork Bancorporation, Inc.	The Trust Company of New Jersey
Susquehanna Bancshares, Inc.	Patriot Bank Corp.
Provident Bankshares Corporation	Southern Financial Bancorp, Inc.
Fulton Financial Corporation	Resource Bankshares Corporation
PNC Financial Services Group, Inc.	United National Bancorp
United Bankshares, Inc.	Sequoia Bancshares, Inc.
Mercantile Bankshares Corp.	F&M Bancorp
Sky Financial Group Inc.	Three Rivers Bancorp, Inc.

      Transaction multiples for the merger were derived from $23.59 (based upon Omega’s closing share price on April 16, 2004) per share price for Sun. KBW compared these results with announced multiples. The results of the analysis are set forth in the following table.

			Comparable
	Omega/Sun		Transactions
Transaction Price to:	Merger		Median

Book Value(1)	205%		262%
Tangible Book Value(1)	381%		299%
2003 Earnings per Share	26.2	x	20.9	x
2004 Estimated Earnings per Share (per First Call)	27.7	x	19.2	x

(1)	12/31/03, pro forma for Sun’s acquisition of Sentry Trust Company

      No company or transaction used as a comparison in the above analysis is identical to Sun, Omega or the merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies.

      Discounted Cash Flow Analysis. KBW estimated the present value of Sun’s common stock based on a continued independence scenario by adding (1) the present value of the estimated future dividend stream that Sun could generate over the period beginning January 2004 and ending in December 2008, and (2) the present value of the terminal value of Sun’s common stock. The earnings assumptions that formed the basis of the analysis were based on Sun management’s earnings estimate per share from 2004-

2007 and an assumed earnings growth rate of 7.0% from 2008-2009. For a projected dividend stream, KBW assumed a constant tangible common equity/tangible assets ratio of 7.0%. A sensitivity table was presented with a range of discount rates from 10.0% to 12.0% and a range of terminal multiples from 15.0 to 17.0 times were applied to the 2009 earnings per share estimate. This resulted in a range of values from $10.85 to $13.46 per share.

      KBW stated that the discounted cash flow present value analysis is a widely used valuation methodology but noted that it relies on numerous assumptions, including asset and earnings growth rates, terminal values and discount rates. The analysis did not purport to be indicative of the actual values or expected values of Sun common stock.

      Other Analyses. KBW reviewed the relative financial and market performance of Sun and Omega to a variety of relevant industry peer groups and indices. KBW also reviewed earnings estimates, balance sheet composition, historical stock performance and other financial data for Omega.

      The Sun board has retained KBW as an independent contractor to act as financial advisor to Sun regarding the merger. As part of its investment banking business, KBW is continually engaged in the valuation of banking businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of its business as a broker-dealer, KBW may, from time to time, purchase securities from, and sell securities to, Sun and Omega. As a market maker in securities, KBW may, from time to time, have a long or short position in, and buy or sell, debt or equity securities of Sun and Omega for KBW’s own account and for the accounts of its customers.

      Sun and KBW have entered into an engagement agreement relating to the services to be provided by KBW in connection with the merger. Sun agreed to pay KBW a cash fee of $100,000 concurrent with the execution of a definitive merger agreement, $250,000 concurrent with the mailing of a merger related proxy statement, and, at the time of closing, a contingent cash fee equal to 1.00% of the aggregate market value of the consideration paid for Sun in any transaction; provided however, that any fees paid prior to the contingent cash fee will be credited against the contingent cash fee. Pursuant to the KBW engagement agreement, Sun also agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify against certain liabilities, including liabilities under the federal securities laws.

Material Terms of the Merger Agreement

      The following is a brief summary of the material terms of the merger agreement. This summary is qualified in its entirety by reference to the merger agreement which is incorporated by reference and attached to this joint proxy statement/ prospectus as Annex A. You are urged to read the merger agreement carefully.

Conversion of Shares; No Fractional Amounts

      As a result of the merger, Sun will be merged with and into Omega. Each share of Sun common stock will then be converted into either 0.664 shares of Omega common stock or $23.25 in cash as each Sun shareholder elects, subject to the limitations described in this joint proxy statement/ prospectus. Specifically, 80% of the outstanding shares of Sun common stock will be exchanged for Omega common stock and 20% of the outstanding shares of Sun common stock will be converted into the right to receive cash. Therefore, if the holders of more than 80% of the Sun common stock elect to receive Omega common stock or if the holders of more than 20% of the Sun common stock elect to receive cash, the elections that Sun shareholders make will be adjusted as set forth below.

      If the number of shares of Sun common stock for which shareholders elect to receive cash is greater than 20% of the outstanding shares of Sun common stock, then:

•	holders of shares of Sun common stock who did not submit an election will be deemed to have elected to receive Omega stock; and

•	the number of shares of Sun common stock for which a shareholder elects to receive cash will be reduced pro rata by multiplying the number of shares for which the shareholder elected to receive cash by a fraction, the numerator of which is the number of shares of Sun common stock equal to 20% of the total number of outstanding shares of Sun common stock, and the denominator of which is the aggregate number of shares for which Sun shareholders elected to receive cash; and

•	the number of shares representing the difference between the Sun shareholder’s initial election for cash and the number of Sun shares that are actually converted into cash will be converted into the right to receive Omega stock as if the shareholder had elected to receive Omega stock for that number of shares.

      If the number of shares of Sun common stock for which shareholders elect to receive Omega common stock is greater than 80% of the outstanding shares of Sun common stock, then:

•	holders of shares of Sun common stock who did not submit an election will be deemed to have elected to receive cash; and

•	the number of shares of Sun common stock for which a shareholder elects to receive stock will be reduced pro rata by multiplying the number of shares for which the shareholder elected to receive stock by a fraction, the numerator of which is the number of shares of Sun common stock equal to 80% of the total number of outstanding shares of Sun common stock, and the denominator of which is the aggregate number of shares for which Sun shareholders elected to receive stock; and

•	the number of shares representing the difference between the Sun shareholder’s initial election for stock and the number of Sun shares that are actually converted into stock will be converted into the right to receive cash as if the shareholder had elected to receive cash for that number of shares.

      If the number of shares of Sun common stock for which shareholders elect to receive cash is less than 20% of the outstanding shares of Sun common stock and the number of shares for which Sun shareholders elect to receive Omega common stock is less than 80% of the outstanding shares of Sun common stock, then:

•	All shareholder elections will be honored; and

•	Shareholders who do not make proper elections will have their shares allocated proportionally so that 80% of the total outstanding Sun common stock is converted into Omega common stock and the rest is converted into the right to receive cash.

      No fractional shares of Omega common stock will be issued. Any Sun shareholder who would otherwise be entitled to receive a fraction of a share of Omega common stock will instead receive cash in an amount equal to the fraction of the share of the Omega common stock that the shareholder would otherwise be entitled to receive multiplied by the average price per share of Omega common stock for a certain period prior to the closing of the merger.

      The following examples illustrate the allocation rules described above. In all of these examples, assume that there are 7,000,000 shares of Sun common stock outstanding, which means that 5,600,000 Sun shares (or 80% of the total Sun shares outstanding in these examples) will be converted into the right to receive Omega common stock and 1,400,000 Sun shares (or 20% of the total Sun shares outstanding in these examples) will be converted into the right to receive cash equal to $23.25 per share.

EXAMPLE 1

Facts:

      Assume that a hypothetical Sun shareholder owns 10,000 shares of Sun common stock and elects to receive cash for all of these shares. Also assume that all Sun shareholders together elect to receive cash for 1,600,000 Sun shares and Omega common stock for 5,300,000 Sun shares, and that no valid elections are submitted for 100,000 Sun shares.

     Result:

      Under the allocation rules for the merger, only 20% of the total Sun shares outstanding, or 1,400,000 shares in this example, will be converted into the right to receive cash in the merger. However, in this example, all Sun shareholders together elected to receive cash for 1,600,000 Sun shares. Therefore, the 100,000 Sun shares for which no valid elections were received will be converted into Omega common stock and all elections for cash will be reduced in accordance with the merger allocation rules described above. Our hypothetical Sun shareholder who elected to receive cash for 10,000 Sun shares will be entitled to receive cash for 8,750 Sun shares (1,400,000/1,600,000 x 10,000 shares) and Omega common stock for the remaining 1,250 Sun shares. This means that our hypothetical Sun shareholder will be entitled to receive $203,437.50 in cash (8,750 Sun shares multiplied by $23.25 per share) and 830 shares of Omega common stock (1,250 Sun shares multiplied by 0.664 conversion ratio).

EXAMPLE 2

     Facts:

      Assume that a hypothetical Sun shareholder owns 10,000 shares of Sun common stock and elects to receive Omega common stock for all of these shares. Also assume that all Sun shareholders together elect to receive Omega common stock for 5,700,000 Sun shares and cash for 1,100,000 Sun shares, and that no valid elections are submitted for 200,000 Sun shares.

Result:

      Under the allocation rules for the merger, only 80% of the total Sun shares outstanding, or 5,600,000 shares in this example, will be converted into Omega common stock in the merger. However, in this example, all Sun shareholders together elected to receive Omega common stock for 5,700,000 Sun shares. Therefore, the 200,000 Sun shares for which no valid elections were received will be converted into the right to receive cash and all elections for Omega common stock will be reduced in accordance with the merger allocation rules described above. Our hypothetical Sun shareholder who elected to receive Omega common stock for 10,000 Sun shares will be entitled to receive Omega common stock for 9,824.56 Sun shares (5,600,000/5,700,000 x 10,000 shares) and cash for the remaining 175.44 Sun shares. This means that, after adjusting for fractional shares for which Sun shareholders may only receive cash, our hypothetical Sun shareholder will be entitled to receive 6,523 shares of Omega common stock (9,824.56 Sun shares multiplied by 0.664 conversion ratio, with the result rounded down to the nearest whole share) and $4,096.76 in cash (175.44 Sun shares multiplied by $23.25 per share, plus .5078 fractional shares of Omega common stock resulting from the conversion of Sun shares into Omega shares, multiplied by the proportional value of Omega shares of $35.01 per share, with the result rounded down to the nearest whole cent).

EXAMPLE 3

Facts:

      Assume that a hypothetical Sun shareholder owns 10,000 shares of Sun common stock and does not submit a valid election for any of these shares. Also assume that all Sun shareholders together elect to receive Omega common stock for 5,500,000 Sun shares and cash for 1,200,000 Sun shares, and that no valid elections are submitted for 300,000 Sun shares (including the 10,000 Sun shares owned by our hypothetical Sun shareholder).

     Result:

      Under the allocation rules for the merger, 80% of the total Sun shares outstanding, or 5,600,000 shares in this example, will be converted into Omega common stock in the merger and 20% of the total Sun shares outstanding, or 1,400,000 shares in this example, will be converted into the right to receive cash in the merger. In this example, all Sun shareholders together elected to receive Omega common stock for 5,500,000 Sun shares, which is less than 80% of the total Sun shares outstanding, and cash for 1,200,000 Sun shares, which is less than 20% of the total Sun shares outstanding. Therefore, all Sun shareholders who submitted elections will be entitled to receive the amount of cash and/or Omega common stock that they elected (except for cash in lieu of fractional shares), and the 300,000 Sun shares for which no valid elections were received will be allocated so that 80% of the total Sun shares outstanding will be converted into Omega common stock and 20% of the total Sun shares outstanding will be converted into the right to receive cash. Our hypothetical Sun shareholder owning 10,000 Sun shares who did not submit a valid election will be entitled to receive cash for 6,666.6667 shares (200,000/300,000 x 10,000 shares), and Omega common stock for the remaining 3,333.3333 Sun shares. This means that, after adjusting for fractional shares for which Sun shareholders may only receive cash, our hypothetical Sun shareholder will be entitled to receive 2,213 shares of Omega common stock (3,333.3333 Sun shares multiplied by 0.664 conversion ratio, with the result rounded down to the nearest whole share) and $155,011.67 in cash (6,666.6667 Sun shares multiplied by $23.25 per share, plus .3333 fractional shares of Omega common stock resulting from the conversion of Sun shares into Omega shares, multiplied by the proportional value of Omega shares of $35.01 per share, with the result rounded down to the nearest whole cent).

      Sun shareholders will receive an election form under separate cover. Sun shareholders should complete and return the election form so that it is received prior to September 8, 2004. If a Sun shareholder does not properly complete and return an election form along with the applicable stock certificates, a guarantee of delivery for the shares of Sun common stock covered by the election form or a completed lost or destroyed certificate affidavit and premium for an indemnity bond as described in the election form by September 8, 2004, then that shareholder will receive cash and Omega common stock as set forth above, depending upon the elections submitted by other Sun shareholders.

Omega will finance certain of its obligations under the merger agreement.

      Omega is currently negotiating with certain lenders to borrow approximately $42 million in connection with financing its obligations pursuant to the merger agreement. Omega’s ability to borrow such funds is not a condition to the consummation of the transactions contemplated by the merger agreement. Please refer to Item (I) in the “Notes to the Unaudited Pro Forma Condensed Combined Financial Information” on page 73 for additional information regarding the financing of Omega’s obligations.

The aggregate value of merger consideration may fluctuate.

      The aggregate value of the merger consideration will be $159,506,237 based on the price of Omega stock on July 19, 2004 of $30.23 per share. The actual aggregate merger consideration may be different depending upon the market value of Omega stock on the date of the merger.

Treatment of Sun Stock Options

      Under the merger agreement, each outstanding option to purchase Sun common stock issued under the following plans will be converted into an option to purchase Omega common stock: Sun’s 1998 Stock Incentive Plan or 1998 Independent Directors Stock Option Plan, or Sentry Trust Company’s 1997 Stock Incentive Plan or 1999 Stock Incentive Plan (which were assumed by Sun in connection with its acquisition of Sentry Trust Company). Upon the completion of the merger, each Sun stock option will automatically adjust to provide that:

•	the number of shares of Omega common stock which may be acquired upon exercise of the stock option shall equal 0.664 shares of Omega common stock multiplied by the number of shares of Sun common stock for which the option could be exercised immediately prior to the merger (except that any fractional share of Omega common stock resulting from this calculation shall be rounded down to the nearest whole share);

•	the exercise price per share of Omega common stock issuable upon exercise of the stock option will equal the exercise price of the corresponding Sun option immediately prior to the merger, divided by 0.664 rounded down to the nearest whole cent;

Immediately after the merger, Sun shareholders will own approximately 32.4% of the outstanding Omega stock.

      Omega will issue shares of Omega common stock to Sun shareholders. Based upon the number of shares of Omega common stock issued and outstanding on the Omega record date and the number of shares of Omega common stock anticipated to be issued in the merger, the shares of Omega common stock issued to Sun shareholders in the merger will constitute 32.4% of the outstanding common stock of Omega after the merger. In addition, we anticipate that Omega will issue options to purchase up to 310,919 shares of Omega common stock in exchange for outstanding options to purchase Sun common stock. Assuming the exercise of all of these Omega stock options after the merger, Sun shareholders will own approximately 35.1% of the fully diluted common stock of Omega.

Representations and Warranties

      The merger agreement contains statements and promises made by Sun about itself called representations and warranties. In addition, the merger agreement contains representations and warranties made by Omega. You can review the representations and warranties contained in Articles 3 and 4 of the merger agreement attached to this joint proxy statement/ prospectus as Annex A.

Conduct of Business Pending the Merger

      The merger agreement contains covenants and agreements that govern the actions of Sun and Omega until the merger or termination of the merger agreement. These covenants and agreements require the companies to take actions or to refrain from taking actions with respect to various matters including that:

•	Sun will cooperate with Omega to obtain the approval of the Office of the Comptroller of the Currency, and any other governmental or regulatory consents or approvals necessary to consummate the merger;

•	Sun and its subsidiaries will operate their respective businesses only in the usual, regular, and ordinary course;

•	Omega will file any and all applications with the appropriate government regulatory authorities in order to obtain the necessary governmental approvals to consummate the merger;

•	Omega and its subsidiaries will continue to conduct their businesses in the ordinary course and consistent with past practices.

      To review all of the covenants and agreements contained in the merger agreement, you should read Articles 5 and 6 of the merger agreement which is attached to this joint proxy statement/ prospectus as Annex A.

Non-Solicitation

      In the merger agreement, Sun and its subsidiaries agreed that they would not directly or indirectly initiate, solicit or encourage any inquiries or proposals from any third party, other than Omega, concerning any:

•	sale of 10% or more of the outstanding shares of Sun common stock;

•	merger, consolidation, share exchange, business combination or similar transaction; or

•	the sale, lease, exchange, mortgage, pledge, transfer or other disposition of 25% or more of the assets of Sun.

      Sun and its subsidiaries also agreed that they would not participate in any discussions or negotiations with any third party or provide any confidential information to any third party that may reasonably be expected to solicit an acquisition proposal. However, Sun is permitted to act on a bona fide unsolicited proposal in the exercise of the fiduciary duties of Sun’s board of directors prior to obtaining approval for the merger from Sun’s shareholders if the proposal relates to a transaction which is more favorable to Sun shareholders from a financial point of view and if certain procedural requirements described in the merger agreement are met.

Indemnification and Insurance

      In the merger agreement, Omega agreed to continue to indemnify officers, directors, and employees of Sun and its subsidiaries from the date that the merger is completed. Subject to a number of limitations, Omega also agreed that it will, for a period of six years after the date the merger is completed, provide to the persons who served as directors or officers of Sun or any subsidiary of Sun on or before the date the merger was completed, insurance against liabilities and claims (and related expenses) made against them resulting from their service as directors or officers of Sun or any subsidiary of Sun prior to the date the merger was completed. This insurance is required to be substantially similar in all material respects to the insurance coverage provided to them prior to the consummation of the merger. To review all of the limitations related to the provision of insurance coverage, you should read Section 6.5 of the merger agreement attached to this joint proxy statement/ prospectus as Annex A.

Conditions to the Merger

      The completion of the merger depends upon the satisfaction or waiver of a number of conditions, including:

•	the shareholders of Sun and Omega approve the merger agreement and the transactions contemplated;

•	no claim, action, suit, investigation or other proceeding is pending that presents a substantial risk of the restraint or prohibition of the merger;

•	the parties shall have received all governmental approvals and other consents necessary for the merger;

•	Sun and Omega perform all material acts that are required to be performed by them under the merger agreement;

•	the representations and warranties of Sun and Omega contained in the merger agreement are true and correct as of the closing date of the merger;

•	neither Sun nor any of its subsidiaries enter into any agreement to merge or consolidate with, or sell its shares or assets to, a third party, or adopt a “poison pill” or other type of anti-takeover arrangement that would materially decrease the value of Sun or any of its subsidiaries; and

•	at closing, Omega and Sun will each receive an opinion of its legal counsel that the merger will constitute a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

      To review all of the conditions contained in the merger agreement, you should read Article 7 of the merger agreement which is attached to this joint proxy statement/ prospectus as Annex A.

Closing Date and Effective Time

      The closing of the merger will take place at 10:00 a.m. on the eighth business day after the satisfaction or waiver of the conditions to closing stated in the merger agreement at Omega’s corporate offices in State College, Pennsylvania unless Omega and Sun agree in writing to another date, time or place. Contemporaneously with the closing of the merger, the parties will file articles of merger with the Commonwealth of Pennsylvania. The merger will take effect at the time this filing is made with the Commonwealth of Pennsylvania.

Termination of the Merger Agreement

      At any time before the closing of the merger, whether or not the merger agreement has been approved by Omega’s or Sun’s shareholders, Sun or Omega may terminate the merger agreement by the mutual consent in writing of the parties or by written notice from either party to the other party if:

•	the closing has not occurred by December 31, 2004, unless the party seeking termination failed to perform its obligations under the merger agreement in a timely manner;

•	any governmental approval necessary for the consummation of the merger is denied or if the governmental approval includes a condition that is not routinely included for similar approvals which would materially affect the benefits normally expected from the transactions contemplated in the merger agreement (provided, however, that the term of the merger agreement may be extended for 90 days to appeal and overturn the denial of the approval or the imposition of an unsatisfactory condition, as long as written notice of the intent to appeal and the appeal has been made within 20 business days after receiving notice from the applicable governmental body that the approval has been denied);

•	the Sun shareholders do not approve the merger agreement at the Sun shareholders meeting;

•	the Omega shareholders do not approve the merger agreement at the Omega shareholders meeting;

•	the other party or its subsidiaries materially breaches any of its obligations or covenants and the breach is not remedied within the time periods set forth in the merger agreement; or

•	Sun’s board of directors withdraws or modifies in a manner adverse to Omega, the board of directors’ approval or recommendation of the merger or merger agreement.

      Further, the merger agreement may be terminated by Omega by written notice to Sun if Sun or any of its subsidiaries enters into:

•	a term sheet, letter of intent, agreement or similar type agreement with a view to being acquired by or effecting a business combination with any other person;

•	an agreement to merge, consolidate, combine or sell a material portion of its assets or to be acquired in any manner by any other person;

•	an agreement to acquire a material amount of assets or a material equity position in any other person, whether financial or otherwise; or

•	a formal agreement, letter of understanding, memorandum or similar arrangement with any bank regulatory authority establishing a formal capital plan requiring Sun or any of its subsidiaries to raise additional capital or to sell a substantial portion of its assets.

      Finally, Sun may terminate the merger agreement upon written notice to Omega if the average closing sales price of Omega common stock for the ten consecutive trading days ending two trading days preceding the closing date is less than $28.32 and the difference between these values is more than 20% of the amount by which the closing value of the Nasdaq Bank Index for the trading day ending two days prior to the closing date exceeds 2,807.12.

Termination Fees and Expenses

      The merger agreement requires Sun to pay a cash termination fee of $8,000,000 to Omega in the event that the merger agreement is terminated for any of the following reasons:

•	Sun or one of its subsidiaries enters into any term sheet, letter of intent, agreement or similar type agreement with a view to being acquired by or effecting a business combination with any other person;

•	Sun or one of its subsidiaries enters into an agreement to merge, consolidate, combine or sell a material portion of is assets;

•	Sun or one of its subsidiaries enters into an agreement to acquire in any manner a material amount of assets or a material equity position in any other person, whether financial or otherwise; or

•	Sun’s board of directors withdraws, or modifies in a manner adverse to Omega, the board of directors’ approval or recommendation of the merger or merger agreement.

      Furthermore, Sun shall pay Omega a cash termination fee equal to $8,000,000 if the merger agreement is terminated because Sun’s shareholders fail to approve the merger agreement at the Sun shareholder meeting, and within 120 days after the meeting, Sun or any subsidiary of Sun enters into an agreement, letter of intent, memorandum of understanding or similar arrangement with anyone other than Omega to engage in any of the following types of transactions:

•	the acquisition by any third party of beneficial ownership of 50% or more of the outstanding shares of Sun’s common stock or the right to vote 50% or more of the outstanding voting securities of Sun or any subsidiary of Sun;

•	a merger, consolidation, share exchange, business combination or any other similar transaction involving Sun or any subsidiary of Sun; or

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 50% or more of the assets or earning power of Sun or any subsidiary of Sun, in a single transaction or series of transactions.

      In addition, Sun must pay Omega an amount equal to Omega’s reasonable expenses incurred in connection with the merger agreement if Omega terminates the merger agreement because Sun’s shareholders fail to approve the merger agreement at the Sun shareholder meeting or because Sun materially breaches any of its obligations, covenants, representations or warranties under the merger agreement and fails to cure the breach within five days after receipt of written notice from Omega. Likewise, Omega must pay Sun an amount equal to Sun’s reasonable expenses incurred in connection with the merger agreement if Sun terminates the merger agreement because Omega’s shareholders fail to approve the merger agreement at the Omega shareholder meeting or because Omega materially breaches any of its obligations, covenants, representations or warranties under the merger agreement and fails to cure the breach within five days after receipt of written notice from Sun. However, neither Omega nor Sun will be required to pay any expenses of the other party if its own shareholders also failed to approve the merger agreement at its shareholders meeting.

Procedures for Sun Shareholders to Receive Payment

      Omega has designated Registrar and Transfer Company to act as the “exchange agent” under the merger agreement. Within three business days after the merger is completed, the exchange agent will issue to Sun shareholders who have returned their election forms together with Sun stock certificates, or proof of lost or destroyed certificate and premium for an indemnity bond, the cash and/or Omega common stock to which each shareholder is entitled. Within five business days after the merger is completed, the exchange agent will send to Sun shareholders who have not previously sent in their stock certificates and election forms, a letter of transmittal and instructions for exchanging their stock certificates. Omega shall also make appropriate provisions with the exchange agent to enable Sun shareholders to obtain the letter of transmittal, and instructions for exchanging their stock certificates from, and to deliver the certificates formerly representing shares of Sun common stock to, the exchange agent in person, commencing on or not later than the second business day following the completion of the merger. Within five business days after receiving a Sun shareholder’s stock certificate(s) together with a completed letter of transmittal, the exchange agent will issue the cash and/or Omega common stock to which that shareholder is entitled.

      Until surrendered to the exchange agent, each outstanding Sun stock certificate will be deemed to evidence the right to receive the cash and/or the number of shares of Omega common stock into which the shares of Sun common stock have been converted in accordance with the merger agreement. The cash and/or shares of Omega common stock shall not be paid to the record holder of any Sun common stock until the certificate(s) for that common stock is sent to the exchange agent. A Sun shareholder whose certificate(s) have been lost or destroyed may nevertheless receive cash and/or shares of Omega common stock to which that Sun shareholder is entitled, provided that the Sun shareholder first delivers to the exchange agent his or her election form indicating that his or her stock certificate(s) have been lost, stolen or destroyed. In addition, the Sun shareholder will have to sign an affidavit, which will be included in the election form that provides, among other things, that the Sun shareholder agrees to indemnify Omega for any loss Omega may incur as a result of the Sun shareholder’s lost or destroyed stock certificate. The Sun shareholder will also be required to provide the premium for an indemnity bond from an insurance company protecting Omega and the exchange agent from any damage which may result if someone presents the lost or destroyed certificate for payment.

Merger of Sun Bank and Omega Bank

      Omega and Sun currently expect that immediately after the completion of the merger, Sun Bank will be merged with and into Omega Bank, referred to as the bank merger. The name of the resulting institution will be Omega Bank, but Sun Bank will continue to operate under the name SunBank as a division of Omega Bank. The bank merger is subject to the receipt of necessary regulatory approvals. It is not a condition to the consummation of the closing of the transactions contemplated by the merger agreement.

Regulatory Approvals Are Required to Complete the Merger and the Bank Merger

      The bank merger is subject to the prior approval of the Office of the Comptroller of the Currency, referred to as the OCC, and the Pennsylvania Department of Banking. In addition, the merger requires notification to the Federal Reserve Board. We have filed the OCC and Pennsylvania Department of Banking applications and have delivered the appropriate notices to the Federal Reserve Board.

      We cannot assure you that we will obtain regulatory approval or when we will receive approval, and we cannot consummate the merger without regulatory approval. Furthermore, we cannot assure you that approval will not contain a condition or requirement that causes approval to fail to satisfy the conditions contained in the merger agreement. See “The Merger — Conditions to the Merger.” Likewise, we cannot assure you that the United States Department of Justice will not challenge the merger, or, if a challenge is made, as to the result.

Board of Directors and Management of Omega Upon Consummation of the Merger

      When the merger is complete, Omega will continue to be managed by its current directors and officers. Robert J. McCormack, who is currently Sun’s President and Chief Executive Officer, will become Executive Vice President and Chief Administration Officer of Omega; Thomas W. Bixler, who is currently Executive Vice President and Chief Credit Officer of Sun, will become Senior Vice President — Head of Commercial Lending of Omega; and Sandra J. Miller, who is currently Executive Vice President and Chief Banking Officer of Sun, will become Senior Vice President, Head of Employee & Business Development of Omega. In addition, Omega’s board of directors shall appoint three directors of Sun, as mutually agreed by Sun and Omega, as directors of Omega. Each of these persons will be appointed to one of the three classes of directors of the Omega board of directors and will serve the remaining term for that class. The board of directors will recommend, subject to its fiduciary duties, the nomination of each of these persons for election by Omega’s shareholders for one additional term of three years after such person’s initial term expires. If one or more of these persons is unable or unwilling to serve as a member of Omega’s board of directors, such person shall be replaced by another person mutually selected by Omega and Sun who was a director of Sun immediately prior to the completion of the merger.

Board of Directors of Omega Bank Upon Consummation of the Bank Merger

      When the merger of Sun Bank with and into Omega Bank is completed, Omega Bank will continue to be managed by its current officers and directors. In addition, the board of directors of Omega Bank will appoint Robert J. McCormack and three other persons serving as directors of Sun Bank immediately prior to the bank merger, as mutually selected by Omega and Sun, to serve on Omega Bank’s board of directors until the next election of directors. Omega Bank’s board of directors shall recommend, subject to its fiduciary duties, the nomination of each of these persons as a director of Omega Bank for three additional terms of one year each after the person’s initial term expires. If one or more of these persons is unable or unwilling to serve as a member of Omega Bank’s board of directors, that person shall be replaced by another person who was a director of Sun Bank immediately prior to the completion of the merger, as mutually selected by Omega and the directors of Sun Bank immediately prior to the bank merger. The former Sun Bank directors elected to Omega Bank’s board of directors will be entitled to the same fees and benefits as other directors of Omega Bank, but no director of Omega Bank will be entitled to receive any directors fees while an employee of Omega Bank.

Sun Bank Advisory Board Appointees Upon Consummation of the Bank Merger

      Upon completion of the merger of Sun Bank into Omega Bank, for a period of two years after completion of the merger of Omega and Sun, Omega will offer the current directors of Sun Bank seats on a to-be-formed advisory board of Sun Bank which will address and deal with issues in the market area served by Sun Bank. For a period of one year after the merger of Omega and Sun, the members of the Sun Bank advisory board will receive board fees (excluding any stock option grants) for each meeting actually attended equal to the fees that were payable to the members of Sun Bank’s board of directors immediately prior to the completion of the merger of Omega and Sun. Omega shall have the right to appoint one or more representatives to seats on the Sun Bank advisory board, and/or to send one or more representatives to attend meetings of the advisory board.

Employment of Sun Employees

      After the completion of the merger, Omega will retain certain employees of Sun, subject to the workflow analysis of Omega’s combined business following the merger. Any employee of Sun on the date the merger becomes effective whose employment with Omega is terminated by Omega within six months after the completion of the merger, other than for “cause,” as defined in the merger agreement, and who is not otherwise entitled to a severance payment or contract assurance period, will be entitled to receive a severance payment equal to one week’s salary at then current rates for each full year of employment up to a maximum of twenty-six weeks.

Registration of Omega Common Stock and Listing on the NASDAQ National Market

      Omega will cause the shares of Omega common stock to be issued to Sun shareholders in the merger to be registered with the United States Securities and Exchange Commission and listed on the NASDAQ National Market.

Voting Agreements

      On April 20, 2004, Sun’s directors and certain officers and one of its significant shareholders, FNB Corporation (collectively, the “voting shareholders”), entered into voting agreements with Omega under which each voting shareholder agreed to vote all of the shares of Sun common stock beneficially owned by them (collectively 1,815,352 shares, or approximately 23.5% of the issued and outstanding shares of Sun common stock) in favor of the merger agreement and the merger.

      Each voting shareholder agreed that it would vote for the approval of the merger agreement and the merger at any meeting of the Sun shareholders held for that purpose. In addition, each voting shareholder agreed that it would vote against any action or proposal that is intended, or could reasonably be expected, to impede, interfere with, delay, or adversely affect the transactions contemplated by the merger agreement. If any voting shareholder does not vote as required by their voting agreement, the voting agreement provides that their vote will be considered null and void, and Omega will automatically and irrevocably be designated as agent and proxy to vote the voting shareholder’s Sun stock for the approval of the merger agreement and the merger.

      Each voting shareholder further agreed not to sell, pledge, assign or otherwise transfer, by proxy or otherwise, the voting shareholder’s Sun stock or any voting rights with respect to their Sun stock or to deposit any of the Sun stock in a voting trust or subject any of their Sun stock to any arrangement for voting the stock in any manner inconsistent with the voting agreement.

Dissenters Rights for Omega Shareholders

      Under Pennsylvania law, holders of Omega common stock are not entitled to dissenters rights in connection with the merger.

Dissenters Rights for Sun Shareholders

      Under Pennsylvania law, holders of Sun common stock are not entitled to dissenters rights in connection with the merger.

Material Federal Income Tax Consequences

      In the opinion of Blank Rome LLP, the following discussion summarizes the material federal income tax consequences of the merger of Sun with and into Omega, assuming that the merger is effected as described in the merger agreement and this proxy statement. This opinion and the following discussion are based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing Treasury Regulations promulgated under the Code and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences of the merger to the shareholders of Sun.

      This discussion does not address all U.S. federal income tax considerations that may be relevant to particular Sun shareholders in light of their individual circumstances or to Sun shareholders who are subject to special rules, such as:

•	financial institutions and mutual funds;

•	banks;

•	insurance companies;

•	investment companies;

•	retirement plans;

•	tax-exempt organizations;

•	dealers in securities;

•	traders in securities that elect to use a mark-to-market method;

•	persons that hold their Sun common stock as part of a straddle, a hedge against a currency risk or a constructive sale or conversion transaction;

•	persons that are or who hold their Sun common stock through partnerships or pass-through entities;

•	persons who are not citizens or residents of the United States or who are foreign corporations, foreign partnerships or foreign estates or trusts;

•	persons whose functional currency is not the U.S. dollar;

•	persons who hold Sun stock as qualified small business stock within the meaning of section 1202 of the Code;

•	persons who are subject to the alternative minimum tax provisions of the Code; or

•	persons who acquired their Sun common stock in connection with a stock option or stock purchase plans or in some other compensatory transaction.

      This discussion assumes that Sun’s shareholders hold their shares of Sun common stock as capital assets. In addition, the following discussion does not address the tax consequences of the merger under foreign, state or local tax laws. Furthermore, the discussion does not address the tax consequences of transactions effected before, after or at the same time as the merger, whether or not they are in connection with the merger, including, without limitation, transactions in which persons acquire Sun common stock or dispose of Omega shares. Sun shareholders are urged to consult their tax advisors as to the U.S. federal income tax consequences of the merger, as well as the effects of state, local and non-U.S. tax laws and U.S. tax laws other than income tax laws.

      It is a condition to the closing under the merger agreement that Blank Rome LLP, counsel to Omega, and Shumaker Williams, P.C., counsel to Sun, each render a tax opinion to the effect that the merger will constitute a tax-free reorganization within the meaning of Section 368(a) of the Code. This discussion is, and the opinions of counsel will be, subject to certain assumptions, limitations and qualifications, and are based upon the truth and accuracy of certain factual representations made by Omega and Sun and upon the condition that there is no adverse change in U.S. federal income tax law. This discussion and the tax opinions do not bind the Internal Revenue Service from adopting a contrary position, and it is possible that the Internal Revenue Service may successfully assert a contrary position in litigation or other proceedings.

      Assuming that the merger constitutes a reorganization within the meaning of Section 368(a) of the Code, the following U.S. federal income tax consequences will result to Sun shareholders:

Sun Shareholders Who Receive Only Omega Common Stock.

•	No Gain or Loss. Subject to the discussion below regarding cash received in lieu of fractional shares of Omega common stock, Sun shareholders receiving solely Omega common stock in the merger will not recognize any gain or loss as a result of the receipt of Omega common stock in the merger.

•	Tax Basis and Holding Period. A Sun shareholder’s aggregate tax basis in the Omega common stock, including any fractional shares deemed received, as discussed below, will be equal to the aggregate tax basis of the Sun common stock surrendered in the exchange. A Sun shareholder’s holding period for the Omega common stock received will include the holding period for the Sun common stock surrendered in exchange.

Sun Shareholders Who Receive Both Omega Common Stock and Cash.

•	Gain or Loss. A Sun shareholder that exchanges Sun common stock for a combination of Omega common stock and cash in the merger will recognize gain (but not loss) with respect to the shares of Sun common stock in an amount equal to the lesser of (i) the amount of cash received in the merger for the shares of Sun common stock and (ii) the excess, if any, of (a) the sum of the amount of cash and the fair market value of the Omega common stock received in the merger for the shares of Sun common stock over (b) the Sun shareholder’s tax basis in the Sun common stock surrendered in exchange therefor. The gain recognized will be capital gain unless the Sun shareholder’s receipt of cash has the effect of a distribution of a dividend, in which case the gain will be treated as ordinary dividend income to the extent of the Sun shareholder’s ratable share of earnings and profits, as calculated for U.S. federal income tax purposes. For purposes of determining whether a Sun shareholder’s receipt of cash has the effect of a distribution of a dividend, the Sun shareholder will be treated as if it first exchanged all of its Sun common stock solely in exchange for Omega common stock and then Omega immediately redeemed a portion of that stock for the cash that the holder actually received in the merger. Receipt of cash will generally not have the effect of a distribution of a dividend to the Sun shareholder if such receipt is, with respect to the Sun shareholder, “not essentially equivalent to a dividend” or “substantially disproportionate,” each within the meaning of Section 302(b) of the Code. The Internal Revenue Service has indicated in rulings that any reduction in the interest of a minority shareholder that owns a small number of shares in a publicly and widely held corporation and that exercises no control over corporate affairs would result in capital gain (as opposed to dividend) treatment. In determining the interest of a shareholder in a corporation, certain constructive ownership rules must be taken into account. Any capital gain will be long-term if the Sun shareholder’s holding period for its Sun common stock is more than one year as of the date of the exchange. Sun intends to report the transaction as a capital transaction and does not intend to report the cash paid to a holder as dividend income.

•	Tax Basis and Holding Period. A Sun shareholder’s aggregate tax basis in the Omega common stock received in the merger will be equal to the shareholder’s aggregate tax basis in its Sun common stock surrendered, decreased by the amount of any cash received and increased by the amount of any gain recognized. A Sun shareholder’s holding period for Omega common stock received in the merger will include the holding period of the Sun common stock surrendered in the merger.

Sun Shareholders Who Receive Only Cash.

•	Gain or Loss. A Sun shareholder receiving solely cash in the merger and who does not actually or constructively own any Omega common stock after the exchange will recognize capital gain or loss as a result of the merger in an amount equal to the difference, if any, between the amount of cash received and the Sun shareholder’s aggregate tax basis in the shares surrendered in exchange therefor. The gain or loss will be long-term capital gain or loss if the shareholder’s holding period is more than one year as of the date of the exchange.

Cash Payments Received in Lieu of Fractional Shares.

•	Gain or Loss. Subject to the discussion above regarding possible dividend treatment, cash payments received by Sun shareholders in lieu of fractional shares of Omega common stock will be treated as if such fractional shares had been issued in the merger and then redeemed by Omega. A Sun shareholder receiving such cash will generally recognize capital gain or loss upon such payment, equal to the difference, if any, between such Sun shareholder’s tax basis in the fractional share and the amount of cash received. The capital gain or loss will be long-term if the holding period for such Sun common stock is more than one year as of the date of the exchange.

Tax Treatment of Sun and Omega.

•	No Gain or Loss. No gain or loss will be recognized by Sun or Omega as a result of this merger.

      Other relevant tax considerations in connection with the merger include the following:

      In general, Sun shareholders receiving cash in the merger (other than solely for fractional shares) will be subject to information reporting to the Internal Revenue Service. In addition, backup withholding at the applicable rate (currently 28%) will generally apply if the exchanging Sun shareholder fails to provide an accurate taxpayer identification number or fails to properly certify that it is not subject to backup withholding (generally on a substitute IRS Form W-9). Certain holders (including, among others, non-U.S. holders and U.S. corporations) are not subject to information reporting or backup withholding, but they may still need to furnish a substitute IRS Form W-9 or W-8 or otherwise establish an exemption. Any amount withheld as backup withholding from payments to an exchanging Sun shareholder will be creditable against the Sun shareholder’s federal income tax liability, provided that it timely furnishes the required information to the Internal Revenue Service. Sun shareholders should consult their tax advisors as to their qualifications for exemption from backup withholding and the procedure for obtaining an exemption.

      Sun shareholders receiving Omega common stock in the merger should file a statement with their United States federal income tax returns for the year in which the merger occurs setting forth the tax basis in the Sun common stock exchanged in the merger and the fair market value of the Omega common stock and the amount of cash, if any, received in the merger.

      No ruling from the Internal Revenue Service has been or will be requested in connection with the merger. In addition, shareholders of Sun should be aware that the opinions of counsel discussed in this section are not binding upon the Internal Revenue Service. Moreover, the Internal Revenue Service could adopt a contrary position which could be sustained by a court.

      The preceding discussion is intended only as a summary of the material United States federal income tax consequences of the merger and does not purport to be a complete analysis or discussion of all potential tax effects relevant thereto. Thus, Sun shareholders are urged to consult their own tax advisors as to the specific tax consequences to them of the merger, including tax return reporting requirements, the applicability and effect of foreign, federal, state, local and other applicable tax laws and the effect of any proposed changes in the tax laws.

Accounting Treatment

      The merger will be accounted for under the purchase method of accounting. Accordingly, under generally accepted accounting principles, the acquired assets and assumed liabilities of Sun will be recorded on the books of the combined consolidated Omega entity at their fair values at the date the merger is completed. Any excess of the value of the consideration paid by Omega at the date the merger is completed over the fair value of the identifiable assets of Sun will be treated as goodwill and will be tested for impairment at least annually. See “Selected Pro Forma Combined Financial Information.”

INTEREST OF CERTAIN PERSONS OF MATTERS TO BE ACTED UPON

      When you consider the recommendation of Sun’s board of directors, you should be aware that Sun’s directors and executive officers may have financial interests in the merger that are different than or in addition to their interests as Sun shareholders generally. The Sun board of directors was aware of these interests and considered them when it approved the merger agreement. These interests are summarized below:

Interests of Certain Executives

      In connection with the merger, Omega entered into Severance Agreements with Robert J. McCormack, Thomas W. Bixler and Sandra J. Miller.

      Mr. McCormack will be employed as Omega’s Executive Vice President & Chief Administration Officer. His employment with Omega will become effective upon completion of the merger and will continue until October 30, 2005, unless renewed or terminated earlier.

      During the term of his severance agreement, Mr. McCormack is entitled to certain compensation and benefits if his employment is terminated for any of the following reasons:

•	Omega terminates Mr. McCormack’s employment without “cause”;

•	Mr. McCormack terminates his employment with Omega for any reason within twelve months of the effective date of the severance agreement;

•	Mr. McCormack terminates his employment within three years following a “change in control” of Omega;

•	Mr. McCormack terminates his employment following a material reduction in the nature and scope of his authority, duties, and responsibilities, salary, benefits, position, or title; or

•	Mr. McCormack terminates his employment after his principal place of employment is moved to a location that is more than ninety miles from his principal residence as of the date of the severance agreement.

      If Mr. McCormack terminates his employment for any reason within twelve months of the effective date of the severance agreement, he will receive a lump sum severance payment in the amount of $250,000 and he will not receive any additional benefits. If Mr. McCormack’s employment is terminated as a result of any of the other reasons set forth above, he will be entitled to the following compensation and benefits:

•	continued annual compensation for a period of three years following termination;

•	continued medical, hospitalization, and life insurance benefits for a period of three years or until he receives such benefits as a result of acceptance of subsequent employment; and

•	unless paid by a subsequent employer, for a period of one year following the termination, Mr. McCormack will receive reimbursement of certain relocation expenses incurred in connection with securing new employment.

      Under the severance agreement, the term “cause” means termination of Mr. McCormack’s employment with Omega for one or more of certain reasons, including conviction for any felony, fraud, or embezzlement; failure to comply with the written policies or directives of Omega’s board of directors; or misconduct in the performance of his duties and Mr. McCormack fails to cure the misconduct.

      Under Mr. McCormack’s current employment agreement with Sun, he would have been able to collect a lump sum equal to 3 times his annual base salary plus a continuation of his current benefits for 3 years or until he secured substantially similar benefits through other employment if he resigned or were involuntarily terminated within 180 days of a change in control. Pursuant to the severance agreement with Omega, after the merger, Mr. McCormack may receive severance if Omega terminates his employment other than for “cause.” However, the severance is payable over a period of years rather than in one lump sum.

      Mr. Bixler will be employed as Omega’s Senior Vice President — Head of Commercial Lending. His employment with Omega will become effective upon completion of the merger and will continue until October 1, 2006, unless renewed or terminated earlier.

      During the term of his severance agreement, Mr. Bixler is entitled to certain compensation and benefits if his employment is terminated for any of the following reasons:

•	Omega terminates Mr. Bixler’s employment without “cause”;

•	Mr. Bixler terminates his employment within two years following a “change in control” of Omega;

•	Mr. Bixler terminates his employment following a material reduction in the nature and scope of his authority, duties, and responsibilities, salary, benefits, position, or title; or

•	Mr. Bixler terminates his employment after his principal place of employment is moved to a location that is more than ninety miles from his principal residence as of the date of the severance agreement.

      If Mr. Bixler’s employment is terminated as a result of any of the reasons set forth above, he will be entitled to the following compensation and benefits:

•	annual compensation for three years in a per annum amount equal to the amount of his highest annual compensation during the two years immediately preceding the termination;

•	a continuation of medical, hospitalization, and life insurance benefits for a period of three years or until he receives such benefits as a result of acceptance of subsequent employment; and

•	unless paid by a subsequent employer, for a period of one year following the termination, Mr. Bixler will receive reimbursement of certain relocation expenses incurred in connection with securing new employment.

      Under the severance agreement, the term “cause” means termination of Mr. Bixler’s employment with Omega for one or more of certain reasons, including conviction for any felony, fraud or embezzlement; failure to comply with the written policies or directives of Omega’s board of directors; or misconduct in the performance of his duties and Mr. Bixler fails to cure the misconduct.

      Under Mr. Bixler’s current employment agreement with Sun, if he were involuntarily terminated within 12 months of a change in control, he would have been able to collect a lump sum equal to two times his annual base salary plus a continuation of his then-current benefits for two years or until he secured substantially similar benefits through other employment. Pursuant to his severance agreement with Omega, Mr. Bixler may receive severance if his employment terminates after the merger with Omega and prior to October 1, 2006, unless the term of the severance agreement is extended. However, the severance is payable over a period of years rather than in one lump sum.

      Ms. Miller will be employed as Omega’s Senior Vice President, Head of Employee & Business Development. Her employment with Omega will become effective upon completion of the merger and will continue until October 1, 2006, unless renewed or terminated earlier.

      During the term of her severance agreement, Ms. Miller is entitled to certain compensation and benefits if her employment is terminated for any of the following reasons:

•	Omega terminates Ms. Miller’s employment without “cause”;

•	Ms. Miller terminates her employment within two years following a “change in control” of Omega;

•	Ms. Miller terminates her employment following a material reduction in the nature and scope of her authority, duties and responsibilities, salary, benefits, position or title; or

•	Ms. Miller terminates her employment after her principal place of employment is moved to a location that is more than ninety miles from her principal residence as of the date of the severance agreement.

      If Ms. Miller’s employment is terminated as a result of any of the reasons set forth above, she will be entitled to the following compensation and benefits:

•	annual compensation for three years in a per annum amount equal to the amount of her highest annual compensation during the three years immediately preceding the termination;

•	a continuation of medical, hospitalization, and life insurance benefits for a period of three years or until she receives such benefits as a result of acceptance of subsequent employment; and

•	unless paid by a subsequent employer, for a period of one year following the termination, Ms. Miller will receive reimbursement of certain relocation expenses incurred in connection with securing new employment.

      Under the severance agreement, the term “cause” means termination of Ms. Miller’s employment with Omega for one or more of certain reasons, including conviction for any felony, fraud or embezzlement; failure to comply with the written policies or directives of Omega’s board of directors; or misconduct in the performance of her duties and Ms. Miller fails to cure the misconduct.

      Under Ms. Miller’s employment agreement with Sun, if she were involuntarily terminated within 12 months of a change in control, she would have been able to collect a lump sum equal to two times her annual base salary plus a continuation of her then-current benefits for two years or until she secured substantially similar benefits through other employment. Pursuant to her severance agreement with Omega, Ms. Miller may receive severance if her employment terminates after the merger with Omega and prior to October 1, 2006, unless the term of the severance agreement is extended. However, the severance is payable over a period of years rather than in one lump sum.

      A number of Sun’s other executive officers also have employment or change in control agreements with Sun which provide for severance payments and benefits upon termination of employment following a change in control of Sun. For example, five executives of Sun are parties to change of control agreements pursuant to which they are entitled to lump sum payments ranging from one to two years of the executive’s annual base pay plus a continuation of benefits for two years if their employment is involuntarily terminated for a specified period following the merger. Additionally, eight executives of Sun are parties to employment agreements that provide for lump sum payments equal to the executive’s annual base salary plus a continuation of benefits for two years if their employment is involuntarily terminated for a specified period following the merger. Finally, two executives of Sun are parties to employment agreements that provide for a lump sum payment equal the executive’s salary for the remainder of the term of the employment agreements.

Interests of Certain Directors

      Following the merger of Omega and Sun, three individuals who were directors of Sun immediately prior to the merger will become directors of Omega. In addition, upon the merger of Sun Bank with and into Omega Bank, Robert J. McCormack and three other individuals who were directors of Sun Bank immediately prior to the bank merger will become directors of Omega Bank.

      In connection with the bank merger, Omega Bank will create an advisory board to the Sun Bank division of Omega Bank. Each individual who served as a director of Sun Bank immediately prior to the bank merger will be offered a position on the advisory board. For a period of one-year following the bank merger, members of the advisory board will receive director compensation equal to the compensation that they would have received as directors of Sun Bank.

Security Ownership of Certain Sun Beneficial Owners

      The following table sets forth, as of July 19, 2004, the name and address of each person who owns of record or who is known by the board of directors to be the beneficial owner of more than 5% of Sun’s outstanding common stock, the number of shares beneficially owned by such person, and the percentage of the corporation’s outstanding common stock owned.

		Percent of
	Shares	Outstanding
	Beneficially	Common Stock
Name and Address	Owned*	Beneficially Owned

FNB Corporation 103 Foulk Road Wilmington, DE 19803	1,090,122	14.16%
John D. Moran, Sr. Maureen Moran P.O. Box 365 Wilkes-Barre, PA 18708	553,558	7.19%

*	See Footnote (1) to the Share Ownership by the Directors and Officers table, below, for the definition of “beneficially owned.”

Share Ownership by the Directors and Officers

      The following table sets forth, as of July 19, 2004, and from information received from the respective individuals, the amount and percentage of Sun common stock beneficially owned by each director and all officers and directors as a group. All shares are held individually unless otherwise indicated. The percentage of outstanding stock owned is less than 1%, unless otherwise indicated.

	Amount and Nature	Percentage of
	of Beneficial Ownership	Outstanding
	of Common Stock	Corporation Common
Name	as of July 19, 2004(1)	Stock Owned

Max E. Bingaman(2)	32,640	—
Sidney M. Palmer(3)	16,959	—
Martha A. Barrick(4)	3,298	—
Daniel R. Geise(5)	18,044	—
John W. Rose(6)(18)	787	—
Stephen J. Gurgovits(7)(18)	6,682	—
Robert A. Hormell(8)	24,242	—
Robert J. McCormack(9)	76,686	—
H. David Padden(10)	1,087	—
Maureen M. Bufalino(11)	14,514	—
David R. Dieck(12)	22,222	—
Louis A. Eaton(13)	23,478	—
George F. Keller(14)	197,315	2.56%
Dennis J. Van Benthuysen(15)	51,099	—
M. Mitchell Fetterolf(16)	144,863	1.88%
George E. Logue, Jr.(17)	10,872	—
All Executive Officers and Directors as a Group (16 Directors, 5 Officers, 21 persons total)(18)	1,815,352	23.58%

(1)	Securities “beneficially owned” by an individual are determined in accordance with the definitions of “beneficial ownership” set forth in the General Rules and Regulations of the Securities and

Exchange Commission and may include securities owned by or for the individual’s spouse and minor children and any other relative who has the same home, as well as securities to which the individual has or shares voting or investment power or has the right to acquire beneficial ownership within 60 days after July 19, 2004. Stated ownership also includes vested but unexercised options that have been granted. Individuals may disclaim beneficial ownership as to certain of the securities reported.

(2)	Includes 17,328 shares jointly held by Mr. Bingaman and his spouse; 4,113 shares held by Mr. Bingaman in a 401(k) account; 1,001 shares held jointly with his daughter, Lori L. Ermert; 1,002 shares held jointly with his daughter, Heidi J. Conklin; 1,002 shares held jointly with his daughter, Mary Beth Will; 1,002 shares held jointly with his daughter, Tammy L. Faust; and 7,191 shares of granted but unexercised options.

(3)	Includes 787 shares of granted but unexercised options.

(4)	Includes 2,361 shares of granted but unexercised options.

(5)	Includes 2,000 shares of granted but unexercised options.

(6)	Includes 787 shares of granted but unexercised options. See Footnote #18.

(7)	Includes 6,368 shares of granted but unexercised options. See Footnote #18.

(8)	Includes 5,339 shares jointly held by Mr. Hormell and his spouse; 3,981 shares held by Mr. Hormell in a Deferred Compensation Plan; and 12,191 shares of granted but unexercised options.

(9)	Includes 2,843 shares in an Individual Retirement Account (IRA) for Mr. McCormack and 6,678 shares held in a 401(k) account. Also includes 1,144 shares held jointly by Mr. McCormack and his spouse; 810 shares held jointly with his daughter; 234 shares held jointly with another daughter; 8 shares held jointly with Mr. McCormack and his nephew; 10 shares held jointly by Mr. McCormack and his niece; and 54,050 shares of granted but unexercised options.

(10)	Includes 300 shares jointly held by Mr. Padden and his spouse; and 787 shares of granted but unexercised options.

(11)	Includes 215 shares held by Ms. Bufalino and her daughter; 213 shares held by Ms. Bufalino and her son; 300 shares held by Ms. Bufalino and another daughter; 150 shares held jointly by Ms. Bufalino and her spouse; 1,136 shares held in a 401(k) account; and 12,500 shares of granted but unexercised options.

(12)	Includes 7,231 shares held by his spouse; and 7,760 shares of granted but unexercised options.

(13)	Includes 8,014 shares of granted but unexercised options.

(14)	Includes 45,318 shares jointly held by Mr. Keller and his spouse; 15,537 shares held by his spouse; 115,796 shares held by Keller Marine Service, Inc.; 3,100 shares in an IRA for Mr. Keller; and 3,971 shares of granted but unexercised options.

(15)	Includes 19,642 shares jointly held by Mr. Van and his spouse; 7,149 shares in an IRA for his spouse; 8,916 shares held by Colonial Furniture Company; 6,368 shares in an IRA for Mr. Van; and 7,191 shares of granted but unexercised options.

(16)	Includes 124,814 shares owned jointly by Mr. Fetterolf with his spouse; and 3,148 shares of granted but unexercised stock options.

(17)	Includes 2,300 shares in an IRA for Mr. Logue; 1,024 shares owned jointly with his spouse; 400 shares in his spouse’s IRA; and unexercised options to purchase 3,148 shares.

(18)	Includes 1,090,122 shares beneficially owned by FNB Corporation. Mr. Rose is a director of FNB Corporation. Mr. Gurgovits is the President, CEO and director of FNB Corporation.

PRICE RANGE OF COMMON STOCK

Omega Common Stock

      Omega common stock is traded on the NASDAQ National Market under the symbol “OMEF.” The following table sets forth for the periods indicated the range of high and low bid prices of the Omega common stock and dividends declared for each period:

	Price Range of
	Common Stock
			Dividends
	High	Low	Declared

2001
First Quarter	$29.50	$23.25	$0.26
Second Quarter	32.30	26.88	0.27
Third Quarter	32.60	27.70	0.27
Fourth Quarter	33.34	29.65	0.27
2002
First Quarter	$32.95	$30.02	$0.28
Second Quarter	36.88	32.50	0.28
Third Quarter	35.79	32.85	0.28
Fourth Quarter	37.25	33.17	0.29
2003
First Quarter	$36.65	$31.25	$0.29
Second Quarter	37.74	32.80	0.29
Third Quarter	37.37	32.92	0.29
Fourth Quarter	38.99	33.24	0.30
2004
First Quarter	$38.75	$33.71	$0.30
Second Quarter	37.97	29.21	0.30
Third Quarter (through July 19, 2004)	34.61	30.08	—

Sun Common Stock

      Sun common stock is traded on the NASDAQ National Market under the symbol “SUBI.” Following the merger, the common stock of Sun will cease trading on the NASDAQ National Market. The following table sets forth for the periods indicated the range of high and low bid prices of the Sun common stock and the dividends declared for each period:

	Price Range of
	Common Stock
			Dividends
	High	Low	Declared

2001
First Quarter	$15.73	$13.38	$0.15
Second Quarter	16.50	14.85	0.15
Third Quarter	17.50	14.65	0.15
Fourth Quarter	17.50	15.50	0.15
2002
First Quarter	$18.05	$16.28	$0.15
Second Quarter	24.49	17.65	0.165
Third Quarter	23.98	21.85	0.165
Fourth Quarter	22.44	17.84	0.165
2003
First Quarter	$20.50	$18.01	$0.165
Second Quarter	22.48	19.60	0.1815
Third Quarter	22.14	17.80	0.1815
Fourth Quarter	21.29	18.36	0.1815
2004
First Quarter	$20.28	$17.87	$0.1815
Second Quarter	23.15	18.79	0.1815
Third Quarter (through July 19, 2004)	21.99	20.60	0.1815

      We urge shareholders to obtain current market quotations prior to making any decisions with respect to the merger.

DESCRIPTION OF OMEGA CAPITAL STOCK

General

      Omega’s current authorized capital stock consists of twenty-five million (25,000,000) shares of common stock, par value $5.00 per share, and five million (5,000,000) shares of preferred stock, par value $5.00 per share. The preferred stock of Omega may be issued in one or more series, each with such terms, for such consideration and at such times as Omega’s board of directors determines. As of the date of this joint proxy statement/ prospectus, no shares of Omega’s preferred stock were outstanding. As of July 19, 2004, 8,440,460 shares of common stock, par value $5.00 per share, were outstanding.

      The following summary of the terms of the capital stock of Omega is not intended to be complete and is subject in all respects to the applicable provisions of the Pennsylvania Business Corporation Law, or PBCL, and is qualified by reference to Omega’s articles of incorporation and bylaws. To obtain copies of these documents, see “Where You Can Find More Information” on page 20.

Common Stock

      The outstanding shares of Omega common stock are fully paid and nonassessable. Except for certain restrictions (summarized below) on the right to cast more than 10% of the total votes, holders of Omega common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. Holders of Omega common stock do not have pre-emptive rights and are not entitled to cumulative voting rights with respect to the election of directors. Omega common stock is neither redeemable nor convertible into other securities, and there are no sinking fund provisions. No shareholder of Omega may own more than 10% of the issued and outstanding common stock unless specifically approved by the board of directors.

      Subject to the preferential rights of any other shares or series of capital stock, holders of shares of Omega common stock are entitled to receive dividends on shares of common stock if, as and when authorized and declared by the Omega board of directors out of funds legally available for dividends and to share ratably in the assets of Omega legally available for distribution to its shareholders in the event of its liquidation, dissolution or winding-up after payment of, or adequate provision for, all known debts and liabilities of Omega.

      Unless a larger vote is required by law, the Omega articles of incorporation or bylaws, when a quorum is present at a meeting of shareholders, a majority of the votes properly cast upon any question (other than the election of directors) shall decide the question. A director is elected when a plurality of the votes are properly cast for the election for such person.

      All shares of Omega common stock have equal rights, including dividend, distribution and liquidation rights. Shares of Omega common stock do not have any preference, appraisal or exchange rights.

Preferred Stock

      The Omega board of directors is authorized, without further vote or action by the Omega shareholders, to issue shares of preferred stock in one or more series, to establish the number of shares in each series and to fix the designation, powers, preferences and rights of each series and the qualifications, limitations or restrictions of the series, in each case, if any, as Pennsylvania law permits. Because the board of directors has the power to establish the preferences and rights of each class or series of preferred stock, it may afford the shareholders of any series or class of preferred stock preferences, powers and rights, voting or otherwise, senior to the rights of holders of shares of Omega common stock. The issuance of shares of preferred stock could have the effect of delaying, deferring or preventing a change of control of Omega.

Registrar and Transfer Agent

      Omega’s registrar and transfer agent is Registrar and Transfer Company, Cranford, New Jersey.

Anti-Takeover Provisions

      The Omega articles of incorporation prohibit a shareholder or group of shareholders from holding more than 10% of the issued and outstanding common stock or other voting securities of Omega without approval from Omega’s board of directors. If a shareholder holds more than 10% of such securities, the board of directors may take appropriate action, including terminating all voting rights attributable to such securities, forcing the divestiture of those securities that are in excess of the 10% limit and seeking injunctive relief. This provision may discourage a person or entity from attempting to acquire control of Omega.

COMPARISON OF SHAREHOLDER’S RIGHTS

      The rights of Omega shareholders are currently governed by the Pennsylvania Business Corporation Law, referred to as the PBCL, and the articles of incorporation and bylaws of Omega. The rights of Sun shareholders are currently governed by the PBCL and the articles of incorporation and bylaws of Sun. If the merger is completed, certain Sun shareholders will, upon completion of the merger, become shareholders of Omega, and their rights as such will be governed by the PBCL and Omega’s articles of incorporation and bylaws. The material differences between the rights of holders of Omega common stock and the rights of holders of Sun common stock are summarized below.

      The following summary does not purport to be a complete statement of the rights of holders of Omega common stock under applicable Pennsylvania law or Omega’s articles of incorporation and bylaws or the rights of the holders of Sun common stock under applicable Pennsylvania law or Sun’s articles of incorporation and bylaws. This summary contains a list of the material differences between the rights of Omega shareholders and the rights of Sun shareholders but is not meant to be relied upon as an exhaustive list or a detailed description of the provisions discussed and is qualified in its entirety by reference to the PBCL and the governing corporate instruments of Omega and Sun. Copies of such governing corporate instruments of Omega and Sun are available, without charge, to any person, including any beneficial owner to whom this joint proxy statement/ prospectus is delivered, by following the instructions listed under “Where You Can Find More Information” on page 20.

Summary of Material Differences Between

the Rights of Omega Shareholders and the Rights of Sun Shareholders

	Omega Shareholder Rights	Sun Shareholder Rights

Restriction on Ownership	No shareholder or group of shareholders may hold more than 10% of the issued and outstanding common stock or other voting securities of Omega without approval from Omega’s board of directors.	Sun does not restrict the number of shares of Sun that any shareholder or group of shareholders may hold.
Voting Rights	No shareholders or groups of shareholders may cast (or execute written consent with respect to) more than 10% of the total votes which all shareholders are entitled to cast at a meeting, unless authorized to do so by the board of directors and subject to such conditions as the board of directors may impose. The casting of votes by a person as a proxy holder for other shareholders is not counted in computing the 10% limitation to the extent that the proxies so voted were revocable and were secured from other shareholders who are not members of a group which includes such person. The board of directors’ determination of the existence or membership of a group, and of the number of votes any person or each member of a group is entitled to cast, is final and conclusive absent clear and convincing evidence of bad faith.	Sun does not restrict the number of shares of Sun that any shareholder or group of shareholders may vote.

	Omega Shareholder Rights	Sun Shareholder Rights

Shareholder Approval of Fundamental Change	The PBCL provides that a merger or consolidation must be approved by the board of directors and a majority of the votes cast by shareholders entitled to vote on the merger.	The merger, consolidation, liquidation or dissolution of Sun or the sale of all or substantially all of the assets of Sun must be approved by at least 75% of the outstanding shares of Sun’s common stock. This provision of Sun’s articles cannot be amended without the approval of 75% of the outstanding shares of Sun’s common stock.
Election of Directors	Directors must be shareholders of Omega. No person may be elected to a position as director if such person is 70 years old or will be 70 by December 31 of the year nominated. Additionally, any director who turns 70 will cease to be a director on December 31 of the year in which the director turns 70.	Directors must own at least 150 shares of Sun stock. There is no age limit for directors of Sun.
Vacancies on the Board of Directors	Directors elected to fill a vacancy serve the remainder of the term of the class to which the director is elected.	Directors elected to fill a vacancy serve until the next annual meeting of the shareholders, except that if the vacancy occurs after the distribution of proxy materials related to that annual meeting, then the director will serve until the following annual meeting.
Amendment to Articles of Incorporation	Any amendments proposed by shareholders that are not approved by the board of directors require the approval of 75% of the outstanding shares of Omega’s common stock in addition to any other approval required by law.	The board of directors may amend the articles, subject to the right of the shareholders to alter such amendment upon the affirmative vote of 75% of the issued and outstanding shares entitled to vote in the election of directors. The board of directors may amend an action of the shareholders unless the action was approved by 75% of the outstanding shares of Sun’s common stock and the action expressly prohibits the board of directors from altering it.

	Omega Shareholder Rights	Sun Shareholder Rights

Amendment to Bylaws	The bylaws may be amended by a majority vote of the board of directors.	The board of directors may amend the bylaws upon a majority vote; except that shareholder approval is required to amend the sections related to the duties of directors and the limitation of personal liability of directors. Shareholders may amend the bylaws without the approval of the directors upon the affirmative vote of 75% of the issued and outstanding shares entitled to vote in the election of directors. If at least 3/4 of the board of directors approve the proposed amendment, then 66 2/3% of the outstanding shares must vote to authorize the amendment.
Special Meetings	Special meetings of the shareholders may be called by the board of directors, the chairman of the board of directors, the president or shareholders entitled to cast one-third of the votes entitled to be cast at the meeting. Shareholders who call a special meeting are not required to deposit money to cover the expenses of the meeting.	Holders of at least 40% of the outstanding shares may call a special meeting. The shareholders who call the meeting must deposit the sum of the estimated cost of holding the meeting with Sun. The board of directors will determine whether the shareholders will pay the costs associated with the special meeting.
Indemnification	Omega will indemnify its directors and officers to the fullest extent permitted by applicable law. In addition, Omega may indemnify other persons to the fullest extent permitted by applicable law.	Sun will indemnify any and all persons whom it has power to indemnify to the fullest extent permitted by applicable law.

LEGAL MATTERS

      The validity of the shares of Omega common stock that are being issued in connection with the merger will be passed upon for Omega by Blank Rome LLP. Certain legal matters will be passed upon for Sun by Shumaker Williams, P.C.

EXPERTS

      The consolidated financial statements of Omega Financial Corporation at December 31, 2003 and 2002, and for each of the two years in the period ended December 31, 2003, incorporated by reference in this joint proxy statement/ prospectus have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon incorporated herein, and are incorporated in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

      The consolidated financial statements of Omega Financial Corporation at December 31, 2001, and for the year ended December 31, 2001, incorporated by reference in this joint proxy statement/ prospectus have been audited by Arthur Andersen LLP, as set forth in their report thereon incorporated herein. As a result of Arthur Andersen LLP ceasing its operations, Omega has not been able to obtain its consent to the incorporation by reference in this joint proxy statement/prospectus of its audit report. Under these circumstances, Rule 437(a) under the Securities Act of 1933, as amended, permits us to incorporate by reference in this joint proxy statement/prospectus the audit report of Arthur Andersen LLP without its consent. Because Arthur Andersen LLP has not consented to the incorporation by reference in this joint proxy statement/prospectus of its audit report, you will be unable to recover against Arthur Andersen LLP under Section 11 of the Securities Act of 1933 for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated therein.

      The consolidated financial statements of Sun Bancorp, Inc. and its subsidiaries at December 31, 2003 and 2002 and for the years then ended, incorporated in this joint proxy statement/ prospectus by reference to its Annual Report on Form 10-K for the year ended December 31, 2003, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of that firm as experts in auditing and accounting.

      The consolidated financial statements of Sun Bancorp, Inc. and its subsidiaries at December 31, 2001 and for the year then ended, incorporated in this joint proxy statement/ prospectus by reference to its Annual Report on Form 10-K for the year ended December 31, 2003, have been so incorporated in reliance on the report of Parente Randolph, P.C., independent registered public accounting firm, given on the authority of that firm as experts in auditing and accounting.

PRO FORMA FINANCIAL INFORMATION

      The following unaudited pro forma condensed combined financial information should be read in conjunction with the historical consolidated financial statements and related notes of Omega and Sun, which are incorporated herein by reference. The unaudited pro forma information is presented for illustration purposes only in accordance with the assumptions set forth below. This information is not necessarily indicative of the operating results or of the financial position that would have occurred if the merger had been consummated nor is it necessarily indicative of future operating results or financial position of the combined enterprise. The unaudited pro forma condensed combined financial information does not reflect any adjustments to conform accounting practices or to reflect any cost savings or other synergies anticipated as a result of the merger or any merger-related expenses.

Unaudited Pro Forma Condensed Combined Balance Sheet

      The following unaudited pro forma condensed combined balance sheet combines the historical balance sheets of Omega and Sun assuming the companies had been combined on March 31, 2004, on a purchase accounting basis.

Condensed Combined Pro Forma Balance Sheet

March 31, 2004

	Omega	Sun	Adjustments		Pro Forma

	(In thousands)

	(Unaudited)

ASSETS

Cash and due from banks	$31,353	$22,905	$6,313	(A)	$60,571
Interest bearing deposits	15,317	1,393			16,710
Federal funds sold	29,100	—			29,100

Total cash and cash equivalents	75,770	24,298	6,313		106,381
Investment securities, available for sale	216,675	213,988	(94	)(B)	430,569
Loans, net of unearned income	787,216	684,226	(2,257	)(C)	1,469,185
Allowance for loan losses	(10,451)	(8,435)			(18,886)
Accrued interest receivable	5,109	3,376			8,485
Premises and equipment, net	14,323	31,823			46,146
Bank-owned life insurance	37,488	33,485			70,973
Intangible assets	47	5,757	15,918	(D)	21,722
Goodwill, net	—	36,163	112,495	(E)	148,658
Deferred tax asset	1,651	(4,752)	10,622	(F)	7,521
Other assets	4,042	17,289			21,331

Total assets	$1,131,870	$1,037,218	$142,997		$2,312,085

LIABILITIES AND STOCKHOLDERS’ EQUITY

Total deposits	$898,487	$647,605	$2,722	(G)	$1,548,814
Securities sold under agreements to repurchase	16,516	21,762			38,278
Short-term borrowings	15,000	5,026			20,026
ESOP debt	2,441	—			2,441
Long-term debt, Federal Home Loan Bank	21,273	229,000	31,643	(H)	281,916
Long-term debt, other	32	11,900	42,000	(I)	53,932
Subordinated debentures	—	18,866	2,900	(J)	21,766
Other interest-bearing liabilities	807	—			807
Accrued interest payable and other liabilities	7,464	13,520	9,328	(K)	30,312

Total liabilities	962,020	947,679	88,593		1,998,292

STOCKHOLDERS’ EQUITY

Common stock	$50,402	$92,173	$(79,738	)(L)	$62,837
Capital surplus	16,481	—	83,040	(L)	99,521
Retained earnings	147,501	(3,613)	3,613	(L)	147,501
Unearned compensation related to ESOP debt	(1,564)	—			(1,564)
Accumulated other comprehensive income, net	5,559	979	(1,040	)(L)	5,498
Less: Treasury stock	(48,529)	—	48,529	(L)	—

Total stockholders’ equity	169,850	89,539	54,404		313,793

Total Liabilities and Stockholders’ Equity	$1,131,870	$1,037,218	$142,997		$2,312,085

Unaudited Pro Forma Condensed Combined Statements of Income

      The following unaudited pro forma condensed combined statements of income combine the historical statements of income of Omega and Sun assuming the companies had been combined on January 1, 2003, on a purchase accounting basis.

Condensed Combined Pro Forma Income Statement

For the Three Months Ended March 31, 2004

	Omega	Sun	Adjustments		Pro Forma

	(Unaudited)

	(In thousands, except per share data)
Interest income:
Interest and fees on loans	$11,197	$9,892	$88	(C)	$21,177
Interest and dividends on investment securities	1,853	1,978	124	(M)	3,955
Other interest income	56	13			69

Total interest income	13,106	11,883	212		25,201
Interest expense:
Interest on deposits	2,692	2,347	(510	)(G)	4,529
Interest on short-term borrowings	76	90			166
Interest on subordinated debentures		456	(31	)(J)	425
Interest on long-term debt and other interest-bearing liabilities	248	2,901	(727	)(H),(I)	2,422

Total interest expense	3,016	5,794	(1,268)		7,542
Net interest income	10,090	6,089	1,480		17,659
Provision for loan losses	—	435			435

Net interest income after provision for loan losses	10,090	5,654	1,480		17,224
Other income:
Investment securities gains (net)	8	109			117
Service fees on deposit accounts	1,339	1,039			2,378
Earnings on bank-owned life insurance	354	312			666
Trust fees	915	332			1,247
Investment and insurance product sales	302	826			1,128
Leasing fees	—	272			272
Gains on sales of loans and other assets	(1)	34			33
Other	821	671			1,492

Total other income	3,738	3,595	—		7,333
Other expense:
Salaries and employee benefits	4,955	3,493	(774	)(N)	7,674
Net occupancy expense	627	438			1,065
Equipment expense	702	530			1,232
Data processing expense	423	337	(163	)(O)	597
Amortization of intangible assets	—	108	651	(D)	759
Other	2,526	2,612			5,138

Total other expense	9,233	7,518	(286)		16,465

Income before taxes	4,595	1,731	1,766		8,092
Income tax expense	991	221	618	(P)	1,830

Net income	$3,604	$1,510	$1,148		$6,262

Net income per common share:
Basic	$0.43	$0.21			$0.50
Diluted	0.42	0.21			0.50
Weighted average shares and equivalents:
Basic	8,471	7,333	(3,385	)(Q)	12,419
Diluted	8,559	7,357	(3,373	)(Q)	12,543

Condensed Combined Pro Forma Income Statement

For the Year Ended December 31, 2003

	Omega	Sun	Adjustments		pro forma

	(Unaudited)

	(In thousands, except per share data)
Interest income:
Interest and fees on loans	$47,710	$40,467	$352	(C)	$88,529
Interest and dividends on investment securities	8,765	8,827	494	(M)	18,086
Other interest income	308	125			433

Total interest income	56,783	49,419	846		107,048
Interest expense:
Interest on deposits	12,339	11,366	(2,042	)(G)	21,663
Interest on short-term borrowings	329	456			785
Interest on subordinated debentures	—	1,845	(124	)(J)	1,721
Interest on long-term debt and other interest-bearing liabilities	1,038	12,478	(2,908	)(H),(I)	10,608

Total interest expense	13,706	26,145	(5,074)		34,777
Net interest income	43,077	23,274	5,920		72,271
Provision for loan losses	350	1,620			1,970

Net interest income after provision for loan losses	42,727	21,654	5,920		70,301
Other income:
Investment securities gains (net)	1,127	3,194			4,321
Service fees on deposit accounts	5,754	4,094			9,848
Earnings on bank-owned life insurance	1,395	1,271			2,666
Trust fees	3,623	726			4,349
Investment and insurance product sales	1,141	1,634			2,775
Leasing fees	—	1,089			1,089
Gains on sales of loans and other assets	292	397			689
Other	3,473	1,825			5,298

Total other income	16,805	14,230	—		31,035
Other expense:
Salaries and employee benefits	20,091	13,069	(3,097	)(N)	30,063
Net occupancy expense	2,372	1,358			3,730
Equipment expense	2,777	2,219			4,996
Data processing expense	1,673	1,350	(650	)(O)	2,373
Amortization of intangible assets	—	531	2,894	(D)	3,425
Other	10,608	9,966			20,574

Total other expense	37,521	28,493	(853)		65,161

Income before taxes	22,011	7,391	6,773		36,175
Income tax expense	4,826	863	2,371	(P)	8,060

Net income	$17,185	$6,528	$4,402		$28,115

Net income per common share:
Basic	$2.07	$0.91			$2.30
Diluted	2.01	0.90			2.25
Weighted average shares and equivalents:
Basic	8,169	8,190	(4,270	)(Q)	12,089
Diluted	8,524	7,215	(3,259	)(Q)	12,480

OMEGA FINANCIAL CORPORATION

NOTES TO THE UNAUDITED PRO FORMA CONDENSED
COMBINED FINANCIAL INFORMATION

Note 1	— Basis of Pro Forma Presentation

      The unaudited pro forma condensed combined financial information related to the merger is included for the year ended December 31, 2003 and as of and for the three months ended March 31, 2004. The pro forma adjustments included herein reflect the conversion of Sun common stock into Omega common stock using an exchange ratio of 0.664 of a share of Omega common stock for 80% of the outstanding shares on March 31, 2004 and the cash payment of $35.687 million ($23.25 per share) for 20% of the outstanding shares on March 31, 2004. The estimated purchase price of $189.019 million, is based on a per share price for Omega common stock of $34.52, which was the average of the closing prices of Omega common stock for the period commencing two trading days before, and ending two trading days after April 20, 2004, the date of the merger agreement.

      The merger will be accounted for using the purchase method of accounting; accordingly, Omega’s cost to acquire Sun will be allocated to the assets acquired (including identifiable intangible assets) and liabilities assumed of Sun at their respective fair values on the date the merger is completed.

      The unaudited pro forma condensed combined financial information includes estimated adjustments to record the assets and liabilities of Sun at their respective fair values and represents management’s estimates based on available information. The pro forma adjustments included herein may be revised as additional information becomes available and as additional analyses are performed. The final allocation of the purchase price will be determined after the merger is completed and after completion of a final analysis to determine the fair values of Sun’s tangible, and identifiable intangible, assets and liabilities as of the closing date. Accordingly, the final purchase accounting adjustments and integration charges may be materially different from the pro forma adjustments presented in this document. Increases or decreases in the fair value of the net assets, commitments, contracts and other items of Sun as compared to the information shown in this document may change the amount of the purchase price allocated to goodwill and other assets and liabilities and may impact the statement of income due to adjustments in yield and/or amortization of the adjusted assets or liabilities.

      The unaudited pro forma condensed combined financial information presented in this document does not necessarily indicate the results of operations or the combined financial position that would have resulted had the merger been completed at the beginning of the applicable period presented, nor is it indicative of the results of operations in future periods or the future financial position of the combined company.

Note 2	— Pro Forma Adjustments

      The unaudited pro forma condensed combined financial information for the merger includes the pro forma balance sheet as of March 31, 2004 assuming the merger was completed on March 31, 2004. The pro forma income statements for the three months ended March 31, 2004 and the year ended December 31, 2003 were prepared assuming the merger was completed on January 1, 2003.

      The unaudited pro forma condensed combined financial information reflects the issuance of 4,076,714 shares of Omega common stock with an aggregate value of $140,728,000 and the conversion of approximately 309,000 Sun stock options with a value of approximately $3,276,000 at March 31, 2004. Common stock used in the exchange was valued as discussed in Note 1 above.

      Substantially all of the Sun stock options are vested and will be converted into Omega stock options. The fair value of the Omega options that will be issued in exchange for the Sun options was estimated using a Black-Scholes option pricing model. Option pricing models require the use of highly subjective assumptions including expected stock price and volatility that when changed can materially affect fair value estimates. Accordingly, the model does not necessarily provide for a reliable single measure of the

OMEGA FINANCIAL CORPORATION

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL INFORMATION — (Continued)

fair value of employee stock options. The more significant assumptions used in estimating the fair value of the Omega stock options to be issued in the exchange for Sun stock options include a risk-free interest rate of 3.63%, a weighted average expected life of six years and volatility of 34.6%. The six-year term was based on the weighted average expected term to expiration of these options.

      The allocation of the purchase price follows:

Cash, assuming 20% of Sun shares paid at $23.25 per share	$35,687,000
Value of Sun shares converted at an exchange ratio of 0.664 for 1	140,728,000
Incremental direct costs associated with transaction	9,328,000
Fair value of outstanding employee and non-employee stock options	3,276,000

Total purchase price	189,019,000
Net assets acquired
Sun stockholders’ equity	89,539,000
Elimination of Sun’s recorded goodwill and other intangibles	41,920,000

Sun’s tangible book value	47,619,000
Estimated adjustments to reflect assets acquired and liabilities assumed at fair value:
Loans and leases	(2,257,000)
Identified intangibles
Core deposit intangible	17,762,000
Other identifiable intangibles	3,913,000
Time deposits	(2,722,000)
Long-term debt	(31,643,000)
Subordinated debentures	(2,900,000)

Total fair value adjustments	(17,847,000)
Deferred income taxes	10,589,000

Goodwill resulting from merger	$148,658,000

      The pro forma adjustments included in the unaudited pro forma condensed combined financial information are as follows:

(A) Represents the net increase in cash after incurring debt to finance the acquisition in the amount of $42,000,000 (See Note I) and making payment for 20% of Sun’s shares outstanding at $23.25 per share.

(B) Represents the adjustment related to Omega’s ownership of 4,388 shares of Sun common stock.

(C) Adjustment to fair value of the loan and lease portfolio. The adjustment will be recognized over the estimated remaining life of the loan and lease portfolio. The impact of the adjustment was to increase interest income by approximately $88,000 and $352,000 for the three months ended March 31, 2004 and the year ended December 31, 2003, respectively.

(D) Adjustment to write off historical Sun intangible assets (other than goodwill) and to record intangible assets (other than goodwill) resulting from the merger based on estimated fair values. Management is studying the nature, amount and amortization method of various possible identified

OMEGA FINANCIAL CORPORATION

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL INFORMATION — (Continued)

intangibles. The adjustments reflected herein are based on current assumptions and valuations, which are subject to change. For purposes of the pro forma adjustments shown here, we have estimated $21,675,000 of intangibles that consists of a core deposit intangible of $17,762,000, a customer relationship intangible of $3,766,000 and a trade name intangible of $147,000. We estimate these intangibles will be amortized over a period not to exceed ten years, on an accelerated basis for the core deposit intangible and a straight-line basis for the other intangibles. The value of the intangibles represents the estimated future economic benefit resulting from the acquired customer balances and relationships. This value was estimated by considering the timing and levels of cash flows from the current balances of accounts, expected growth or attrition in balances and the estimated life of the relationship. Material changes are possible when our analysis is completed. The impact of these adjustments is to increase operating expenses by $651,000 and $2,894,000 for the three months ended March 31, 2004 and the year ended December 31, 2003, respectively.

(E) Adjustment to write off historical Sun goodwill and record goodwill created as a result of the merger.

(F) Adjustment to record the deferred tax asset created as a result of the fair value adjustments using Omega’s statutory tax rate of 35%.

(G) Adjustment to fair value of time deposit liabilities based on current interest rates for similar instruments. The adjustment will be recognized over the estimated remaining term of the related deposit liability. The impact of the adjustment was to decrease interest expense by approximately $510,000 and $2,042,000 for the three months ended March 31, 2004 and the year ended December 31, 2003, respectively.

(H) Adjustment to fair value of outstanding long-term debt instruments. The adjustment will be recognized over the remaining life of the long-term debt instruments. The impact of the adjustment was to decrease interest expense by $1,337,000 and $5,348,000 for the three months ended March 31, 2004 and the year ended December 31, 2003, respectively.

(I) Adjustment to reflect anticipated additional borrowings to fund the merger. For purposes of the pro forma adjustments shown here, we have estimated borrowing $35,000,000 for a term of 12 years at a rate of 6.5%, and $7,000,000 for a 2-year term at LIBOR plus 125 basis points (currently 2.35%). The impact of the adjustment was to increase interest expense by $610,000 and $2,440,000 for the three months ended March 31, 2004 and the year ended December 31, 2003, respectively. The rates used for these borrowings are estimates. Actual rates may differ from those presented in this pro forma condensed statement of income. If the actual rates vary by one-eighth of one percent higher or lower than those presented, the effect would be to lower or raise income by $53,000 annually.

(J) Adjustment to fair value of outstanding subordinated debentures. The adjustment will be recognized over the remaining life of the instrument. The impact of the adjustment was to decrease interest expense by $31,000 and $124,000 for the three months ended March 31, 2004 and the year ended December 31, 2003, respectively.

(K) Adjustment to reflect the liability for incremental direct costs associated with the merger. These costs include accountant and attorney fees, investment banker services, the fee for cancellation of a Sun operating contract for data processing services, payout of employee contracts and severance payments to displaced Sun personnel. These liabilities have been recorded pursuant to EITF 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination”. (See also (N) and (O).

OMEGA FINANCIAL CORPORATION

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL INFORMATION — (Continued)

(L) Adjustment to eliminate Sun’s historical shareholders’ equity, the adjustment reflects the issuance of Omega common stock and the conversion of Sun’s stock options into Omega stock options.

(M) Adjustment to reflect the accretion of the excess of market value of Sun’s investment portfolio over Sun’s historical amortized cost. A total of $1,482,000 would be accreted to earnings over the life of the investments, which is approximately 3 years. The expected impact was to increase interest income by $124,000 and $494,000 for the three months ended March 31, 2004 and the year ended December 31, 2003, respectively.

(N) Adjustment to reflect cost savings as a result of planned, identified staff reductions. The expected impact was to decrease salary and employee benefit expense by $774,000 and $3,097,000 for the three months ended March 31, 2004 and the year ended December 31, 2003, respectively. (See Note 3).

(O) Adjustment to reflect anticipated net savings from the cancellation of Sun’s data processing operating agreement and the consolidation of operations into Omega’s provider of data processing services. The amounts used in the pro forma adjustments represent normal processing fees only; no adjustment has been made for costs to convert the operation.

(P) Adjustment to record the tax effect of the pro forma adjustments using Omega’s statutory tax rate of 35%.

(Q) Weighted average shares were calculated using the historical weighted average shares outstanding of Sun and Omega, adjusted using the exchange ratio, to the equivalent shares of Omega common stock, for the year ended December 31, 2003 and the three months ended March 31, 2004. Earnings per share data have been computed based on the combined historical income of Sun and Omega and the impact of purchase accounting adjustments.

Note 3 — Estimated Annual Cost Savings

      The following estimated annual cost savings represent our estimate only and may not be indicative of the actual amount or nature of the cost savings the combined company actually achieves. Of the items listed below, only cost reductions related to liabilities established pursuant to EITF 95-3 have been included in the pro forma income statements as presented. The additional estimated savings are presented in this footnote for informational purposes only, and are not expected to be achieved in the first year following the merger. The data shown below does not include the impact of possible revenue opportunities.

OMEGA FINANCIAL CORPORATION

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL INFORMATION — (Continued)

The following table summarizes Omega’s estimated annual after-tax cost savings (computed at a 35% tax rate) when fully phased in after the merger:

	Annual After-Tax
	Cost Savings

Expected cost savings reflected in the pro formas:
Salary and benefit reductions	$2,013,000	(1)
Elimination of redundant data processing service provider contract	423,000	(2)

	2,436,000
Estimated cost savings not reflected in the pro formas:
Elimination of redundant operational and administrative processes	1,339,000	(3)
Consolidation of marketing process	130,000	(4)
Reduction of occupancy expense	195,000	(5)

	1,664,000

Total	$4,100,000

(1)	Personnel cost savings are projected to occur from the elimination of duplicative corporate, administrative and operational functions in the combined company.

(2)	As stand-alone corporations, both Sun and Omega have major contracts with data processing service providers. In the pro forma statements, a liability has been established for the termination fee associated with the elimination of one of the contracts. The annual savings reflected in the pro forma income statements and in the table above represent net cost reductions on an on-going basis after the conversion to one provider is complete.

(3)	Overlapping business infrastructure including technology and operations functions are projected to result in cost savings due to the elimination of redundant systems and software, the elimination of redundant operational expenses and corporate and administrative processes for the combined company.

(4)	Marketing cost savings are projected from the consolidation of advertising and marketing efforts under a common brand.

(5)	Occupancy cost savings are projected to result from consolidation of administrative personnel into a reduced number of office facilities.

Note 4 — Merger Related Charges

      In connection with the merger, we have been developing our plan to integrate Omega and Sun’s operations. The total integration costs have not yet been determined and have not been included in the pro forma adjustments. The specific details of these plans will continue to be refined over the next several months. Currently, our merger integration team is assessing the two companies’ operations, including information systems, premises, equipment, benefit plans, service contracts and personnel to determine optimum strategies to realize additional cost savings.

OMEGA FINANCIAL CORPORATION

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL INFORMATION — (Continued)

Note 5 — Interest Rate Sensitivity Analysis

      The following table sets forth an estimate of the expected effects of the projected purchase accounting adjustments reflected in the pro forma combined financial statements on the future pre-tax income of Omega after the merger (Dollars in thousands):

	Discount Accretion (Premium Amortization)
	For the Years Ended December 31,

	Pro Forma
	Adjustments at
	March 31, 2004	Year 1	Year 2	Year 3	Year 4	Year 5

Loans	$(2,257)	$352	$352	$352	$352	$352
Intangible assets	21,675	(2,894)	(2,605)	(2,315)	(2,026)	(1,737)
Time deposits	(2,722)	2,042	681	—	—	—
Long-term debt	(31,643)	5,348	5,348	5,348	5,348	5,348
Subordinated debentures	(2,900)	124	124	124	124	124

	$(17,847)	$4,972	$3,900	$3,509	$3,798	$4,087

      On the effective date of the merger, the interest rates used in the valuation of Sun’s assets and liabilities may be higher or lower than those at March 31, 2004. In order to comprehend the extent of the impact that rate movements could have on the fair value of net assets acquired, simulations were performed “shocking” interest rates by 100 and 200 basis points up and down from the interest rates on March 31, 2004. The following tables show the estimated effects on the purchase accounting adjustments and the pro forma impact on annual net interest income of such changes. For purposes of this presentation, the impact of a change in interest rates has not been considered in calculating the intangible assets with finite lives since their valuation is impacted by several factors in addition to interest rates including customer retention, geographic location and other factors. In addition, no consideration has been given to the impact of changing interest rates on the financial instruments of the acquiring Company (Omega). For more information on the impact of interest rate risk related to Omega, please refer to Market Risk information included in the Company’s Management’s Discussion and Analysis of Financial Condition in the 2003 Annual Report on Form 10K and the March 31, 2004 Form 10Q.

	Purchase Accounting Adjustments

	200 Basis	100 Basis	Pro Forma as	100 Basis	200 Basis
	Point	Point	Presented as	Point	Point
	Decrease in	Decrease in	of March 31,	Increase in	Increase in
	Interest Rates	Interest Rates	2004	Interest Rates	Interest Rates

	(In thousands)
Loans	$27,971	$15,877	$(2,257)	$(8,734)	$(20,068)
Intangible assets	21,675	21,675	21,675	21,675	21,675
Time deposits	(9,550)	(6,508)	(2,722)	975	4,583
Long-term debt	(55,858)	(42,503)	(31,643)	(22,815)	(15,699)
Subordinated debentures	(7,926)	(5,199)	(2,900)	(974)	674

Total pre-tax adjustments	$(23,688)	$(16,658)	$(17,847)	$(9,873)	$(8,835)

OMEGA FINANCIAL CORPORATION

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL INFORMATION — (Continued)

	Impact on Net Interest Income for the Years Ended December 31,

Change in Interest Rates	Year 1	Year 2	Year 3	Year 4	Year 5

(Basis Points)	(In thousands)
200	$(5,551)	$(1,900)	$(73)	$(73)	$(73)
100	(3,338)	(1,490)	(565)	(565)	(565)
0	—	—	—	—	—
-100	1,947	55	(891)	(891)	(891)
-200	4,718	1,305	(402)	(402)	(402)

ANNEX A

AGREEMENT AND PLAN OF MERGER

By and Between
OMEGA FINANCIAL CORPORATION
and
SUN BANCORP, INC.
Dated April 20, 2004

AGREEMENT AND PLAN OF MERGER

ARTICLE 1 TERMS OF THE MERGER		A-7
1.1	THE MERGER	A-7
1.2	ARTICLES OF INCORPORATION, BYLAWS, DIRECTORS, OFFICERS AND NAME OF THE SURVIVING CORPORATION	A-7
1.3	AVAILABILITY OF INFORMATION	A-8
1.4	ANTI-DILUTION PROVISIONS	A-8

ARTICLE 2 DESCRIPTION OF TRANSACTION		A-9
2.1	TERMS OF THE MERGER	A-9
2.2	CONVERSION OF STOCK	A-9
2.3	ELECTION AND ALLOCATION PROCEDURES	A-10
2.4	ELECTION PROCEDURES	A-11
2.5	MECHANICS OF PAYMENT OF CONSIDERATION	A-12
2.6	TIME AND PLACE OF CLOSING	A-13
2.7	VOTING AGREEMENTS	A-13
2.8	RESERVATION OF SHARES	A-13
2.9	CERTAIN ACTIONS RELATING TO RULE 16B-3	A-13

ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF SUN		A-13
3.1	ORGANIZATION AND QUALIFICATION OF SUN AND SUN SUBSIDIARIES	A-13
3.2	AUTHORIZATION, EXECUTION AND DELIVERY; AGREEMENT NOT IN BREACH	A-14
3.3	NO LEGAL BAR	A-14
3.4	CONSENTS AND APPROVALS	A-15
3.5	LICENSES, FRANCHISES AND PERMITS	A-15
3.6	CHARTER DOCUMENTS	A-15
3.7	SUN FINANCIAL STATEMENTS	A-15
3.8	ABSENCE OF CERTAIN CHANGES	A-15
3.9	DEPOSITS	A-16
3.10	PROPERTIES	A-16
3.11	INTELLECTUAL PROPERTY	A-16
3.12	CONDITION OF FIXED ASSETS AND EQUIPMENT	A-17
3.13	TAX MATTERS	A-17
3.14	LITIGATION	A-18
3.15	ENVIRONMENTAL MATTERS	A-18
3.16	INSURANCE	A-18
3.17	BOOKS AND RECORDS	A-18
3.18	CAPITALIZATION OF SUN AND THE SUN SUBSIDIARIES	A-18
3.19	SOLE AGREEMENT	A-19
3.20	DISCLOSURE	A-19
3.21	ABSENCE OF UNDISCLOSED LIABILITIES	A-20
3.22	ALLOWANCE FOR LOAN LOSSES	A-20
3.23	LOAN PORTFOLIO	A-20
3.24	COMPLIANCE WITH LAWS	A-21
3.25	EMPLOYEE AND DIRECTOR BENEFIT PLANS	A-21
3.26	LABOR RELATIONS	A-23

A-i

3.27	MATERIAL CONTRACTS	A-23
3.28	MATERIAL CONTRACT DEFAULTS	A-23
3.29	EXCHANGE ACT AND NASDAQ LISTING	A-24
3.30	CERTAIN REGULATORY MATTERS	A-24
3.31	DISCLOSURE CONTROLS AND PROCEDURES	A-24
3.32	CORPORATE APPROVAL	A-24
3.33	BROKER’S AND FINDER’S FEES	A-24
3.34	DELAYS	A-25

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF OMEGA		A-25
4.1	ORGANIZATION AND QUALIFICATION OF OMEGA AND SUBSIDIARIES	A-25
4.2	AUTHORIZATION, EXECUTION AND DELIVERY; AGREEMENT NOT IN BREACH	A-25
4.3	NO LEGAL BAR	A-26
4.4	CONSENTS AND APPROVALS	A-26
4.5	LICENSES, FRANCHISES AND PERMITS	A-26
4.6	OMEGA FINANCIAL STATEMENTS	A-26
4.7	CHARTER DOCUMENTS	A-27
4.8	TAX MATTERS	A-27
4.9	LITIGATION	A-27
4.10	INSURANCE	A-28
4.11	BOOKS AND RECORDS	A-28
4.12	CAPITALIZATION OF OMEGA AND THE OMEGA SUBSIDIARIES	A-28
4.13	DISCLOSURE	A-29
4.14	ABSENCE OF UNDISCLOSED LIABILITIES	A-29
4.15	ALLOWANCE FOR LOAN LOSSES	A-29
4.16	COMPLIANCE WITH LAWS	A-30
4.17	EMPLOYEE BENEFIT PLANS	A-30
4.18	MATERIAL CONTRACTS	A-30
4.19	MATERIAL CONTRACT DEFAULTS	A-30
4.20	EXCHANGE ACT AND NASDAQ LISTING	A-30
4.21	CERTAIN REGULATORY MATTERS	A-31
4.22	DISCLOSURE CONTROLS AND PROCEDURES	A-31
4.23	CORPORATE APPROVAL	A-31
4.24	BROKER’S AND FINDER’S FEES	A-31
4.25	DELAYS	A-31

ARTICLE 5 COVENANTS OF SUN		A-31
5.1	A-PREPARATION OF REGISTRATION STATEMENT AND APPLICATIONS FOR REQUIRED CONSENTS	A-31
5.2	CONDUCT OF BUSINESS — AFFIRMATIVE COVENANTS	A-32
5.3	CONDUCT OF BUSINESS — NEGATIVE COVENANTS	A-33
5.4	CONDUCT OF BUSINESS — CERTAIN ACTIONS	A-35
5.5	DELIVERY OF INFORMATION	A-36
5.6	NOTIFICATION	A-36
5.7	INSPECTIONS PERMITTED	A-36

A-ii

ARTICLE 6 COVENANTS OF OMEGA		A-37
6.1	BANKING APPROVALS AND OTHER CONSENTS	A-37
6.2	APPROVALS AND REGISTRATIONS	A-37
6.3	A-EMPLOYEE BENEFITS; DIRECTORS DEFERRED COMPENSATION PLAN; SEVERANCE AGREEMENTS	A-37
6.4	NOTIFICATION	A-38
6.5	DIRECTORS AND OFFICERS INDEMNIFICATION AND INSURANCE COVERAGE	A-38
6.6	CONDUCT OF OMEGA PRIOR TO THE EFFECTIVE TIME	A-39
6.7	INSPECTIONS PERMITTED	A-39

ARTICLE 7 CONDITIONS TO CLOSING		A-39
7.1	CONDITIONS TO THE OBLIGATIONS OF OMEGA	A-39
7.2	CONDITIONS TO THE OBLIGATIONS OF SUN	A-41
7.3	CONDITIONS TO OBLIGATIONS OF EACH PARTY	A-42

ARTICLE 8 TERMINATION		A-42
8.1	TERMINATION	A-42
8.2	EFFECT OF TERMINATION	A-43
8.3	FEES	A-44

ARTICLE 9 GENERAL PROVISIONS		A-44
9.1	NOTICES	A-44
9.2	GOVERNING LAW	A-45
9.3	COUNTERPARTS	A-45
9.4	PUBLICITY	A-45
9.5	ENTIRE AGREEMENT; NO THIRD PARTY BENEFICIARIES; ASSIGNMENT	A-45
9.6	SEVERABILITY	A-46
9.7	MODIFICATIONS, AMENDMENTS AND WAIVERS	A-46
9.8	INTERPRETATION	A-46
9.9	PAYMENT OF EXPENSES	A-46
9.10	PROVISIONS WHICH SURVIVE	A-46
9.11	NO WAIVER	A-46
9.12	REMEDIES CUMULATIVE	A-47
9.13	CONFIDENTIALITY	A-47

EXHIBITS

Form of Voting Agreement Exhibit A
Form of Opinions of Sun’s Counsel Exhibit B-1
Form of Opinions of Omega’s Counsel Exhibit B-2
McCormack Severance Agreement Exhibit C
Bixler Severance Agreement Exhibit D
Miller Severance Agreement Exhibit E

A-iii

AGREEMENT AND PLAN OF MERGER

      THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of April 20, 2004 is entered into by and between Omega Financial Corporation (“Omega” or the “Surviving Corporation” as the context may require), a corporation organized and existing under the laws of Pennsylvania, which is registered as a bank holding company and whose principal offices are located at 366 Walker Drive, State College, Pennsylvania 16804, and Sun Bancorp, Inc. (“Sun”), a corporation organized and existing under the laws of the Commonwealth of Pennsylvania, which is registered as a financial holding company and whose principal offices are located at 155 North 15th Street, Lewisburg, Pennsylvania, 17837.

      Omega and Sun are sometimes referred to herein as the “Parties.”

RECITALS

      A. The Board of Directors of Sun deems it desirable and in the best interests of Sun and its shareholders that Sun be merged with and into Omega (which would survive the merger as the Surviving Corporation) on the terms and subject to the conditions set forth in this Agreement and in the manner provided in this Agreement.

      B. The Board of Directors of Omega deems it desirable and in the best interests of Omega and its shareholders that Sun be merged with and into Omega on the terms and subject to the conditions set forth in this Agreement and in the manner provided in this Agreement.

      C. Pursuant to this Agreement, each share of Sun Common Stock outstanding at the Effective Time will be converted into either (i) cash in the amount of $23.25, or (ii) 0.664 shares of Omega Common Stock. Holders of Sun Common Stock will be entitled to elect their preference with respect to each share of Sun Common Stock held by them, subject to pro rata allocation, such that 20% of Sun Common Stock shall be paid in cash, and 80% of Sun Common Stock will be in the form of Omega Common Stock, including the effect of cash paid in lieu of fractional shares of Omega Common Stock, if any.

      D. As an inducement and condition to Omega entering into this Agreement, each director and executive officer of Sun is agreeing to vote all shares of Sun Common Stock owned by them in favor of the transactions contemplated by this Agreement at the meeting of Sun Shareholders at which this Agreement is considered pursuant to a voting agreement in the form attached hereto as Exhibit A (“Voting Agreement”).

      E. The Parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger, all as set forth herein.

DEFINITIONS

      Except as otherwise provided herein, as used in this Agreement, the following terms shall have the indicated meanings (which shall be applicable to both the singular and plural forms of the terms defined).

      “Acquisition Proposal” means a proposed tender offer, written agreement, understanding or other proposal of any nature pursuant to which any Person or group, other than Omega or any Omega Subsidiary, would directly or indirectly (i) acquire or participate in a merger, share exchange, consolidation or any other business combination involving Sun or any Sun Subsidiary; (ii) acquire the right to vote 10% or more of the outstanding voting securities of Sun or any Sun Subsidiary; (iii) acquire 25% or more of the assets or earning power of Sun or of any Sun Subsidiary; or (iv) acquire in excess of 10% of any class of capital stock of Sun or any Sun Subsidiary.

      “Acquisition Transaction” means any of the following events:

(i) the acquisition by any Person, other than Omega or any Omega Subsidiary, alone or together with such Person’s Affiliates or any group, of beneficial ownership of 10% or more of the outstanding shares of Sun Common Stock or the right to vote 10% or more of the outstanding voting securities of

Sun or any Sun Subsidiary (for purposes of this Subsection (i), the terms “group” and “beneficial ownership” shall be as defined in Section 13(d) of the Exchange Act and regulations promulgated thereunder and as interpreted thereunder);

(ii) a merger, consolidation, share exchange, business combination or any other similar transaction involving Sun or any Sun Subsidiary; or

(iii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 25% or more of the assets or earning power of the Sun or any Sun Subsidiary, in a single transaction or series of transactions.

      “Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. For the purposes of this definition, “control” means, when used with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise, and the terms “controlling” and “controlled” have correlative meanings.

      “Aggregate Consideration” shall mean the amount that is equal to the sum of (i) the number of Cash Election Shares multiplied by the Cash Merger Consideration, plus (ii) the number of Stock Election Shares multiplied by the dollar amount of the Stock Merger Consideration, determined based upon the Determination Price. The Aggregate Consideration shall be determined after all adjustments and pro rations required to be made under this Agreement.

      “Aggregate Shares” shall mean the number of shares of Sun Common Stock issued and outstanding on the Closing Date, excluding shares for which no consideration is payable as described in Section 2.2(a).

      “Applicable Law” means any statute, law, code, rule, or regulation, or any judgment, order, ordinance, writ, injunction, or decree of, any Governmental Authority to which a specified Person or its property or activities is subject.

      “Balance Sheet Date” means December 31, 2003.

      “Banking Approvals” means (a) the approval of the application filed with the FDIC under the Bank Merger Act and (b) any other approvals and/or Consents required to be obtained from or made to or with the Banking Department, the FDIC, the FRB or the OCC.

      “Banking Department” means the Pennsylvania Department of Banking.

      “Cash Election” means the election by a Sun Shareholder to receive the Cash Merger Consideration for such Shareholder’s shares of Sun Common Stock.

      “Cash Election Shares” means shares of Sun Common Stock as to which a Cash Election has been made.

      “Cash Merger Consideration” means $23.25.

      “Charter Documents” means, with respect to a particular Person that is not an individual, such Person’s articles or certificate of incorporation or formation, organization certificate, bylaws and any other similar governing documents, all as may be amended or amended and restated from time to time.

      “Closing” means consummation of the Merger.

      “Closing Date” means the date of the Closing, which shall be on the eighth business day after the last condition precedent pursuant to this Agreement has been fulfilled or waived (including the expiration of any applicable waiting period) or such other date upon which the Parties may mutually agree.

      “Code” means the Internal Revenue Code of 1986, as amended.

      “Consent” means any consent, non-objection after notice to, approval or authorization of, notice to, or designation, registration, declaration or filing with, any Person.

      “Determination Date” means the day which is eight business days before the Closing Date.

      “Determination Price” means the mean average market price of Omega Common Stock for the twenty trading days immediately preceding the Determination Date. In calculating the average market price of Omega Common Stock, the market price on any trading day for which there are trades reported on the NASDAQ National Market shall be the last quoted trading price on that day, and the market price on any trading day for which no trades have been reported on the NASDAQ National Market shall be the average of the high bid and low asked prices on that day as reported by NASDAQ.

      “Effective Time” shall be the close of business on the date on which the Merger is consummated by the filing of Articles of Merger with the Secretary of State of the Commonwealth of Pennsylvania.

      “Election Form” shall mean the form mutually prepared by Omega and Sun which shall be distributed to the Sun Shareholders and by which the Sun Shareholders can indicate their election to receive the Cash Merger Consideration or the Stock Merger Consideration.

      “Election Deadline” means 4:00 p.m. eastern standard time on the business day immediately preceding the date of the meeting of Sun Shareholders to approve the transactions contemplated by this Agreement, or such other date as may be mutually agreed upon by Omega and Sun.

      “Environmental Laws” mean all federal, state and local laws, including statutes, regulations, ordinances, codes, rules and other governmental restrictions, standards and requirements relating to the discharge of air pollutants, water pollutants or process waste water or substances, as now or at any time hereafter in effect, including, but not limited to, the Federal Solid Waste Disposal Act, the Federal Hazardous Materials Transportation Act, the Federal Clean Air Act, the Federal Clean Water Act, the Federal Resource Conservation and Recovery Act of 1976, the Federal Comprehensive Environmental Responsibility Cleanup and Liability Act of 1980, as amended (“CERCLA”), regulations of the Environmental Protection Agency, regulations of the Nuclear Regulatory Agency, regulations of the Occupational Safety and Health Administration, and any so-called “Superfund” or “Superlien” Laws.

      “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

      “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated from time to time thereunder.

      “Exchange Agent” means such bank, trust company, transfer agent or other entity selected by Omega, with the consent of Sun, not to be unreasonably withheld.

      “Expenses” means all reasonable in amount and reasonably incurred out-of-pocket expenses (including all reasonable fees and reasonable expenses of counsel, accountants, investment bankers, experts and consultants to the applicable Party and its Affiliates) incurred by or on behalf of a Party to this Agreement in connection with this Agreement or the transactions contemplated by this Agreement.

      “FDIC” means the Federal Deposit Insurance Corporation.

      “FRB” means the Board of Governors of the Federal Reserve System.

      “GAAP” means generally accepted accounting principles, as in effect at the relevant date.

      “Governmental Approvals” means all Consents of Governmental Authorities that are necessary so that the consummation of the Merger and the other transactions contemplated hereby will be in compliance with Applicable Law, other than the Banking Approvals.

      “Governmental Authority” shall mean any court or tribunal in any domestic jurisdiction or any federal, state, municipal or local government or other domestic governmental body, agency, authority, department, commission, board, bureau, instrumentality, arbitrator or arbitral body, including, without limitation, the Banking Department, the FDIC, the FRB and the OCC.

      “Intellectual Property” means (i) trademarks, service marks, trade names, Internet domain names, designs, logos, slogans, and general intangibles of like nature, together with all goodwill, registrations and applications related to the foregoing; (ii) patents and industrial designs (including any continuations, divisionals, continuations-in-part, renewals, reissues, and applications for any of the foregoing); (iii) copyrights (including any registrations and applications for any of the foregoing); (iv) Software; and (v) technology, trade secrets and other confidential information, know-how, proprietary processes, formulae, algorithms, models, and methodologies.

      “Knowledge” or “aware” or any term of similar import means, (i) with respect to Sun, the actual knowledge of each director and officer of Sun or any Sun Subsidiary after all due and reasonable inquiry, and (ii) with respect to Omega, the actual knowledge of each director and officer of Omega or any Omega Subsidiary after all due and reasonable inquiry.

      “Material Adverse Effect” shall mean, with respect to a Party, an effect that is material and adverse to (a) the assets, properties, business, future prospects, financial condition or results of operations of such Party and its Subsidiaries, taken as a whole; provided, however, that, for purposes of this clause (a), a Material Adverse Effect shall not be deemed to include (i) any change in the value of the respective investment and loan portfolios of either Party resulting from a change in interest rates generally within the banking industry, (ii) any change occurring after the date of this Agreement in any Applicable Law or in GAAP, which change affects banking institutions generally, including any changes affecting the Bank Insurance Fund, (iii) changes in general economic (except in the context of determining a Material Adverse Effect for purposes of asset quality), legal, regulatory or political conditions affecting banking institutions generally, (iv) actions or omissions of a Party (or any of its Subsidiaries) taken pursuant to the terms of this Agreement with the prior written consent of the other Party in contemplation of the transactions contemplated hereby; or (b) the ability of such Party to consummate the transactions contemplated hereby .

      “Merger” means the merger of Sun with and into Omega, with Omega surviving the merger.

      “NASDAQ Bank Index” means the NASDAQ Bank Index as currently published by the Nasdaq Stock Market, Inc., or, if not then published, a comparable index as mutually agreed upon by Omega and Sun.

      “Non-Election” means the failure of a Sun Shareholder to indicate a preference as to the form of Per Share Merger Consideration to be received for its shares of Sun Common Stock.

      “Non-Electing Shares” means outstanding shares of Sun Common Stock, as to which there is a Non-Election.

      “OCC” means the Office of Comptroller of the Currency, an agency of the United States Department of the Treasury.

      “Omega Bank” means Omega Bank N.A.

      “Omega Benefit Plans” means (i) each pension, profit sharing, stock bonus, thrift, savings, employee stock ownership or other plan, program or arrangement, which constitutes an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA, which is maintained by Omega or any Omega Subsidiary or to which Omega or any Omega Subsidiary contribute, or are obligated to contribute, for the benefit of any current or former employee, officer, director, consultant or agent; and (ii) every other retirement or deferred compensation plan, bonus or incentive compensation plan or arrangement, stock option plan, stock purchase plan, severance or vacation pay arrangement, or other fringe benefit plan, program, agreement or arrangement through which Omega or any Omega Subsidiary provide benefits for or on behalf of any current or former employee, officer, director, consultant or agent, and, with respect to each such plan, the amounts contributed but not yet paid to participants or beneficiaries thereunder, and the amount of any contribution deficiencies with respect thereto.

      “Omega Common Stock” means the common stock of Omega, $5.00 par value.

      “Omega Financial Statements” means the audited financial statements of Omega for the years ended December 31, 2003, 2002 and 2001, together with all notes to such financial statements, as included in Omega’s annual report on Form 10-K filed with the SEC for the fiscal year ended December 31, 2003.

      “Omega Schedule” means the schedule of exceptions and other information prepared by Omega and delivered to Sun as described in the introductory paragraph of Article 4.

      “Omega Subsidiaries” means Omega Bank and the other Subsidiaries of Omega referenced in Section 4.1(c).

      “PBCL” means Pennsylvania Business Corporation Law.

      “Person” means an individual, partnership (general or limited), corporation, joint venture, business trust, limited liability company, cooperative association or other form of business organization, trust, estate or any other entity.

      “Per Share Merger Consideration” means either the Cash Merger Consideration or Stock Merger Consideration.

      “Proceeding” means any proceeding, action, claim, suit, arbitration, mediation, investigation or inquiry by or before any Governmental Authority.

      “Prospectus/ Proxy” means the combined prospectus and proxy statement constituting the prospectus for the issuance of the Omega Common Stock as the Stock Merger Consideration pursuant to this Agreement and also constituting the proxy statement sent to the shareholders of Omega and Sun to solicit their votes on the approval of the Merger, as the same is included in the Registration Statement, as declared effective by the SEC, together with any supplement or amendment thereto included as part of any post-effective amendment.

      “Registration Statement” means the Securities Act registration statement on Form S-4 as filed with the SEC in order to register the offering of the Omega Common Stock constituting the offering of the aggregate Stock Merger Consideration, together with all filed amendments to such registration statement.

      “SEC” means the United States Securities and Exchange Commission.

      “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated from time to time thereunder.

      “Securities Laws” means the Securities Act and the Exchange Act.

      “Sentry Plans” means the Sentry Trust Company 1997 Stock Incentive Plan, as amended, and the Sentry Trust Company 1999 Stock Incentive Plan assumed by Sun in connection with the acquisition of Sentry Trust Company pursuant to that certain Agreement and Plan of Reorganization dated as of April 23, 2003, as amended, by and among Sun, Sun Interim Trust Company (In Organization), Sentry Trust Company and Patriot Federal Credit Union.

      “Shareholder Materials” means a letter of transmittal, an instruction sheet and a return mailing envelope sent or made available to Sun Shareholders who have not duly submitted the certificates for shares of Sun Common Stock by the Election Deadline.

      “Shares” means the shares of Omega Common Stock issued, or to be issued, to Sun Shareholders as consideration for the Merger pursuant to this Agreement.

      “Software” means computer programs, whether in source code or object code form (including any and all software implementation of algorithms, models and methodologies), databases and compilations (including any and all data and collections of data), and all documentation (including user manuals and training materials) related to the foregoing.

      “Stock Election” means the election by a Sun Shareholder to receive the Stock Merger Consideration for such Shareholder’s shares of Sun Common Stock.

      “Stock Election Shares” means shares of Sun Common Stock as to which a Stock Election has been made.

      “Stock Merger Consideration” means 0.664 shares of Omega Common Stock.

      “Subsidiary” means, with respect to a Person, a corporation, partnership, limited liability company or other business entity in which such Person owns, directly or indirectly, 50% or more of any class of equity securities or a comparable percentage equity ownership interest.

      “SunBank” means SunBank, a Pennsylvania state-chartered bank.

      “Sun Common Stock” means the common stock of Sun, no par value.

      “Sun Financial Statements” means the audited financial statements of Sun for the years ended December 31, 2003, 2002 and 2001, together with all notes to such financial statements, as included in Sun’s annual report on Form 10-K filed with the SEC for the fiscal year ended December 31, 2003.

      “Sun Intellectual Property” means the Intellectual Property used in or held for use in the conduct of the business of Sun or any Sun Subsidiary.

      “Sun Real Property” means the real property owned, leased, rented, occupied or operated by Sun or any Sun Subsidiary.

      “Sun Schedule” means the schedule of exceptions and other information prepared by Sun and delivered to Omega as described in the introductory paragraph of Article 3.

      “Sun Stock Options” mean options or other rights to purchase shares of Sun Common Stock granted pursuant to (i) Sun’s 1998 Stock Incentive Plan, 1998 Employee Stock Purchase Plan or 1998 Independent Directors Stock Option Plan, each as approved by shareholders of Sun on April 23, 1998 or (ii) the Sentry Plans.

      “Sun Shareholder” means a record holder of one or more shares of Sun Common Stock.

      “Sun Subsidiaries” means SunBank and any other Subsidiaries of Sun, including, without limitation, the Subsidiaries identified on Section 3.1(c) to the Sun Schedule.

      “Superior Proposal” means an unsolicited, bona fide proposal to enter into an Acquisition Transaction that the board of directors of Sun determines in its good faith business judgment (after consultation with its financial advisors and legal counsel) (i) would result in a transaction that is more favorable to its shareholders, from a financial point of view, and its other stakeholders than the transactions contemplated by this Agreement, (ii) that the Person proposing such Acquisition Transaction is reasonably likely to have or obtain, any necessary funds or customary commitments to provide any funds necessary to consummate such Acquisition Proposal, and (iii) that any Consents required in order to consummate such Acquisition Transaction are reasonably likely to be obtained; provided, however, that, for the purposes of this definition, the term “Acquisition Transaction” shall have the meaning ascribed to it herein except that the references therein to 10% and 25% shall be deemed to be a reference to 50%.

      “Tax” means any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

      “Tax Return” means any returns, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

      NOW THEREFORE, in consideration of the foregoing premises and the mutual representations, warranties, covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

ARTICLE 1

TERMS OF THE MERGER

      1.1     The Merger. Subject to the satisfaction (or lawful waiver) of each of the conditions to the obligations of each Party specified herein, at the Effective Time, Sun shall be merged with and into Omega, which latter corporation shall survive the Merger and is referred to herein in such capacity as the “Surviving Corporation.” The Merger shall have the effects set forth here and the provisions of the PBCL relating to mergers of corporate entities.

(a) Effects of the Merger. At the Effective Time, the separate existence of Sun shall cease, and Omega, as the Surviving Corporation, shall thereupon and thereafter possess all of the assets, rights, privileges, appointments, powers, licenses, permits and franchises of the two merged corporations, whether of a public or a private nature, and shall be subject to all of the liabilities, restrictions, disabilities and duties of Sun. The Merger is intended to be treated by the Parties as a reorganization within the meaning of Section 368(a) of the Code.

(b) Transfer of Assets. At the Effective Time, all rights, assets, licenses, permits, franchises and interests of Sun in and to every type of property, whether real, personal, or mixed, whether tangible or intangible, and choses in action shall be deemed to be vested in Omega as the Surviving Corporation by virtue of the Merger becoming effective and without any deed or other instrument or act of transfer whatsoever.

(c) Assumption of Liabilities. At the Effective Time, the Surviving Corporation shall become and be liable for all debts, liabilities, obligations and contracts of Sun whether the same shall be matured or unmatured; whether accrued, absolute, contingent or otherwise; and whether or not reflected or reserved against in the balance sheets, other financial statements, books of account or records of Sun.

      1.2     Articles of Incorporation, Bylaws, Directors, Officers and Name of the Surviving Corporation.

      (a) Articles of Incorporation. At and after the Effective Time, the Articles of Incorporation of Omega, as in effect immediately prior to the Effective Time, shall continue to be the Articles of Incorporation of Omega as the Surviving Corporation, unless and until amended thereafter as provided by Applicable Law and the terms of such Articles of Incorporation.

      (b) Bylaws. At and after the Effective Time, the Bylaws of Omega, as in effect immediately prior to the Effective Time, shall continue to be the Bylaws of Omega as the Surviving Corporation, unless and until amended or repealed as provided by Applicable Law, the Articles of Incorporation of Omega and such Bylaws.

      (c) Directors and Officers. The directors and officers of Omega in office immediately prior to the Effective Time shall continue to be directors and officers of the Surviving Corporation, to hold office as provided in the Articles of Incorporation and Bylaws of the Surviving Corporation, unless and until their successors shall have been elected or appointed and shall have qualified or until they shall have been removed in the manner provided in said Articles of Incorporation and Bylaws; provided, however, that the Board of Directors of Omega shall appoint, as of the Effective Time, three directors of Sun, as mutually agreed by Sun and Omega, as directors of Omega (each, a “Sun Director”). Each Sun Director shall be appointed to one of the three classes of directors of the Omega Board of Directors and shall serve the remaining term of the class to which such Sun Director was appointed. The Omega Board of Directors shall recommend, subject to its fiduciary duties, the nomination of each Sun Director for election, by the shareholders of Omega, for one additional term of three years after such Sun Director’s initial term expires. If one or more Sun Director is unable or unwilling to serve as a member of Omega’s Board of

Directors, such person shall be replaced by another person mutually selected by Omega and Sun who was a director of Sun immediately prior to the Effective Time.

      (d) SunBank Board of Directors; SunBank Advisory Board; Omega Bank Board of Directors.

(i) For a period of two years following the Effective Time, Omega shall offer the current directors of SunBank either seats on the SunBank Board of Directors if SunBank has not been merged with Omega Bank or any other Omega Subsidiary or, in the event that SunBank is merged with Omega Bank or any other Omega Subsidiary, seats on a to-be-formed Advisory Board of SunBank (the “Advisory Board”) which shall, in either case, address and deal with issues in the market area served by SunBank. For a period of one year following the Effective Time, the members of the SunBank Board of Directors or the Advisory Board, as applicable, will receive board fees (excluding any stock option grants) for each meeting actually attended equal to the fees for each meeting attended payable to the members of the SunBank Board of Directors immediately prior to the Effective Time. Omega shall have the right to appoint one or more representatives to seats on the SunBank Board of Directors and, if formed, the Advisory Board, and/or to send one or representatives to attend meetings thereof. After the Effective Time, the Board of Directors of SunBank and, if formed, the Advisory Board, shall give Omega at least five (5) days notice of the date, time and place of all meetings thereof.

(ii) In the event that SunBank is merged with Omega Bank or any other Omega Subsidiary within two years of the Effective Time, the Board of Directors of the entity surviving such merger (“Surviving Bank”) shall appoint Robert J. McCormack (provided that he is then employed as an executive officer of either Omega or Omega Bank) and three other directors of SunBank (each, a “SunBank Director”), as mutually agreed by Omega and the directors of SunBank immediately prior to the effectiveness of such merger, to serve on the Board of Directors of Surviving Bank until the next election of directors of Surviving Bank. The Board of Directors of Surviving Bank shall recommend, subject to its fiduciary duties, the nomination of each SunBank Director for election as a director of Surviving Bank for three additional terms of one year each after such SunBank Director’s initial term expires. If one or more SunBank Director is unable or unwilling to serve as a member of Surviving Bank’s Board of Directors, such person shall be replaced by another person who was a director of SunBank immediately prior to the Effective Time, as mutually selected by Omega and the directors of SunBank immediately prior to the effectiveness of the merger of SunBank with Omega Bank (or any other Omega Subsidiary). All directors described in this Section 1.2(d)(ii) shall be entitled to the same fees and benefits as other directors of Surviving Bank, but no director of Surviving Bank shall be entitled to receive any directors fees while an employee of Surviving Bank.

      (e) Fees. All directors described in Sections 1.2(c) shall be entitled to the same fees and benefits as other directors of Omega, but no director of Omega shall be entitled to receive any directors fees while an employee of Omega.

      (f) Name. The name of the Surviving Corporation following the Merger shall be “Omega Financial Corporation.”

      1.3     Availability of Information. Promptly after the execution by the Parties of this Agreement, each Party shall provide to the other Party, its officers, employees, agents, and representatives, access, on reasonable notice and during customary business hours, to the books, records, properties and facilities of the Party and shall use its best efforts to cause its officers, employees, agents and representatives to cooperate with any of the reviewing Party’s reasonable requests for information.

      1.4     Anti-dilution Provisions. In the event Omega changes the number of shares of Omega Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization or any other distribution to shareholders of Omega, the Stock Merger Consideration shall be proportionately adjusted; provided, however, that no such adjustments shall be made for issuances of Omega Common Stock (a) under any benefit or compensatory plan of Omega or any Omega Subsidiary, or (b) as consideration in connection with an acquisition of a controlling interest in any Person (by merger, business combination or otherwise), or all or a portion of a Person’s business or assets by Omega or any Omega Subsidiary.

ARTICLE 2

DESCRIPTION OF TRANSACTION

      2.1     Terms of the Merger.

      (a) Satisfaction of Conditions to Closing. After the transactions contemplated herein have been approved by the shareholders of Omega and Sun and each other condition to the obligations of the Parties hereto, other than those conditions which are to be satisfied by delivery of documents by either Party to the other Party, has been satisfied or, if lawfully permitted, waived by the Party entitled to the benefits thereof, the Closing will be held on the date and at the time of day and place referred to in this Agreement. At the Closing, the Parties shall deliver the certificates, letters and opinions which constitute conditions to effecting the Merger and each Party will provide the other Party with such proof or indication of satisfaction of the conditions to the obligations of such other Party to consummate the Merger as such other Party may reasonably require. If all conditions to the obligations of each Party shall have been satisfied or lawfully waived by the Party entitled to the benefits thereof, the Parties shall, at the Closing, duly execute the Articles of Merger and such other documents as are required to be filed with the Secretary of State of the Commonwealth of Pennsylvania to effect the Merger, and promptly thereafter Sun and Omega shall take all steps necessary or desirable to consummate the Merger in accordance with all Applicable Laws. The Parties shall thereupon take such other and further actions as may be required by Applicable Law or this Agreement to consummate the transactions contemplated herein.

      (b) Effective Time. Upon the satisfaction of all conditions to Closing set forth herein, the Merger shall become effective on the date and at the time of filing of the Articles of Merger with the Secretary of State of the Commonwealth of Pennsylvania or at such later date and/or time as may be agreed upon by the Parties and set forth in the Articles of Merger so filed.

      2.2     Conversion of Stock.

      (a) Consideration. At the Effective Time, each share of Sun Common Stock then issued and outstanding (other than shares held directly or indirectly by Omega, excluding shares held in a fiduciary capacity or in satisfaction of a debt previously contracted) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and represent the right to receive from Omega the Cash Merger Consideration and/or Stock Merger Consideration of Omega constituting the Per Share Merger Consideration; provided, however, that any shares of Sun Common Stock that are owned by any trust created under Sun’s Defined Contribution Plan or any other benefit plan and that have not been contributed or awarded to employees or directors at the Effective Time shall be canceled and no payment therefor shall be made. Omega covenants and agrees to pay the Cash Merger Consideration and the Stock Merger Consideration, as applicable, to Sun Shareholders, subject to the satisfaction of the conditions set forth in this Agreement. As of the Effective Time, each share of the Sun Common Stock held directly or indirectly by Omega, excluding shares held in a fiduciary capacity or in satisfaction of a debt previously contracted, shall be canceled, retired and cease to exist, and no exchange or payment shall be made with respect thereto.

      (b) Cash or Stock Merger Consideration. Each Sun Shareholder shall have the right to elect to receive the Cash Merger Consideration or the Stock Merger Consideration as to each share of Sun Common Stock owned by such shareholder, subject however to the election, allocation, adjustment and proration procedures set forth below.

      (c) Fractional Shares. Fractional shares of Omega Common Stock shall not be issued and each holder of Sun Common Stock who would otherwise be entitled to receive any such fractional shares (taking into account all share amounts to which such holder is otherwise entitled hereunder) shall receive cash (without interest) in lieu thereof in an amount equal to the fraction of the share of Omega Common

Stock to which such holder would otherwise be entitled multiplied by the Determination Price. No Person entitled to receive a fractional share of Omega Common Stock will be entitled to dividends, voting rights or any other rights of a shareholder of Omega with respect to such fractional share.

      (d) Treatment of Options.

(i) At the Effective Time, each holder of an option (collectively, “Sun Options”) to purchase shares of Sun Common Stock that (i) is outstanding at the Effective Time, (ii) has been granted pursuant to Sun’s 1998 Stock Incentive Plan or 1998 Independent Directors Stock Option Plan or the Sentry Plans; and (iii) would otherwise survive the Effective Time shall be entitled to receive, in substitution for such Sun Option, an option to acquire shares of Omega Common Stock on the terms set forth below (each Sun Option as substituted, an “Omega Option”).

(ii) An Omega Option shall be a stock option to acquire shares of Omega Common Stock with the following terms: (i) the number of shares of Omega Common Stock which may be acquired pursuant to such Omega Option shall be equal to the product of the number of shares of Sun Common Stock covered by the corresponding Sun Option multiplied by 0.664, provided that any fractional share of Omega Common Stock resulting from such multiplication shall be rounded down to the nearest whole share; (ii) the exercise price per share of Omega Common Stock issuable upon exercise of the Omega Option shall be equal to the exercise price of the corresponding Sun Option immediately prior to the conversion thereof to an Omega Option, divided by 0.664, provided that such exercise price shall be rounded down to the nearest whole cent; (iii) the duration and other terms of such Omega Option shall be identical to the duration and other terms of the corresponding Sun Option immediately prior to the conversion thereof to an Omega Option, except that all references to Sun shall be deemed to be references to Omega and its affiliates, where the context so requires and shall remain exercisable until the stated expiration date of the corresponding Sun Option; (iv) Omega shall assume such Sun Option, whether vested or not vested, as contemplated by the Code; and (v) to the extent Sun Options qualify as incentive stock options under Section 422 of the Code, the Omega Options exchanged therefor shall also so qualify.

(iii) On or within 15 days after the Effective Time, Omega shall take appropriate action to reserve for issuance and, if not previously registered pursuant to the Securities Act, register the number of shares of Omega Common Stock necessary to satisfy Omega’s obligations with respect to the issuance of Omega Common Stock pursuant to the exercise of Omega Options.

      (e) Calculation Schedule. The calculations of the respective amounts of cash and Omega Common Stock payable and issuable pursuant to the terms of this Agreement shall be calculated by the Exchange Agent and approved by Omega and Sun as soon as practicable and no later than the Effective Time.

      2.3     Election and Allocation Procedures.

      (a) Election by Sun Shareholders. Subject to and in accordance with the allocation and election procedures set forth herein, each Sun Shareholder shall, prior to the Election Deadline, specify (i) the number of whole shares of Sun Common Stock held by such Shareholder as to which such Shareholder shall desire to receive the Cash Merger Consideration, and (ii) the number of whole shares of Sun Common Stock held by such Shareholder as to which such Shareholder shall desire to receive the Stock Merger Consideration.

      (b) Allocation of Cash and Stock. Notwithstanding anything herein to the contrary, and after taking into consideration cash paid in lieu of fractional shares, and after excluding shares for which no consideration is payable as described in Section 2.2(a), 80% of the outstanding Sun Common Stock shall be exchanged for Omega Common Stock and all remaining outstanding Sun Common Stock shall be converted into the right to receive cash. Such result shall be accomplished through the following adjustments to the elections made by Sun Shareholders, and by giving due consideration to cash payments for fractional shares:

(1) If the number of Cash Election Shares is in excess of 20% of the Aggregate Shares, then (i) Non-Electing Shares shall be deemed to be Stock Election Shares, and (ii)(A) Cash Election Shares of each Sun Shareholder who made the Cash Election shall be reduced pro rata by multiplying the number of Cash Election Shares of such Sun Shareholder by a fraction, the numerator of which is the number of shares of Sun Common Stock equal to 20% of the Aggregate Shares, and the denominator of which is the aggregate number of Cash Election Shares of all Sun Shareholders, and (B) the shares of such Sun Shareholder representing the difference between such Sun Shareholder’s initial Cash Election Shares and such Sun Shareholder’s reduced Cash Election Shares pursuant to clause (A) shall be converted into and be deemed to be Stock Election Shares.

(2) If the number of Stock Election Shares is in excess of 80% of the Aggregate Shares, then (i) Non-Electing Shares shall be deemed to be Cash Election Shares and (ii) (A) Stock Election Shares of each Sun Shareholder shall be reduced pro rata by multiplying the number of Stock Election Shares of such Sun Shareholder by a fraction, the numerator of which is the number of shares of Sun Common Stock equal to 80% of the Aggregate Shares and the denominator of which is the aggregate number of Stock Election Shares of all Sun Shareholders, and (B) the shares of such Sun Shareholder representing the difference between such Sun Shareholder’s initial Stock Election Shares and such Sun Shareholder’s reduced Stock Election Shares pursuant to clause (A) shall be converted into and be deemed to be Cash Election Shares.

(3) If the number of Cash Election Shares is less than 20% of the Aggregate Shares and the number of Stock Election Shares is less than 80% of the Aggregate Shares, then (i) there shall be no adjustment to the elections made by electing Sun Shareholders, and (ii) Non-Electing Shares of each Sun Shareholder shall be treated as Stock Elections Shares and/or as Cash Election Shares in proportion to the respective amounts by which the Cash Election Shares and the Stock Election Shares are less than the 20% and 80% limits, respectively.

      (c) Receipt of Payment. After taking into account the foregoing adjustment provisions, each Cash Election Share (including those deemed to be Cash Election Shares) shall receive in the Merger the Cash Merger Consideration pursuant to Section 2.5 and each Stock Election Share (including those deemed to be Stock Election Shares) shall receive in the Merger the Stock Merger Consideration (and cash in lieu of fractional shares) pursuant to Section 2.5.

      2.4     Election Procedures.

      (a) The Election Form shall be distributed to each Sun Shareholder at such time as Sun and Omega shall determine and shall specify the Election Deadline.

      (b) Elections shall be made by Sun Shareholders by mailing to the Exchange Agent a completed Election Form. To be effective, an Election Form must be properly completed, signed and submitted to the Exchange Agent accompanied by certificates representing the shares of Sun Common Stock as to which the election is being made (or by an appropriate guaranty of delivery by a commercial bank or trust company in the United States or a member of a registered national security exchange or the National Association of Securities Dealers, Inc.), or by evidence that such certificates have been lost, stolen or destroyed accompanied by such security or indemnity as shall reasonably be requested by Omega. An Election Form and accompanying share certificates must be received by the Exchange Agent by the close of business on the Election Deadline. An election may be changed or revoked but only by written notice received by the Exchange Agent prior to the Election Deadline including, in the case of a change, a properly completed revised Election Form.

      (c) Omega, or the Exchange Agent if so designated by Omega, shall determine in the reasonable exercise of discretion, whether the Election Forms have been properly completed, signed and submitted or changed or revoked and may disregard immaterial defects in Election Forms. Omega or the Exchange Agent, as applicable, will notify the applicable Sun Shareholders of any defect in an Election Form by regular United States mail or such other method of notice which can reasonably be expected to be at least as prompt as notice by regular United States mail.

      (d) For the purposes hereof, a Sun Shareholder who does not submit an effective Election Form to the Exchange Agent prior to the Election Deadline shall be deemed to have made a Non-Election.

      (e) In the event that this Agreement is terminated pursuant to the provisions hereof and any certificates for shares have been transmitted to the Exchange Agent pursuant to the provisions hereof, Omega and Sun shall cause the Exchange Agent to return such certificates to the Person submitting the same promptly after such termination.

      2.5     Mechanics of Payment of Consideration.

      (a) Payment of the Merger Consideration. Omega shall deposit with the Exchange Agent sufficient certificates representing Omega Common Stock and sufficient cash to enable the Exchange Agent to distribute the Aggregate Consideration as determined pursuant to this Agreement. Within three business days after the Effective Time, the Exchange Agent shall distribute, to all Sun Shareholders who have properly submitted Election Forms together with their share certificates or proper proofs with respect to lost certificates, the Cash Merger Consideration and the Stock Merger Consideration to which each such Sun Shareholder is entitled. Within five business days after receiving properly completed Shareholder Materials, as set forth in Section 2.5(b), from any Sun Shareholder who made a Non-Election, the Exchange Agent shall likewise distribute to such Sun Shareholder the Cash Merger Consideration or Stock Merger Consideration, or a combination of both, which such Sun Shareholder is entitled to receive pursuant to this Agreement.

      (b) Submission Procedures for Non-Electing Shares. Within five business days after the Effective Time, the Exchange Agent shall send the Shareholder Materials to each Sun Shareholder who has made a Non-Election. All Shareholder Materials shall be sent by first class United States mail to such Sun Shareholders at the addresses set forth on the official shareholder records of Sun. Omega shall also make appropriate provisions with the Exchange Agent to enable Sun Shareholders to obtain the Shareholder Materials from, and to deliver the certificates formerly representing shares of Sun Common Stock to, the Exchange Agent in person, commencing on or not later than the second business day following the Effective Time. Upon receipt of the appropriate Shareholder Materials, together with the certificates formerly evidencing and representing all of the shares of Sun Common Stock which were validly held of record by such Sun Shareholder, the Exchange Agent shall take prompt action to process such certificates formerly evidencing and representing shares of Sun Common Stock received by it (including the prompt return of any defective submissions with instructions as to those actions which may be necessary to remedy any defects) and to mail to the Sun Shareholders in exchange for the certificate(s) surrendered by them, the consideration to be issued or paid for such Sun Shareholder’s shares pursuant to the terms hereof.

      (c) Rights Appurtenant to Certificates Lost Certificates. After the Effective Time and until properly surrendered to the Exchange Agent, each outstanding certificate or certificates which formerly evidenced and represented Sun Common Stock shall be deemed for all purposes to represent and evidence only the right to receive the aggregate Cash Merger Consideration or aggregate Stock Merger Consideration into which such Sun Common Stock was converted. The aggregate Cash Merger Consideration or aggregate Stock Merger Consideration shall not be paid to the record holder of any Sun Common Stock until the certificate therefor is surrendered in the manner required. Each Sun Shareholder will be responsible for all federal, state and local taxes which may be incurred by him or her on account of his or her receipt of the consideration to be paid in the Merger. A Sun Shareholder whose certificate(s) have been lost or destroyed may nevertheless, subject to the provisions of this Article, receive the aggregate Cash Merger Consideration or aggregate Stock Merger Consideration to which such Sun Shareholder is entitled, provided that such Sun Shareholder must first deliver to Omega or to the Exchange Agent: (i) a sworn statement certifying such loss or destruction and specifying the circumstances thereof, and (ii) a lost instrument bond in form satisfactory to Omega and the Exchange Agent which has been duly executed by a corporate surety satisfactory to Omega and the Exchange Agent, indemnifying the Surviving Corporation, Omega, the Exchange Agent (and their respective successors) to their satisfaction against any loss or expense which any of them may incur as a result of such lost or destroyed certificates being presented. Any costs or expenses which may arise from such replacement procedure, including the premium on the lost instrument bond, shall be paid by the Sun Shareholder.

      (d) Stock Transfer Books. At the Effective Time, the stock transfer books of Sun shall be closed and no transfer of shares of Sun Common Stock shall be made thereafter.

      (e) Right to Receive Dividends on Omega Common Stock. Each Sun Shareholder who is entitled to receive the Stock Merger Consideration shall be entitled, to the same extent as other holders of Omega Common Stock, to payments of dividends, if any, on Omega Common Stock if the record date for such dividend is on or after the Closing Date; provided, however, that such dividends shall be paid, without interest, only after the Sun Shareholder submits his or her certificate for Sun Common Stock pursuant to Sections 2.4(b) or 2.5(b) or complies with the requirements of Section 2.5(c) with respect to lost stock certificates. All dividends not paid on the dividend payment date pursuant to this Section shall be paid by Omega to the Exchange Agent, which shall remit them to the applicable shareholder upon satisfaction of the conditions set forth in this Section 2.5(e).

      2.6     Time and Place of Closing. Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to Section 8.1, and subject to the satisfaction or waiver of the conditions set forth in Article 7, the Closing will take place at 10:00 a.m. on the Closing Date, at Omega’s corporate offices in State College, Pennsylvania, unless another date, time or place is agreed to in writing by the parties hereto.

      2.7     Voting Agreements. As a material inducement for Omega entering into this Agreement, simultaneously with the execution of this Agreement by the Parties, each director and executive officer of Sun shall enter into a Voting Agreement.

      2.8     Reservation of Shares. Omega agrees that, prior to the Effective Time, it will take appropriate action to reserve a sufficient number of authorized but unissued shares of Omega Common Stock to be issued as Stock Merger Consideration in accordance with this Agreement.

      2.9     Certain Actions Relating to Rule 16b-3. Prior to the Effective Time, Omega and Sun shall take all such steps as may be required to cause any dispositions of shares of SunCommon Stock (including derivative securities with respect to such shares) resulting from the transactions contemplated by Article 2 of this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Sun to be exempt under Rule 16b-3 promulgated under the Exchange Act.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF SUN

      Except as otherwise disclosed in one or more schedules numbered to correspond to the following Sections of Article 3, and delivered concurrently with this Agreement, both as of the date hereof and as of the Effective Time, Sun hereby represents and warrants to Omega as follows:

      3.1     Organization and Qualification of Sun and Sun Subsidiaries.

      (a) Sun is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania and (i) has all requisite corporate power and authority to own, operate and lease its properties and assets and to carry on its business as it is currently being conducted; (ii) is in good standing and is duly qualified and licensed to conduct business in each jurisdiction where the character of its properties owned or held under lease or the nature of its business is such that a failure to be so qualified or licensed would have, individually or in the aggregate, a Material Adverse Effect; and (iii) is a financial holding company under the regulations of the FRB.

      (b) SunBank is a Pennsylvania state-chartered, non-member bank, duly organized, validly existing and in good standing under the laws of the appropriate jurisdiction in which it was organized and engages only in activities (and holds properties and assets only of the types) permitted by the laws of the

Commonwealth of Pennsylvania, the United States, the rules and regulations promulgated by the Banking Department and the FDIC for insured depository institutions. SunBank’s deposit accounts are insured by the Bank Insurance Fund or Savings Association Insurance Fund as administered by the FDIC to the fullest extent permitted under Applicable Law, and all premiums and assessments required to be paid in connection therewith have been paid when due. SunBank is the sole banking Subsidiary of Sun.

      (c) Section 3.1(c) of the Sun Schedule specifically identifies each Subsidiary of Sun and its jurisdiction of formation. Each Sun Subsidiary (other than SunBank) is duly organized, validly existing and in good standing under the laws of the appropriate jurisdiction in which it is incorporated or organized and (i) has all requisite corporate power and authority to own, operate and lease its properties and assets and to carry on its business as it is currently being conducted; and (ii) is in good standing and is duly qualified and licensed to conduct business in each jurisdiction where the character of its properties owned or held under lease or the nature of its business is such that a failure to be so qualified or licensed would have, individually or in the aggregate, a Material Adverse Effect.

      3.2     Authorization, Execution and Delivery; Agreement Not in Breach

      (a) Sun has all requisite corporate power and authority to execute and deliver this Agreement and, subject to the approval of Sun Shareholders and the Banking Approvals, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the proposed transactions have been duly authorized by the requisite vote of Sun’s Board of Directors and no other corporate proceedings of the part of Sun or any Sun Subsidiary are necessary to authorize the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for the approval of the holders of Sun Common Stock entitled to vote thereon. This Agreement and all other agreements and instruments herein contemplated to be executed by Sun have been (or upon execution will have been) duly executed and delivered by Sun and constitute (or upon execution will constitute) legal, valid and enforceable obligations of Sun, subject, as to enforceability, to applicable bankruptcy, insolvency, receivership, conservatorship, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and to the application of equitable principles.

      (b) The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby, and the fulfillment of the terms hereof will not result in a material violation or material breach of any of the terms or provisions of, or constitute a material default under (or an event which, with the passage of time or the giving of notice, or both, would constitute such a default under), or conflict with, or permit the acceleration of, any material obligation under, any mortgage, lease, covenant, agreement, indenture or other instrument to which Sun or any Sun Subsidiary is a party or by which any of them or their respective properties or assets is bound, the Charter Documents of Sun or any Sun Subsidiary; or any judgment, decree, order, regulatory letter of understanding or award of any Governmental Authority by which Sun or any Sun Subsidiary, or their respective properties or assets, is bound, or any material Consent, permit, concession, grant, franchise, license, law, statute, ordinance, rule or regulation applicable to Sun or any Sun Subsidiary or the properties or assets of any of them; or result in the creation of any material lien, claim, security interest, encumbrance, charge, restriction or right of any third party of any kind whatsoever upon the properties or assets of Sun or any Sun Subsidiary; except that the approval of Sun Shareholders and the Banking Approvals must be obtained in order for Sun to consummate the Merger.

      3.3     No Legal Bar. Neither Sun nor any Sun Subsidiary is a party to, or subject to or bound by, any agreement, judgment, order, letter of understanding, writ, prohibition, injunction or decree of any Governmental Authority, or any Applicable Law which would prevent the execution of this Agreement by Sun, the delivery hereof to Omega or the consummation of the transactions contemplated hereby (except for such laws as require that the approval of Sun Shareholders and the Banking Approvals be obtained), and no Proceeding is pending against Sun or any Sun Subsidiary in which the validity of this Agreement, any of the transactions contemplated hereby or any action which has been taken by either of the Parties in connection herewith, or, in connection with any of the transactions contemplated hereby, is at issue.

      3.4     Consents and Approvals. Except for (a) the Banking Approvals, (b) the filing with the SEC and declaration of effectiveness by the SEC of the Registration Statement, (c) the approval of this Agreement by the requisite vote of the shareholders of Omega and Sun, (d) the approval of the listing of Omega Common Stock to be issued in the Merger on the NASDAQ National Market, (e) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Omega Common Stock pursuant to this Agreement and (f) such Consents as may be set forth in Section 3.4 of the Sun Schedule, no Consents of any Governmental Authority or any other third Person are necessary in connection with the execution and delivery by Sun of this Agreement or the consummation by Sun of the Merger and the other transactions contemplated hereby, except where the failure to obtain such Consents would not reasonably be expected to have a Material Adverse Effect.

      3.5     Licenses, Franchises and Permits. Sun and each Sun Subsidiary holds all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses, except where the failure to hold such licenses, franchises, permits and authorizations would not reasonably be expected to have a Material Adverse Effect. All of such licenses, franchises, permits and authorizations are in full force and effect and are transferable to a successor to Sun or any Sun Subsidiary in connection with or subsequent to the Closing of the transactions contemplated herein without any Consent, other than the Banking Approvals, subject to the legal right and authority of such successor to engage in the activities licensed, franchised, permitted or authorized thereby and except where the failure of such licenses, franchises, permits and authorizations to be in full force and effect and transferable to a successor to Sun or a Sun Subsidiary would not reasonably be expected to have a Material Adverse Effect. Neither Sun nor any Sun Subsidiary has received notice of any Proceeding for the suspension or revocation of any such license, franchise, permit, or authorization and no such Proceeding is pending or, to Sun’s knowledge, has been threatened by any Governmental Authority.

      3.6     Charter Documents. Sun has provided to Omega true, correct and complete copies of the Charter Documents of Sun and each Sun Subsidiary.

      3.7     Sun Financial Statements. Except as disclosed on Section 3.7 of the Sun Schedule, the consolidated statements of financial condition contained in the Sun Financial Statements fairly present the consolidated financial condition of Sun and the Sun Subsidiaries as of the respective dates set forth therein, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows in the Sun Financial Statements fairly present the results of the consolidated operations, changes in shareholders’ equity and cash flows of Sun and the Sun Subsidiaries for the respective periods or as of the respective dates set forth therein, in each case in conformity with GAAP consistently applied, it being understood that Sun’s interim financial statements are not audited, not prepared with related notes and are subject to normal year-end adjustments.

      3.8     Absence of Certain Changes. Except as disclosed on Section 3.8 of the Sun Schedule and provided for or contemplated in this Agreement, since the Balance Sheet Date there has not been:

(a) any material transaction by Sun or any Sun Subsidiary other than in the ordinary course of business and in conformity with past practice;

(b) a change in the business, property, assets (including loan portfolios), liabilities (whether absolute, accrued, contingent or otherwise), operations, liquidity, income, condition or net worth of Sun or any Sun Subsidiary that has had, or would reasonably be expected to have, a Material Adverse Effect;

(c) any damage, destruction or loss, whether or not covered by insurance, which has had or may have a Material Adverse Effect;

(d) any acquisition or disposition by Sun or any Sun Subsidiary of any property or asset, whether real or personal, having a fair market value, singularly or in the aggregate, in an amount greater than $100,000, other than acquisitions or dispositions made in the ordinary course of business;

(e) any mortgage, pledge or subjection to lien, charge or encumbrance of any kind on any of the respective properties or assets of Sun or any Sun Subsidiary, except to secure extensions of credit in the ordinary course of business and in conformity with past practice (pledges of and liens on assets to secure Federal Home Loan Bank or Federal Reserve Bank advances being deemed both in the ordinary course of business and consistent with past practice);

(f) any amendment, modification or termination of any contract or agreement (other than contracts or agreements related to loans made by SunBank) in excess of $75,000, relating to Sun or any Sun Subsidiary, or to which any Sun or any Sun Subsidiary is a party, which would reasonably be expected to have a Material Adverse Effect;

(g) any increase in, or commitment to increase, the compensation payable or to become payable to any officer, director, employee or agent of Sun or any Sun Subsidiary, or any bonus payment, stock option award, restricted stock award or similar arrangement made to or with any of such officers, directors, employees or agents, other than routine increases made in the ordinary course of business and consistent with past practice and not exceeding the lesser of five percent (5%) per annum or $15,000 for any of them individually;

(h) any incurring of, assumption of, or taking of, by Sun or any Sun Subsidiary, any property subject to, any liability in excess of $75,000, except for liabilities incurred or assumed or property taken subsequent to the Balance Sheet Date in the ordinary course of business and in conformity with past practice; or

(i) any material alteration in the manner of keeping the books, accounts or records of Sun or any Sun Subsidiary, or in the accounting policies or practices therein reflected.

      3.9     Deposits. None of the SunBank deposits (consisting of certificates of deposit, savings accounts, NOW accounts, money market accounts and checking accounts), is a brokered deposit.

      3.10     Properties. Section 3.10 of the Sun Schedule contains a true and complete list of all material Sun Real Property. Except as adequately reserved against in the Sun Financial Statements or disposed of since the Balance Sheet Date in the ordinary course of business, Sun and each Sun Subsidiary has good and marketable title, free and clear of all material liens, encumbrances, charges, defaults, or equities of whatever character to all of the material properties and assets, real or personal, reflected in the Sun Financial Statements as being owned by Sun or any Sun Subsidiary as of the dates thereof. All buildings, and all fixtures, equipment, and other property and assets that are material to the business of Sun and the Sun Subsidiaries on a consolidated basis, held under leases or subleases by Sun or any Sun Subsidiary, are held under valid instruments enforceable in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other laws affecting the enforcement of creditors’ rights generally, or by equitable principles), and neither Sun nor any Sun Subsidiary nor, to Sun’s knowledge, any other party thereto is in material breach or material default thereunder.

      3.11     Intellectual Property. Section 3.11 of the Sun Schedule contains a true and complete list of all material Sun Intellectual Property. Either Sun or one of the Sun Subsidiaries own or have a valid license to use all Sun Intellectual Property, free and clear of all liens, encumbrances, royalty or other payment obligations (except for royalties or payments with respect to off-the-shelf Software at standard commercial rates). Sun Intellectual Property constitutes all of the Intellectual Property necessary to carry on the business of Sun and the Sun Subsidiaries as currently conducted, except where the failure to have such property would not reasonably be expected to have a Material Adverse Effect. The Sun Intellectual Property is valid and has not been cancelled, forfeited, expired or abandoned, and neither Sun nor any Sun Subsidiary has received any notice challenging the validity or enforceability of Sun Intellectual Property, other than as would not reasonably be expected to have a Material Adverse Effect. To Sun’s knowledge, the conduct of the business of Sun and the Sun Subsidiaries does not violate, misappropriate or infringe upon the Intellectual Property rights of any third Person. The consummation of the transactions contemplated by this Agreement will not result in the material loss or material impairment of the right of

Sun or any Sun Subsidiary to own or use any of the Sun Intellectual Property, and the Surviving Company and its Subsidiaries will have substantially the same rights to own or use the Sun Intellectual Property following the consummation of such transactions as Sun and the Sun Subsidiaries had prior to the consummation of such transactions, except such rights as would not reasonably be expected to have a Material Adverse Effect.

      3.12     Condition of Fixed Assets and Equipment. Section 3.12 of the Sun Schedule contains a list of all material fixed assets and equipment used in the conduct of the business of Sun and the Sun Subsidiaries as of the Balance Sheet Date. Each such item of fixed assets and equipment having a net book value in excess of $75,000 is, to Sun’s knowledge, in good operating condition and repair, normal wear and tear excepted.

      3.13     Tax Matters.

      (a) All federal, state and local Tax Returns required to be filed by or on behalf of Sun or any Sun Subsidiary have been timely filed, or Sun or any applicable Sun Subsidiary has received an appropriate extension therefor. All Tax Returns filed are, and the information contained therein is, complete and accurate in all material respects. All Tax obligations reflected in such returns have been timely paid. Except as described in Section 3.13(a) of the Sun Schedule, neither Sun nor any Sun Subsidiary is currently the beneficiary of any extension of time within which to file any Tax Return. As of the date of this Agreement, there is no audit examination, deficiency, or refund litigation or matter in controversy with respect to any Taxes that might reasonably be expected to result in a determination materially adverse to Sun or any Sun Subsidiary except as fully reserved for in the Sun Financial Statements. All Taxes, interest, additions, and penalties due with respect to completed and settled examinations or concluded litigation have been paid;

      (b) Neither Sun nor any Sun Subsidiary has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due that is currently in effect;

      (c) Adequate provision for any federal, state or local Taxes due or to become due by Sun or any Sun Subsidiary for all periods through and including December 31, 2003, has been made and is reflected on the December 31, 2003 financial statements included in Sun’s Report on Form 10-K for the period then ending, and has been and will continue to be made with respect to periods ending after December 31, 2003 on a basis consistent with its historic Tax accounting practices and GAAP;

      (d) Deferred taxes of Sun and each Sun Subsidiary have been and will be provided for in accordance with GAAP;

      (e) Neither the U.S. Internal Revenue Service nor any state, local or other taxing authority is now asserting or threatening to assert against Sun or any Sun Subsidiary any deficiency or claim for additional Taxes, or interest thereon or penalties in connection therewith. All income, payroll, withholding, property, excise, sales, use, franchise and transfer taxes, and all other Taxes, charges, fees, levies or other assessments, imposed upon Sun or any Sun Subsidiary by the United States or by any state, municipality, subdivision or instrumentality of the United States or by any other taxing authority, including all interest, penalties or additions attributable thereto, which are due and payable by Sun or any Sun Subsidiary, either have been paid in full or have been properly accrued and reflected in the Sun Financial Statements;

      (f) Except as set forth in Section 3.13(f) of the Sun Schedule, neither Sun nor any Sun Subsidiary has made any material payments, is obligated to make any material payments, or is a party to any agreement that under certain circumstances could obligate it to make any material payments that will not be deductible under Section 280G of the Code; and

      (g) Neither Sun nor any Sun Subsidiary (i) is a party to any Tax allocation or sharing agreement, (ii) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Sun), or (iii) has any Tax liability for any Person (other than Sun or any Sun Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise.

      3.14     Litigation. There is no Proceeding pending against Sun or any Sun Subsidiary, or to Sun’s knowledge, threatened against or affecting Sun or any Sun Subsidiary or any of their assets, that may, if decided against Sun or any Sun Subsidiary, have a Material Adverse Effect.

      3.15     Environmental Matters. To Sun’s knowledge, the Sun Real Property is and has been in compliance with all Environmental Laws, and there are no conditions existing currently which would subject Sun or any Sun Subsidiary to damages, penalties, injunctive relief or cleanup costs under any Environmental Laws or assertions thereof, or which require cleanup, removal, remedial action or other response pursuant to Environmental Laws by Sun or any Sun Subsidiary. Neither Sun nor any Sun Subsidiary is a party to any Proceeding relating to Environmental Laws, nor are any of them (either in their own capacity or as trustee or fiduciary) required to clean up, remove or take remedial or other responsive action due to the disposal, depositing, discharge, leaking or other release of any hazardous substances or materials. None of the Sun Real Property is, nor is Sun or any Sun Subsidiary, subject to any judgment, decree, order or citation related to or arising out of any Environmental Laws. No Consents, permits or licenses are required under Environmental Laws relative to the Sun Real Property. Neither Sun nor any Sun Subsidiary has stored, deposited, treated, recycled, used or disposed of any materials (including, without limitation, asbestos) on, under or at the Sun Real Property (or tanks or other facilities thereon containing such materials), which materials, if known to be present on the Sun Real Property or present in soils or ground water, would require cleanup, removal or some other remedial action under the Environmental Laws.

      3.16     Insurance. Section 3.16 of the Sun Schedule includes a complete list of all insurance policies (other than title insurance policies or insurance policies of which any Sun Subsidiary is a beneficiary incident to the making of individual loans) held by Sun or any Sun Subsidiary. There are no outstanding unresolved claims for losses under any such insurance policies. Sun and the Sun Subsidiaries have paid all amounts due and payable under any insurance policies and guaranties applicable to them and their assets and operations; all such insurance policies and guaranties are in full force and effect; and Sun, the Sun Subsidiaries and all of the Sun Real Estate and other material properties of Sun and the Sun Subsidiaries are insured against fire, casualty, theft, loss, and such other events against which it is customary to insure, all such insurance policies being in amounts that are adequate and are consistent with past practices and experience.

      3.17     Books and Records. The minute books of Sun and each Sun Subsidiary contain, in all material respects, accurate records of and fairly reflect all actions taken at all meetings and accurately reflect all other corporate action of the shareholders, owners, the boards of directors or other similar governing body, and each committee thereof. The books and records of Sun and each Sun Subsidiary fairly and accurately reflect the transactions to which they are or have been parties or by which their respective properties are subject or bound, and such books and records have been properly kept and maintained.

      3.18     Capitalization of Sun and the Sun Subsidiaries.

      (a) The authorized capital stock of Sun consists of 50,000,000 shares of common stock, no par value, 10,000,000 shares of preferred stock, no par value, and no other class of equity security. As of the date of this Agreement, 7,678,867 shares of Sun Common Stock were issued, of which 7,678,867 were outstanding and 0 were held in treasury. As of the date of this Agreement, Sun has not issued any shares of its preferred stock. Section 3.18 of the Sun Schedule sets forth the number of shares of Sun Common Stock authorized for issuance under Sun’s 1998 Stock Incentive Plan, 1998 Independent Directors Stock Option Plan and 1998 Employee Stock Purchase Plan and the Sentry Plans, the number of unawarded shares under each such plan, the number of awarded but unvested shares issued under each such plan and the number of awarded shares that are currently vested under each such plan. All of the outstanding Sun Common Stock is validly issued, fully-paid and nonassessable and has not been issued in violation of any preemptive rights of any Sun Shareholder. There are 468,251 validly issued, outstanding Sun Stock Options, 468,251 shares of which are either currently exercisable or will become exercisable upon or prior to the Merger, and there are no other options, rights, warrants, scrip or similar rights to purchase shares of

Sun Common Stock outstanding. Section 3.18 of the Sun Schedule contains a true and complete list of all outstanding stock options and awards under Sun’s 1998 Stock Incentive Plan, 1998 Independent Directors Stock Option Plan and 1998 Employee Stock Purchase Plan and the Sentry Plans, including the name of the optionee, the date of each grant, the expiration date of each grant, the price at which each option or award may be exercised and the number of shares for which the award or option is currently exercisable. There are no other outstanding securities or other obligations which are convertible into Sun Common Stock or into any other equity or debt security of Sun, and other than the Sun Stock Options, no outstanding options, warrants, rights, scrip, rights to subscribe to, calls or other commitments of any nature which would entitle the holder, upon exercise thereof, to be issued Sun Common Stock or any other equity or debt security of Sun. Accordingly, immediately prior to the Effective Time, there will be not more than 8,147,118 shares of Sun Common Stock issued and outstanding on a fully diluted basis (consisting of 7,678,867 shares currently outstanding plus 468,251 unexercised options which may be exercised).

      (b) Sun owns, directly or indirectly, all of the issued and outstanding shares of capital stock of each Sun Subsidiary, which shares are owned by Sun free and clear of all liens, charges, encumbrances or security interests of any kind whatsoever. All of the issued and outstanding shares of capital stock of the Sun Subsidiaries are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Except as set forth in Section 3.18(b) of the Sun Schedule, neither Sun nor any Sun Subsidiary has (i) any equity investments other than investments in wholly-owned Subsidiaries or (ii) any investments in real estate or real estate development projects, other than assets classified as “other real estate owned.” No Sun Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Sun Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Sun Subsidiary.

      3.19     Sole Agreement. With the exception of this Agreement, neither Sun, nor any Sun Subsidiary, is a party to any letter of intent or agreement to merge, to consolidate, to sell or purchase assets (other than in the normal course of its business) or, except as disclosed on Section 3.19 of the Sun Schedule, any other agreement which contemplates the involvement of Sun or any Sun Subsidiary (or any of their assets) in any business combination of any kind; or any agreement, contract, commitment, understanding or arrangement obligating Sun or any Sun Subsidiary to issue or sell or authorize the sale or transfer of any shares of capital stock of Sun or any Sun Subsidiary, except Sun Stock Options. There are no contracts, agreements, understandings or commitments relating to the right of Sun to vote or to dispose of any shares of capital stock of any Sun Subsidiary.

      3.20     Disclosure.

      (a) The information concerning, and representations and warranties made by, Sun set forth in this Agreement, or in the Sun Schedule, or in any document, statement, certificate or other writing furnished or to be furnished by or on behalf of Sun or any Sun Subsidiary to Omega pursuant hereto, do not and will not contain any untrue statement of a material fact or omit and will not omit to state a material fact required to be stated herein or therein which is necessary to make the statements and facts contained herein or therein, in light of the circumstances in which they were or are made, not false or misleading.

      (b) None of the information prepared by or on behalf of Sun or any Sun Subsidiary regarding any of them included or to be included in the Prospectus/ Proxy and any other documents to be filed with the SEC or any other Governmental Authority in connection with the transactions contemplated herein, will, at the respective times such documents are filed, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. All documents which Sun or any Sun Subsidiary is responsible for filing with the SEC or any other Governmental Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of Applicable Law, including applicable provisions of the Securities Laws. Without limiting the foregoing, at the time the Prospectus/ Proxy is mailed to Sun Shareholders and Omega Shareholders, and at all times subsequent to such mailing up to and including the date of the shareholders meetings at which the Merger and this Agreement will be presented for approval, the Registration Statement, with respect to all information relating to Sun or any Sun Subsidiary, (i) will comply in all material respects with the applicable provisions of the Securities Laws and (ii) will not contain any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact or omit to state any material fact necessary in order to make the statements made therein not false or misleading, or required to be stated therein or necessary to correct any statement made in an earlier communication with respect to such matters which have become false or misleading.

      (c) Copies of all documents heretofore or hereafter delivered or made available to Omega by or on behalf of Sun or any Sun Subsidiary pursuant hereto were or will be complete and accurate copies of such documents.

      3.21     Absence of Undisclosed Liabilities. To Sun’s knowledge, neither Sun nor any Sun Subsidiary has any obligation or liability that is material to the financial condition or operations of any of them, or that, when combined with all similar obligations or liabilities, would be material to their financial condition or operations (i) except as disclosed in the Sun Financial Statements delivered to Omega prior to the date of this Agreement, or (ii) except as contemplated under this Agreement. Except as disclosed on Section 3.21 of the Sun Schedule, since the Balance Sheet Date, neither Sun nor any Sun Subsidiary has incurred or paid any obligation or liability which would be material to the financial condition or operations of any of them, except for obligations paid in connection with transactions made by them in the ordinary course of their business consistent with past practices and Applicable Law.

      3.22     Allowance for Loan Losses.

      (a) The allowance for loan losses shown on the Sun Financial Statements is adequate in all material respects to provide for anticipated losses inherent in loans outstanding. Except as set forth on Section 3.22 of the Sun Schedule, as of the Balance Sheet Date, neither Sun nor any Sun Subsidiary has any loan which has been criticized, designated or classified by Sun’s management, or by regulatory examiners representing any Governmental Authority or by Sun’s independent auditors as “Special Mention,” “Substandard,” “Doubtful”, “Loss” or as a “Potential Problem Loan.”

      (b) The allowance for losses in real estate owned, if any, shown on the Sun Financial Statements is or will be adequate in all material respects to provide for anticipated losses inherent in real estate owned by Sun or any Sun Subsidiary and the net book value of real estate owned as shown on the most recent balance sheet included in the Sun Financial Statements is the fair value of the real estate owned in accordance with Statement of Position 92-3.

      (c) True, complete and materially correct copies of reports containing the following information with respect to any loan or account of Sun or any Sun Subsidiary, as of March 31, 2004, are attached to Section 3.22 of the Sun Schedule: (i) Delinquency, (ii) Non-Accrual, (iii) OREO (Other real estate owned), (iv) Repossessed Assets, (v) Watch List/ Adversely Classified Accounts (i.e. loans or accounts classified by regulatory examiners representing any Governmental Authority or by Sun’s independent auditors as “Special Mention,” “Substandard,” “Doubtful”, “Loss” or “Potential Problem Loan”) and (vi) adequacy test for loan and lease losses.

      3.23     Loan Portfolio. With respect to each loan reflected as an asset on the most recent balance sheet included in the Sun Financial Statements with an aggregate principal balance equal to $750,000 or more (each, a “Loan”), to Sun’s knowledge:

(a) Enforceability. The note and any related mortgage, security agreement, pledge, assignment or other grant of collateral, and all guaranties thereof, are each legal, valid and binding obligations of the maker or obligor thereof, enforceable against such maker or obligor in accordance with their material terms.

(b) No Modification. Neither SunBank nor any prior holders of a Loan has modified any documents related to the Loan in any material respect or satisfied, canceled or subordinated any collateral for such Loan except as otherwise disclosed by documents in the applicable Loan file.

(c) Owner. SunBank is the sole holder of legal and beneficial title to each Loan (or, if the Loan is a participation loan as shown in the loan file, SunBank’s applicable participation interest), as applicable, and there has not been any assignment or pledge of any Loan (other than as security for Federal Home Loan Bank or Federal Reserve Bank advances).

(d) Documents. The note, mortgage, security agreement, guaranty and any other collateral documents, copies of which are included in the Loan files, are, in all material respects, true and correct copies of the documents they purport to be and have not been superseded, amended, modified, canceled or otherwise changed except as otherwise disclosed by documents in the applicable Loan file.

(e) Litigation. There is no Proceeding pending or, to Sun’s knowledge, threatened, relating to the Loan or any collateral for the Loan.

(f) Participation. With respect to each Loan held in the form of a participation, the participation documentation is legal, valid, binding and enforceable, and the interest in such Loan of SunBank created by such participation would not be a part of the insolvency estate of the Loan originator or other third party upon the insolvency thereof.

      3.24     Compliance with Laws.

      (a) Sun and each Sun Subsidiary is in compliance with all Applicable Laws, reporting and licensing requirements, and orders applicable to its business or employees (including, but not limited to, the Sarbanes-Oxley Act of 2002, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT ACT) Act of 2001, the Bank Secrecy Act, fair lending laws or other laws relating to discrimination, consumer disclosure and currency transaction reporting) the noncompliance, breach or violation of which would reasonably be expected to have a Material Adverse Effect, or which would reasonably be expected to subject Sun, SunBank or any other Sun Subsidiary or any of their directors or officers to civil money penalties; and

      (b) Neither Sun nor any Sun Subsidiary has received notification or communication from any Governmental Authorities, or the staff thereof (i) asserting that Sun or any Sun Subsidiary is not in compliance with any Applicable Law, which, as a result of such noncompliance, would reasonably be expected to have a Material Adverse Effect, (ii) threatening to revoke any Consent, license, franchise, permit, or governmental authorization which is material to the financial condition or operations of Sun or any Sun Subsidiary, or (iii) requiring Sun or any Sun Subsidiary to enter into a cease and desist order, consent, agreement, memorandum of understanding or similar arrangement.

      3.25     Employee and Director Benefit Plans.

      (a) Section 3.25 of the Sun Schedule lists (i) each pension, profit sharing, stock bonus, thrift, savings, employee stock ownership or other plan, program or arrangement, which constitutes an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA, which is maintained by Sun or any Sun Subsidiary or to which Sun or any Sun Subsidiary contribute, or are obligated to contribute, for the benefit of any current or former employee, officer, director, consultant or agent; (ii) each plan, program, agreement or arrangement for the provision of medical, surgical, or hospital care or benefits, benefits in the event of sickness, accident, disability, death, unemployment, severance, vacation, apprenticeship, day care, scholarship, prepaid legal services or other benefits which constitute an “employee welfare benefit plan” within the meaning of Section 3(1) of ERISA, which is maintained by Sun or any Sun Subsidiary or to which Sun or any Sun Subsidiary contribute, or are obligated to contribute, for the benefit of any current or former employee, officer, director, consultant or agent; and (iii) every other retirement or deferred compensation plan, bonus or incentive compensation plan or arrangement, stock option plan, stock purchase plan, severance or vacation pay arrangement, or other fringe benefit plan, program, agreement or arrangement through which Sun or any Sun Subsidiary provide benefits for or on behalf of any current or former employee, officer, director, consultant or agent, and, with respect to each such plan, the amounts contributed but not yet paid to participants or beneficiaries thereunder, and the amount of any contribution deficiencies with respect thereto.

      (b) To Sun’s knowledge, all of the plans, programs and arrangements described in Section 3.25 of the Sun Schedule (hereinafter referred to as the “Sun Benefit Plans”) are in material compliance with their provisions and with all applicable requirements of ERISA and all other Applicable Law, including the reporting and disclosure requirements of Part I of Title I of ERISA. Each of the Sun Benefit Plans that is intended to be a pension, profit sharing, stock bonus, thrift, savings or employee stock ownership plan that is qualified under Section 401(a) of the Code satisfies the applicable requirements of such provision in all material respects and there exist no circumstances that would adversely affect the qualified status of any such plan under that section, except with respect to any required retroactive amendment for which the remedial amendment period has not yet expired. Sun (or any applicable Sun Subsidiary) has submitted each such plan to the IRS for approval within the time prescribed therefor under applicable regulations and favorable letters of determination of such tax-qualified status from the IRS have been received and provided to Omega. To Sun’s knowledge, threatened Proceeding or audit against or relating to any Sun Benefit Plan and there is no reasonable basis for any material Proceedings or audits against any Sun Benefit Plan or its fiduciaries related to such plans. No Sun Benefit Plan (or Sun Benefit Plan fiduciary, in his capacity as such) has engaged in a non-exempt prohibited transaction (as defined in Section 406 of ERISA or Section 4975(c) of the Code) since the date on which said sections became applicable to such Plan. To Sun’s knowledge, there have been no acts or omissions by Sun or any Sun Subsidiary that have given rise to any material fines, penalties, taxes or related charges under ERISA or the Code, or that may give rise to any material fines, penalties, taxes or related damages under such laws for which Sun or any Sun Subsidiary may be liable. To Sun’s knowledge, all group health plans of Sun and any Sun Subsidiary, including any plans of current and former Affiliates of Sun or any Sun Subsidiary that must be taken into account under Section 4980B of the Code or Section 601 of ERISA or the requirements of any similar state law regarding insurance continuation, have been operated in material compliance with the group health plan continuation coverage requirements of Section 4980B of the Code, Sections 601 through 609 of ERISA and any similar state law to the extent such requirements are applicable. To Sun’s knowledge, all payments due from any Sun Benefit Plan (or from Sun with respect to any Sun Benefit Plan) have been made, and all amounts properly accrued to date as liabilities of Sun or any Sun Subsidiary that have not yet been paid have been properly recorded on the books of Sun and any applicable Sun Subsidiary.

      (c) Section 3.25 of the Sun Schedule contains a list of all plans which provide for compensation or benefits to directors of Sun or any Sun Subsidiary (other than Sun’s 1998 Stock Incentive Plan, 1998 Independent Directors Stock Option Plan and 1998 Employee Stock Purchase Plan, for which information is provided in Section 3.18 of the Sun Schedule) and a list of the liabilities owed to directors under the directors’ deferred compensation plans as of the Balance Sheet Date. All deferred amounts listed on such schedule have been fully accrued on the Sun Financial Statements.

      (d) True and correct copies and descriptions of all Sun Benefit Plans, all employees affected or covered by Sun Benefit Plans and all liabilities and obligations thereunder have been provided to Omega, which information shall be updated immediately prior to and as of the Closing Date. Sun has furnished Omega with a true and correct copy of the most current Form 5500, if required, and any other form or filing required to be submitted to any Governmental Authority with regard to any of the Sun Benefit Plans and the most current actuarial report with regard to any of the Sun Benefit Plans. To Sun’s knowledge, with respect to the Sun Benefit Plans, Sun will have made, on or prior to the Closing Date, all material payments required to be made (including those payments contemplated herein) on or prior to the Closing Date and will have accrued (in accordance with GAAP consistently applied) as of the Closing Date, all payments due but not yet payable as of the Closing Date. To Sun’s knowledge, there would be no material liability of Sun or any Sun Subsidiary under Title IV of ERISA if any of the Sun Benefit Plans were terminated as of the Closing Date. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any material payment (including, without limitation, any severance, unemployment compensation, “golden parachute” or similar payment) becoming due from Sun or any Sun Subsidiary, (ii) materially increase any benefits payable under any of the Sun Benefit Plans, or (iii) result in the material acceleration of the time of payment or vesting of any such benefits to any extent. No event has occurred or will occur which will result in liability to Sun or any Sun Subsidiary or by any other entity which, together with Sun or any Sun Subsidiary constitute elements of either (i) a controlled group of corporations (within the meaning of Section 414(b) of the Code), (ii) a group of trades or businesses under common control (within the meaning of Section 414(c) of the Code or 4001 of ERISA), (iii) an affiliated service group (within the meaning of Sections 414(m) of the Code), or (iv) another arrangement covered by Section 414(o) of the Code.

      3.26     Labor Relations.

      (a) (i) There is no labor strike, slowdown, stoppage or lockout actually pending or, to Sun’s knowledge, threatened against or affecting Sun or any Sun Subsidiary and during the past three years there has not been any such action; (ii) no union claims to represent the employees of Sun or any of Sun Subsidiaries; (iii) neither Sun nor any of Sun Subsidiaries is a party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association; (iv) none of the employees of Sun or any Sun Subsidiary is represented by any labor organization and Sun is not aware of any current union organizing activities among the employees of Sun or any Sun Subsidiary, nor does any question concerning representation exist concerning such employees; (v) there are no written personnel policies, rules or procedures applicable to employees of Sun or any Sun Subsidiary, other than those identified in Section 3.26(a) of Sun Schedule, true and correct copies of which have heretofore been delivered to Omega; (vi) there is no unfair labor practice charge or complaint against Sun or any Sun Subsidiary pending or, to Sun’s knowledge, threatened before the National Labor Relations Board or any similar state agency; and (vii) there is no grievance arising out of any collective bargaining agreement or other grievance procedure.

      (b) Within the last five years, neither Sun nor or any Sun Subsidiary has effectuated (i) a “plant closing” (as defined in the Worker Adjustment and Retraining Notification Act (the “WARN Act”)) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of Sun or any Sun Subsidiary; or (ii) a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of Sun or any Sun Subsidiary. No employee of Sun or any Sun Subsidiary has suffered an “employment loss” (as defined in the WARN Act) within the period 90 days prior to date of this Agreement.

      3.27     Material Contracts.

      (a) Section 3.27(a) of the Sun Schedule contains a true and complete list of all employment, severance or other written or oral contracts between Sun or any Sun Subsidiary and any individual employees or officers.

      (b) Neither Sun nor any Sun Subsidiary, nor any of their respective assets, businesses, or operations, is as of the date of this Agreement a party to, or bound or affected by, or receives benefits under, any contract or agreement or amendment thereto that requires annual payments to or from Sun or any Sun Subsidiary of more than $100,000 per year, other than as set forth in Section 3.27(a) or 3.27(b) of the Sun Schedule, and other than loans or commitments to lend in the ordinary course of business pursuant to which SunBank is a lender.

      3.28     Material Contract Defaults. Neither Sun nor any Sun Subsidiary is in default under any contract, agreement, commitment, arrangement, lease, insurance policy, or other instrument to which it is a party or by which its respective assets, business, or operations may be bound or affected or under which it or its respective assets, business, or operations receives benefits, and which default would reasonably be expected to have either individually or in the aggregate a Material Adverse Effect, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.

      3.29     Exchange Act and NASDAQ Listing.

      (a) The Sun Common Stock is registered with the SEC pursuant to the Exchange Act and Sun has timely filed with the SEC all material forms, reports, registrations, statements and certifications required by Applicable Law to be filed by Sun with the SEC, together with all required amendments thereto, which, taken as a whole, are true and correct in all material respects, and do not misstate a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

      (b) The outstanding shares of Sun Common Stock are quoted for trading on the NASDAQ National Market (under the symbol “SUBI”) and Sun has timely filed with the NASDAQ National Market all material forms, reports, registrations, statements and certifications required to be filed by Sun.

      3.30     Certain Regulatory Matters.

      (a) SunBank is a member of the Federal Home Loan Bank of Pittsburgh.

      (b) SunBank has not paid any dividends to Sun or any Affiliate thereof that (i) caused the regulatory capital of SunBank to be less than the amount then required by Applicable Law or (ii) exceeded any other limitation on the payment of dividends imposed by Applicable Law, agreement or regulatory policy.

      (c) SunBank has adopted policies and procedures designed to promote overall compliance with the Bank Secrecy Act (31 U.S.C. Section 5301), the Truth-in-Lending Act (15 U.S.C. Section 1601 et seq.), the Expedited Funds Availability Act (12 U.S.C. Section 4001) and the regulations adopted under each such act and have materially complied with the reporting requirements under the Bank Secrecy Act and the regulations thereunder.

      3.31     Disclosure Controls and Procedures. Since December 31, 2003, Sun and each Sun Subsidiary has had in place “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act) designed and maintained to ensure that (i) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, (ii) all information (both financial and non-financial) required to be disclosed by Sun or any Sun Subsidiary in the reports that it files or submits to the FDIC or the SEC is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the FDIC or the SEC and (iii) all such information is accumulated and communicated to management as appropriate to allow the Chief Executive Officer and Chief Financial Officer of Sun to make the certifications required under the Exchange Act with respect to such reports. None of Sun’s or any Sun Subsidiary’s records, systems, controls, data or information are recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of Sun or the applicable Sun Subsidiary or their accountants.

      3.32     Corporate Approval. The affirmative vote of 75% of the holders of outstanding Sun Common Stock entitled to vote is required to adopt this Agreement and approve the Merger and the other transactions contemplated hereby. No other vote of the shareholders of Sun is required by Applicable Law, the Charter Documents of Sun or otherwise to adopt this Agreement and approve the Merger and the other transactions contemplated hereby. Sun’s Board of Directors is (a) is aware of the Voting Agreement and (b) has approved the transactions contemplated by this Agreement such that the anti-takeover provisions of the PBCL will not apply to this Agreement or any of the transactions contemplated hereby. No “moratorium,” “control share,” “fair price” or other anti-takeover laws are applicable to the Merger or any of the other transactions contemplated by this Agreement.

      3.33     Broker’s and Finder’s Fees. Except for payments to Keefe, Bruyette & Woods as described in Section 3.33 of the Sun Schedule, neither Sun nor any Sun Subsidiary has any liability to any broker, finder, or similar agent, nor have any of them agreed to pay any broker’s fee, finder’s fee or commission, with respect hereto or to the transactions contemplated hereby.

      3.34     Delays. Sun is not aware of any matter that could prevent or delay the receipt of any Banking Approval or any other Consent required for the consummation of the transactions contemplated by this Agreement.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF OMEGA

      Except as otherwise disclosed in one or more schedules numbered to correspond to the following Sections of this Article 4, and delivered concurrently with this Agreement, both as of the date hereof and as of the Effective Time, Omega represents and warrants to Sun as follows:

      4.1     Organization and Qualification of Omega and Subsidiaries.

      (a) Omega is corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania and (i) has all requisite corporate power and authority to own, operate and lease its properties and assets and to carry on its business as it is currently being conducted; (ii) is in good standing and is duly qualified and licensed to conduct business in each jurisdiction where the character of its properties owned or held under lease or the nature of its business is such that a failure to be so qualified or licensed would have, individually or in the aggregate, a Material Adverse Effect; and (iii) is a registered bank holding company under the regulations of the FRB.

      (b) Omega Bank is a national bank, duly organized, validly existing and in good standing under the laws of the United States and engages only in activities (and holds properties and assets only of the types) permitted by the law of the United States and the regulations of the OCC. Omega Bank’s deposit accounts are insured by the Bank Insurance Fund as administered by the FDIC to the fullest extent permitted under Applicable Law, and all premiums and assessments required to be paid in connection therewith have been paid when due.

      (c) Omega’s annual report on Form 10K filed with the SEC for the fiscal year ending December 31, 2003 specifically identifies all material Subsidiaries of Omega. Each Omega Subsidiary (other than Omega Bank) is duly organized, validly existing and in good standing under the laws of the appropriate jurisdiction in which it is incorporated or organized and (i) has all requisite corporate power and authority to own, operate and lease its properties and assets and to carry on its business as it is currently being conducted; and (ii) is in good standing and is duly qualified and licensed to conduct business in each jurisdiction where the character of its properties owned or held under lease or the nature of its business is such that a failure to be so qualified or licensed would have, individually or in the aggregate, a Material Adverse Effect.

      4.2     Authorization, Execution and Delivery; Agreement Not in Breach.

      (a) Omega has all requisite corporate power and authority to execute and deliver this Agreement and, subject to the approval of shareholders of Omega and the Banking Approvals, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the proposed transactions have been duly authorized by the requisite vote of Omega’s Board of Directors and no other corporate proceedings on the part of Omega or any Omega Subsidiary are necessary to authorize the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for the approval of the holders of Omega Common Stock entitled to vote thereon. This Agreement and all other agreements and instruments herein contemplated to be executed by Omega have been (or upon execution will have been) duly executed and delivered by Omega and constitute (or upon execution will constitute) legal, valid and enforceable obligations of Omega, subject, as to enforceability, to applicable bankruptcy, insolvency, receivership, conservatorship, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and to the application of equitable principles.

      (b) The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby, and the fulfillment of the terms hereof will not result in a material violation or material breach of any of the terms or provisions of, or constitute a material default under (or an event which, with the passage of time or the giving of notice, or both, would constitute such a default under), or conflict with, or permit the acceleration of, any material obligation under, any mortgage, lease, covenant agreement, indenture or other instrument to which Omega or any Omega Subsidiary is a party or by which Omega or any Omega Subsidiary, or their respective properties or assets, is bound, the Charter Documents of Omega or any Omega Subsidiary; or any judgment, decree, order, regulatory letter of understanding or award of any Governmental Authority by which Omega or any Omega Subsidiary, or their respective properties or assets, is bound, or any material Consent, permit, concession, grant, franchise, license, law, statute, ordinance, rule or regulation applicable to Omega or any Omega Subsidiary or the properties or assets of any of them; or result in the creation of any material lien, claim, security interest, encumbrance, charge, restriction or right of any third arty of any kind whatsoever upon the properties or assets of Omega or any Omega Subsidiary, except that the approval of the shareholders of Omega and the Banking Approvals must be obtained for Omega to consummate the Merger.

      4.3     No Legal Bar. Neither Omega nor any Omega Subsidiary is a party to, or subject to or bound by, any agreement, judgment, order, letter of understanding, writ, prohibition, injunction or decree of any court or other Governmental Authority, or any Applicable Law which would prevent the execution of this Agreement by Omega, the delivery hereof to Sun or the consummation of the transactions contemplated hereby (except for such laws as require that the approval of the shareholders of Omega and the Banking Approvals be obtained), and no Proceeding is pending against Omega or any Omega Subsidiary in which the validity of this Agreement, any of the transactions contemplated hereby or any action which has been taken by either of the Parties in connection herewith, or, in connection with any of the transactions contemplated hereby, is at issue.

      4.4     Consents and Approvals. Except for (a) the Banking Approvals, (b) the filing with the SEC and declaration of effectiveness by the SEC of the Registration Statement, (c) the approval of this Agreement by the requisite vote of the shareholders of Omega and Sun, (d) the approval of the listing of Omega Common Stock to be issued in the Merger on the NASDAQ National Market, and (e) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Omega Common Stock pursuant to this Agreement, no Consents of any Governmental Authority or any other third Person are necessary in connection with the execution and delivery by Omega of this Agreement or the consummation by Omega of the Merger and the other transactions contemplated hereby, except where the failure to obtain such Consents would not reasonably be expected to have a Material Adverse Effect.

      4.5     Licenses, Franchises and Permits. Omega and each Omega Subsidiary holds all licenses, franchises, permits and authorizations necessary for the lawful conduct of its respective businesses, except where the failure to hold such licenses, franchises, permits and authorizations would not reasonably be expected to have a Material Adverse Effect. All of such licenses, franchises, permits and authorizations are in full force and effect and shall continue in effect subsequent to the Closing of the transactions contemplated herein without any Consent, other than the Banking Approvals, subject to the legal right and authority of such successor to engage in the activities licensed, franchised, permitted or authorized thereby and except where the failure of such licenses, franchises, permits and authorizations to be in full force and effect would not reasonably be expected to have a Material Adverse Effect. Neither Omega nor any Omega Subsidiary has received notice of any Proceeding for the suspension or revocation of any such license, franchise, permit, or authorization and no such Proceeding is pending or, to Sun’s knowledge, threatened.

      4.6     Omega Financial Statements. The consolidated statements of financial condition contained in the Omega Financial Statements fairly present the consolidated financial condition of Omega and the Omega Subsidiaries as of the respective dates set forth therein, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows in the Omega Financial Statements, fairly present the results of the consolidated operations, changes in shareholders’ equity and cash flows of Omega and the Omega Subsidiaries for the respective periods or as of the respective dates set forth therein, in each case in conformity with GAAP consistently applied, it being understood that Omega’s interim financial statements are not audited, not prepared with related notes and are subject to normal year-end adjustments.

      4.7     Charter Documents. Omega has made available to Sun true, correct and complete copies of the Charter Documents of Omega and each Omega Subsidiary.

      4.8     Tax Matters.

      (a) All federal, state and local Tax Returns required to be filed by or on behalf of Omega or any Omega Subsidiary have been timely filed, or Omega or any applicable Omega Subsidiary has received an appropriate extension therefor. All Tax Returns filed are, and the information contained therein is, complete and accurate in all material respects. All Tax obligations reflected in such returns have been timely paid. Neither Omega nor any Omega Subsidiary is currently the beneficiary of any extension of time within which to file any Tax Return. As of the date of this Agreement, there is no audit examination, deficiency, or refund litigation or matter in controversy with respect to any Taxes that might reasonably be expected to result in a determination materially adverse to Omega or any Omega Subsidiary except as fully reserved for in the Omega Financial Statements. All Taxes, interest, additions, and penalties due with respect to completed and settled examinations or concluded litigation have been paid;

      (b) Neither Omega nor any Omega Subsidiary has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due that is currently in effect;

      (c) Adequate provision for any federal, state or local Taxes due or to become due for Omega or any Omega Subsidiary for all periods through and including December 31, 2003, has been made and is reflected on the December 31, 2003 financial statements included in Omega’s Report on Form 10-K for the period then ending, and has been and will continue to be made with respect to periods ending after December 31, 2003 on a basis consistent with its historic Tax accounting practices and GAAP;

      (d) Deferred taxes of Omega and the Omega Subsidiaries have been and will be provided for in accordance with GAAP;

      (e) Neither the U.S. Internal Revenue Service nor any state, local or other taxing authority is now asserting or threatening to assert against Omega or any Omega Subsidiary any deficiency or claim for additional Taxes, or interest thereon or penalties in connection therewith. All income, payroll, withholding property, excise, sales, use, franchise and transfer taxes, and all other Taxes, charges, fees, levies or other assessments, imposed upon Omega or any Omega Subsidiary by the United States or by any state, municipality, subdivision or instrumentality of the United States or by any other authority, including all interest, penalties or additions attributable thereto, which are due and table by Omega or any Omega Subsidiary, either have been paid in full or have been properly accrued and reflected in the Omega Financial Statements;

      (f) Neither Omega nor any Omega Subsidiary has made any material payments, is obligated to make any material payments, or is a party to any agreement that under certain circumstances could obligate it to make any material payments that will not be deductible under Section 280G of the Code; and

      (g) Neither Omega nor any Omega Subsidiary (i) is a party to any Tax allocation or sharing agreement, (ii) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Omega), or (iii) has any Tax liability for any Person (other than Omega or any Omega Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise.

      4.9     Litigation. There is no Proceeding pending against Omega or any Omega Subsidiary, or Omega’s knowledge, threatened against or affecting Omega or any Omega Subsidiary or any of their assets, that may, if decided against Omega or any Omega Subsidiary, have a Material Adverse Effect.

      4.10     Insurance. Section 4.10 of the Omega Schedule includes a complete list of all insurance policies (other than title insurance policies or insurance policies of which any Omega Subsidiary is a beneficiary incident to the making of individual loans) held by Omega or any Omega Subsidiary. There are no outstanding unresolved claims for losses under any such insurance policies. Omega and the Omega Subsidiaries have paid all amounts due and payable under any insurance policies and guaranties applicable to them and their assets and operations; all such insurance policies and guaranties are in full force and effect; and Omega, the Omega Subsidiaries and all properties of Omega and the Omega Subsidiaries are insured against fire, casualty, theft, loss, and such other events against which it is customary to insure, all such insurance policies being in amounts that are adequate and are consistent with past practices and experience. Neither Omega nor any Omega Subsidiary is aware of any basis for any claim under any existing directors and officers liability insurance policy.

      4.11     Books and Records. The minute books of Omega and each Omega Subsidiary contain, in all material respects, accurate records of and fairly reflect all actions taken at all meetings and accurately reflect all other corporate action of the shareholders, owners, the boards of directors or other similar governing body, and each committee thereof. The books and records of Omega and each Omega Subsidiary fairly and accurately reflect the transactions to which they are or have been parties or by which their respective properties are subject or bound, and such books and records have been properly kept and maintained.

      4.12     Capitalization of Omega and the Omega Subsidiaries.

      (a) The authorized capital stock of Omega consists of 25,000,000 shares of Common Stock having a par value of $5.00 per share, 5,000,000 shares of Preferred Stock having a par value of $5.00 per share, and no other class of equity security. As of the date of this Agreement, 10,082,931 shares of Omega Common Stock were issued, of which 8,493,386 were outstanding and 1,589,545 were held in treasury, and there were no shares of Omega Preferred Stock issued and outstanding. All of the outstanding Omega Common Stock is validly issued, fully-paid and nonassessable and has not been issued in violation of any preemptive rights of any Omega Shareholder. Section 4.12 of the Omega Schedule sets forth the number of shares of Omega Common Stock authorized for issuance under Omega’s 1996 Employee Stock Option Plan, Employee Stock Purchase Plan and Non-Employee Director Stock Option Plan, the number of unawarded shares under each such plan, the number of awarded but unvested shares issued under each such plan and the number of awarded shares that are currently vested under each such plan. In addition, there are outstanding options to purchase 39,261 shares of Omega Common Stock under Omega’s 1986 Employee Stock Option Plan, all of which are vested, and no other options are issuable Omega’s 1986 Employee Stock Option Plan. As of the date hereof, there are no other outstanding securities or other obligations which are convertible into Omega Common Stock or into any other equity or debt security of Omega, and there are no outstanding options, warrants, rights, scrip, rights to subscribe to, calls or other commitments of any nature which would entitle the holder, upon exercise thereof, to be issued Omega Common Stock or any other equity or debt security of Omega.

      (b) Omega owns, directly or indirectly, all of the issued and outstanding shares of capital stock of each Omega Subsidiary, which shares are free and clear of all liens, charges, encumbrances, and security interests of any kind whatsoever. All of the issued and outstanding shares of capital stock of the Omega Subsidiaries are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Except as set forth in Section 4.12(b) of the Omega Schedule, neither Omega nor any Omega Subsidiary has (i) any equity investments other than investments in wholly-owned Subsidiaries or (ii) any investments in real estate or real estate development projects, other than assets classified as “other real estate owned.” No Omega Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Omega Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Omega Subsidiary.

      4.13     Disclosure.

      (a) The information concerning, and representations and warranties made by, Omega set forth in this Agreement, or in the Omega Schedule, or in any document, statement, certificate or other writing furnished or to be furnished by or any behalf of Omega or any Omega Subsidiary to Sun pursuant hereto, do not and will not contain any untrue statement of a material fact or omit and will not omit to state a material fact required to be stated herein or therein which is necessary to make the statements and facts contained herein or therein, in light of the circumstances in which they were or are made, not false or misleading.

      (b) None of the information prepared by or on behalf of Omega or any Omega Subsidiary regarding any of them included or to be included in the Prospectus/ Proxy and any other documents to be filed with the SEC or any other Governmental Authority in connection with the transactions contemplated herein, will, at the respective times such documents are filed, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. All documents which Omega or any Omega Subsidiary is responsible for filing with the SEC or any other Governmental Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of Applicable Law, including applicable provisions of the Securities Laws. Without limiting the foregoing, at the time the Prospectus/ Proxy is mailed to Omega Shareholders and Sun Shareholders, and at all times subsequent to such mailing up to and including the date of the shareholders meetings at which the Merger and this Agreement will be presented for approval, the Registration Statement, with respect to all information relating to Omega or any Omega Subsidiary, (i) will comply in all material respects with the applicable provisions of the Securities Laws and (ii) will not contain any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact or omit to state any material fact necessary in order to make the statements made therein not false or misleading, or required to be stated therein or necessary to correct any statement made in an earlier communication with respect to such matters which have become false or misleading.

      (c) Copies of all documents heretofore or hereafter delivered or made available to Sun by or on behalf of Omega or any Omega Subsidiary pursuant hereto were or will be complete and accurate copies of such documents.

      4.14     Absence of Undisclosed Liabilities. To Omega’s knowledge, neither Omega or any Omega Subsidiary has any obligation or liability that is material to the financial condition or operations of any of them, or that, when combined with all similar obligations or liabilities, would be material to their financial condition or operations (i) except as disclosed in the Omega Financial Statements prior to the date this Agreement, or (ii) except as contemplated under this Agreement. Since the Balance Sheet Date, neither Omega nor any Omega Subsidiary has incurred or paid any obligation or liability which would be material to the financial condition or operations of any of them, except for obligations paid in connection with transactions made by them in the ordinary course of their business consistent with past practices and Applicable Law.

      4.15     Allowance for Loan Losses.

      (a) The allowance for loan losses shown on the Omega Financial Statements is adequate in all material respects to provide for anticipated losses inherent in loans outstanding.

      (b) The allowance for losses in real estate owned, if any, shown on the Omega Financial Statements is or will be adequate in all material respects to provide for anticipated losses inherent in real estate owned by Omega or any Omega Subsidiary and the net book value of real estate owned as shown on the most recent balance sheet included in the Omega Financial Statements is the fair value of the real estate owned in accordance with Statement of Position 92-3.

      4.16     Compliance with Laws.

      (a) Omega and each Omega Subsidiary is in compliance with all Applicable Laws, reporting and licensing requirements, and orders applicable to its business or employees (including, but not limited to, the Sarbanes-Oxley Act of 2002, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT ACT) Act of 2001, the Bank Secrecy Act, fair lending laws or other laws relating to discrimination, consumer disclosure and currency transaction reporting) the noncompliance, breach or violation of which would reasonably be expected to have a Material Adverse Effect, or which would reasonably be expected to subject Omega or any Omega Subsidiary or any of their directors or officers to civil money penalties; and

      (b) Neither Omega nor any Omega Subsidiary has received notification or communication from any Governmental Authority, or the staff thereof (i) asserting that Omega or any Omega Subsidiary is not in compliance with any Applicable Law, which, as a result of such noncompliance, would reasonably be expected to have a Material Adverse Effect, (ii) threatening to revoke any Consent, license, franchise, permit, or governmental authorization which is material to the financial condition or operations of Omega or any Omega Subsidiary, or (iii) requiring Omega or any Omega Subsidiary to enter into a cease and desist order, consent, agreement, memorandum of understanding or similar arrangement.

      4.17     Employee Benefit Plans. To Omega’s knowledge, all of the Omega Benefit Plans are in material compliance with their provisions and with all applicable requirements of ERISA and all other Applicable Law, including the reporting and disclosure requirements of Part I of Title I of ERISA. To Omega’s knowledge, with respect to the Omega Benefit Plans, Omega will have made, on or prior to the Closing Date, all payments required to be made (including those payments contemplated herein) on or prior to the Closing Date and will have accrued (in accordance with GAAP consistently applied) as of the Closing Date, all payments due but not yet payable as of the Closing Date.

      4.18     Material Contracts. Omega has filed with the SEC as exhibits to its Annual Reports on Form 10-K, all material contracts of Omega that are required by Applicable Law to be so filed.

      4.19     Material Contract Defaults. Neither Omega nor any Omega Subsidiary is in default under any contract, agreement, commitment, arrangement, lease, insurance policy, or other instrument to which it is a party or by which its respective assets, business, or operations may be bound or affected or under which it or its respective assets, business, or operations receives benefits, and which default would reasonably be expected to have either individually or in the aggregate a Material Adverse Effect, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.

      4.20     Exchange Act and NASDAQ Listing.

      (a) The Omega Common Stock is registered with the SEC pursuant to the Exchange Act and Omega has timely filed with the SEC all material forms, reports, registrations, statements and certifications required by Applicable Law to be filed by Omega with the SEC, together with all required amendments thereto, which, taken as a whole, are true and correct in all material respects, and do not misstate a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

      (b) The outstanding shares of Omega Common Stock are quoted for trading on the NASDAQ National Market (under the symbol “OMEF”) and Omega has timely filed with the NASDAQ National Market all material forms, reports, registrations, statements and certifications required to be filed by Omega.

      4.21     Certain Regulatory Matters.

      (a) Omega Bank is a member of the Federal Home Loan Bank of Pittsburgh.

      (b) Omega Bank has not paid any dividends to Omega or any Affiliate thereof that (i) caused the regulatory capital of Omega Bank to be less than the amount then required by Applicable Law or (ii) exceeded any other limitation on the payment of dividends imposed by Applicable Law, agreement or regulatory policy.

      (c) Omega Bank has adopted policies and procedures designed to promote overall compliance with the Bank Secrecy Act (31 U.S.C. Section 5301), the Truth-in-Lending Act (15 U.S.C. Section 1601 et seq.), the Expedited Funds Availability Act (12 U.S.C. Section 4001) and the regulations adopted under each such act and have materially complied with the reporting requirements under the Bank Secrecy Act and the regulations thereunder.

      4.22     Disclosure Controls and Procedures. Omega and each Omega Subsidiary has had in place “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act) designed and maintained to ensure that (i) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, (ii) all information (both financial and non-financial) required to be disclosed by Omega or any Omega Subsidiary in the reports that it files or submits to the FDIC or the SEC is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the FDIC or the SEC and (iii) all such information is accumulated and communicated to management as appropriate to allow the Chief Executive Officer and Chief Financial Officer of Omega to make the certifications required under the Exchange Act with respect to such reports. None of Omega’s or any Omega Subsidiary’s records, systems, controls, data or information are recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of Omega or the applicable Omega Subsidiary or their accountants.

      4.23     Corporate Approval. The affirmative vote of a majority of the holders of the outstanding Omega Common Stock cast by all such holders entitled to vote thereon is required to adopt this Agreement and approve the Merger and the other transactions contemplated hereby. No other vote of the shareholders of Omega is required by Applicable Law, the Charter Documents of Omega or otherwise to adopt this Agreement and approve the Merger and the other transactions contemplated hereby.

      4.24     Broker’s and Finder’s Fees. Except for payments to Sandler O’Neill & Partners, L.P., neither Omega nor any Omega Subsidiary has any liability to any broker, finder, or similar agent, nor have any of them agreed to pay any broker’s fee, finder’s fee or commission, with respect hereto or to the transactions contemplated hereby.

      4.25     Delays. Omega is not aware of any matter that could prevent or delay the receipt of any Banking Approval or any other Consent required for the consummation of the transactions contemplated by this Agreement.

ARTICLE 5

COVENANTS OF SUN

      5.1     Preparation of Registration Statement and Applications for Required Consents.

      (a) Sun will cooperate with Omega in the preparation of the Registration Statement and the Prospectus/ Proxy. Sun will cooperate with Omega and provide such information as may be necessary or advisable in preparing and filing the Prospectus/ Proxy, obtaining an order of effectiveness for the Registration Statement, appropriate permits or approvals under state securities and “blue sky” law, the Banking Approvals, the listing of the Shares on the NASDAQ National Market (subject to official notice of issuance, if necessary) and any other Governmental Approvals or the taking of any other action by any Governmental Authority necessary to consummate the Merger without a material adverse effect on the business, results of operations, assets or condition (financial or otherwise) of the Surviving Corporation or its Subsidiaries. Sun covenants and agrees that all information furnished by or on behalf of Sun or any Sun Subsidiary for inclusion in the Registration Statement, the Prospectus/ Proxy, all applications to appropriate regulatory agencies for approval of the Merger, and all information furnished by or on behalf of Sun or any Sun Subsidiary to Omega or any of its employees, representatives or agents pursuant to this Agreement or in connection with obtaining Banking Approvals, will comply in all material respects with the provisions of Applicable Law, including the Securities Act, and will not contain any untrue statement of a material fact and will not omit to state any material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

      (b) As promptly as practicable after the Registration Statement becomes effective under the Securities Act, Sun and Omega will hold meetings of their respective shareholders for the purpose of approving this Agreement and authorizing the Merger. Sun and Omega will, in accordance with and in compliance with the Exchange Act, and to the extent permitted by their respective Board’s fiduciary duties, solicit proxies from their shareholders in favor of such approval and authorization; provided, however, that Sun’s Board of Directors may withdraw or modify its recommendation that the Sun Shareholders approve this Agreement if such Board of Directors has complied with Section 5.4 hereof and has determined, in good faith, that an Acquisition Proposal constitutes a Superior Proposal. Without the prior written consent of Omega, Sun will not distribute to the Sun Shareholders any materials in connection with the solicitation of proxies for approving this Agreement and authorizing the Merger other than materials contained in the Registration Statement as effective or as otherwise required by Applicable Law (upon prior notice to Omega).

      5.2     Conduct of Business — Affirmative Covenants. Unless the prior written consent of Omega shall have been obtained:

(a) Sun and each Sun Subsidiary shall:

(i) Operate its business only in the usual, regular, and ordinary course;

(ii) Preserve intact its business organizations and assets and maintain its rights and franchises;

(iii) Take no action, unless otherwise required by Applicable Law, that would reasonably be considered to (A) adversely affect the ability of any of them or Omega to obtain any necessary approvals of Governmental Authorities required to consummate the transactions contemplated by this Agreement, or (B) adversely affect the ability of such Party to perform its covenants and agreements under this Agreement;

(iv) Except as they may terminate in accordance with their terms or as may be terminated by Sun or the applicable Sun Subsidiary as a result of a material default by a party other than Sun or the applicable Sun Subsidiary, keep in full force and effect, and not default in any of their obligations under, all material contracts;

(v) Keep in full force and effect insurance coverage with responsible insurance carriers which is reasonably adequate in coverage and amount for companies the size of Sun or such Sun Subsidiary and for the businesses and properties owned by each and in which each is engaged, to the extent that such insurance is reasonably available;

(vi) Use its best efforts to retain the present customer base of each Sun Subsidiary and to facilitate the retention of such customers by each Sun Subsidiary and its respective locations and branches after the Effective Time; and

(vii) Maintain, renew, keep in full force and effect, and preserve its business organization and material rights and franchises, permits and licenses, and use its best efforts to maintain positive relations with its present employees so that such employees will continue to perform effectively and will be available to Sun, the Sun Subsidiaries or Omega and Omega’s Subsidiaries at and after the Effective Time, and use its best efforts to maintain its existing, or substantially equivalent, credit arrangements with banks and other financial institutions and to assure the continuance of each Sun Subsidiary’s customer relationships.

(b) Sun agrees to use its best efforts to assist Omega in obtaining the Banking Approvals and any Governmental Approvals necessary to complete the transactions contemplated hereby and does not know of any reason that such approvals can not be obtained, and Sun and the Sun Subsidiaries shall provide to Omega or to the appropriate Governmental Authorities all information reasonably required to be submitted in connection with obtaining such approvals.

(c) Sun and the Sun Subsidiaries, at their own cost and expense, shall use their best efforts to secure all necessary Consents and releases, if any, required of Sun, any Sun Subsidiary or any third parties, and shall comply with all Applicable Laws and rulings, in connection with this Agreement and the consummation of the transactions contemplated hereby.

(d) Subject to the terms and conditions of this Agreement, Sun shall use its best efforts to do, or to cause to be done, all things necessary, proper, or advisable under Applicable Laws to consummate the transactions contemplated by this Agreement, including, without limitation, using reasonable best efforts to lift or rescind any injunction or restraining or other order adversely affecting the ability of the Parties to consummate the transaction contemplated by this Agreement. Sun shall use, and shall cause each of its Subsidiaries to use, its best efforts to obtain the Banking Approvals and all other Consents of all third parties and Governmental Authorities necessary or desirable for the consummation of each of the transactions contemplated by this Agreement.

(e) On the business day immediately prior to the Effective Time, assuming that all conditions precedent to the Merger as Omega may require have been satisfied, Sun shall, at the request of Omega, take all permissible legal, accounting and regulatory action necessary to convert to the accounting policies and practices of Omega, such actions to include, without limitation, at Omega’s option, adjustments to loan loss reserves, reserves for federal income taxes, accounting for post-retirement medical benefits, and accruals for severance and related costs and accrued vacation and disability leave. Sun’s representations, warranties and covenants contained in this Agreement shall not be deemed to be untrue or breached in any respect for any purpose as a consequence of any modifications or changes undertaken at the request of Omega under this Section 5.2(e) or otherwise.

      5.3     Conduct of Business — Negative Covenants. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, except as may be separately agreed by Sun and Omega, Sun covenants and agrees that it will neither do, nor agree or commit to do, nor permit any Sun Subsidiary to do or commit or agree to do, any of the following without requesting Omega’s approval and receiving the prior written consent of the President of Omega, which consent shall be deemed given unless Omega disapproves the same within five (5) business days of having received Sun’s written request for such approval:

(a) Except as expressly contemplated by this Agreement, amend its any of its Charter Documents; or

(b) Impose on any share of capital stock held by it any lien, charge, or encumbrance, or permit any such lien, charge, or encumbrance to exist; or

(c) (i) Repurchase, redeem, or otherwise acquire or exchange, directly or indirectly, any shares of its capital stock or other equity securities or any securities or instruments convertible into any shares of its capital stock, or any rights or options to acquire any shares of its capital stock or other equity securities except as expressly permitted by this Agreement; or (ii) split or otherwise subdivide its capital stock; or (iii) recapitalize in any way; or (iv) declare stock dividend on its capital stock; or (v) pay or declare a cash dividend or make or declare any other type of distribution on its capital stock except for any cash dividend already declared prior to this Agreement and regular quarterly cash dividends payable in the same amount and on the same schedule as past quarterly cash dividends; provided, however, that with respect to any cash dividend payable in the quarter in which the Effective Time occurs, only the pro rata portion of such cash dividend for such quarter shall be payable; or

(d) Except as expressly permitted by this Agreement, acquire direct or indirect control over any corporation, association, firm, organization or other entity, other than in connection with (i) mergers, acquisitions, or other transactions approved in writing by Omega, (ii) internal organization or consolidations involving existing Sun Subsidiaries, (iii) acquisitions of control in its fiduciary capacity, or (iv) the creation of new subsidiaries organized to conduct or continue activities otherwise permitted by this Agreement; or

(e) Except as expressly permitted by this Agreement, to (i) issue, sell, agree to sell, or otherwise dispose of or otherwise permit to become outstanding any additional shares of any capital stock, including, without limitation, Sun Common Stock (other than shares issuable upon the exercise of Sun Stock Options outstanding as of the date of this Agreement), or any stock appreciation rights, or any option, warrant, conversion, call, scrip, or other right to acquire any such stock, or any security convertible into any such stock, unless any such shares of such stock are directly sold or otherwise directly transferred to Sun or any Sun Subsidiary; (ii) except as may otherwise be necessary for Sun’s Board of Directors to fulfill its fiduciary duties, sell, agree to sell, or otherwise dispose of any substantial part of the assets or earning power of Sun or of any Sun Subsidiary; (iii) except as may otherwise be necessary for Sun’s Board of Directors to fulfill its fiduciary duties, sell, agree to sell, or otherwise dispose of any asset of Sun or any Sun Subsidiary other than in the ordinary course of business for reasonable and adequate consideration; or (iv) buy, agree to buy or otherwise acquire a substantial part of the assets or earning power of any other Person except in the ordinary course of business to realize upon a debt owed to it; or

(f) Incur any additional debt obligation or other obligation for borrowed money other than (i) in replacement of existing short-term debt with other short-term debt of an equal or lesser amount; (ii) financing of banking related activities; or (iii) indebtedness of Sun or any Sun Subsidiary to SunBank or another Sun Subsidiary not in excess of an aggregate of $300,000 (for Sun and Sun Subsidiaries on a consolidated basis), except in the ordinary course of the business (and such ordinary course of business shall include, but shall not be limited to, creation of deposit liabilities, entry into repurchase agreements or reverse repurchase agreements, purchases or sales of federal funds, Federal Home Loan Bank advances, and sales of certificates of deposit); or

(g) Grant any increase in compensation or benefits (including, without limitation, any grants or awards under Sun’s 1998 Stock Incentive Plan, 1998 Independent Directors Stock Option Plan and 1998 Employee Stock Purchase Plan) to any of is employees or officers, except as required by Applicable Law, and except for the scheduled increases in salary or payments made pursuant to incentive compensation plans specifically identified on Schedule 5.3(g) to this Agreement, which are to be granted in the ordinary course of business consistent with past practices; except as required by Applicable Law, enter into any severance agreements with any of its officers or employees; grant any material increase in fees or other increases in new compensation or other benefits to any director; effect any change in retirement for any class of its employees or officers, unless such change is required by Applicable Law; or pay any bonuses, including retention bonuses, but excluding payments made pursuant to incentive compensation plans, to any persons in excess of $150,000 for all bonuses paid in the aggregate;

(h) Amend any existing employment or other contract between it and any director, officer or employee to increase the compensation or benefits payable thereunder; or enter into any employment or other contract with any director, officer or employee that Sun or the Sun Subsidiary, as applicable, does not have the unconditional right to terminate without liability (other than liability for services already rendered), at any time on or after the Effective Time;

(i) Adopt any new employee benefit plan or terminate or make any material change in or to any existing employee benefit plan other than any change that is required by Applicable Law or that, in the opinion of counsel, is necessary or advisable to maintain the tax-qualified status of any such plan;

(j) Enter into any new service contracts, purchase or sale agreements or lease agreements providing for annual payments in excess of $100,000 that are material to Sun or any Sun Subsidiary except for the sale of collateral for customer loans in default;

(k) Make any capital expenditure exceeding $200,000 except for budgeted expenses in connection with the previously announced or budgeted openings of a new branch location;

(l) Knowingly take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect, or in any of the conditions to the Merger set forth in Article 7 not being satisfied, or in violation of any provision of this Agreement;

(m) Change its methods of accounting in effect at December 31, 2003, except as required by changes in generally accepted accounting principles as concurred in, in writing, by Sun’s independent auditors (a copy of which shall be provided to Omega) or regulatory accounting principles or the SEC;

(n) Except as required by Applicable Law, knowingly take or cause to be taken any action that could reasonably be expected to jeopardize or delay the receipt of any of the Banking Approvals or required Governmental Approvals or which would reasonably be expected to result in any such Banking Approval or required Governmental Approval containing a condition that is determined by Omega to be unduly burdensome;

(o) Fail to use its best efforts to keep in full force and effect its insurance and bonds in such amounts as are reasonable to cover such risks customary in relation to the character and location of its properties and the nature of its business and in any event at least equal in scope and amount of coverage of insurance and bonds now carried;

(p) Fail to notify Omega promptly of its receipt of any letter, notice or other communication, whether written or oral, from any Governmental Authority advising it of any investigation (other than normal bank regulatory examinations) or that such Governmental Authority is contemplating issuing, requiring, or requesting any agreement, memorandum of understanding, or similar undertaking, order or directive;

(q) Fail promptly to notify Omega of (i) the commencement or threat of any Proceeding involving any material amount of taxes against Sun or any Sun Subsidiary or (ii) the receipt by Sun or any Sun Subsidiary of any deficiency or audit notices oro reports in respect of any material deficiencies asserted by any federal, state, local or other tax authority;

(r) Fail to maintain and keep its properties in good repair and condition, except for depreciation due to ordinary wear and tear;

(s) Engage in any off-balance sheet hedge transaction.

      5.4     Conduct of Business — Certain Actions. During the period from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, Sun shall not, and shall not authorize or permit its Affiliates and the Sun Subsidiaries, and the directors, officers, employees, agents, representatives (including investment bankers, attorneys and accountants) of Sun and the Sun Subsidiaries to, directly or indirectly, (i) initiate, solicit, encourage or otherwise facilitate any Acquisition Transaction or any inquiries that may reasonably be expected to lead to an Acquisition Transaction, or (ii) engage in any discussions with or provide any confidential information or data to any Person that may reasonably be expected to lead to an Acquisition Transaction, or (iii) engage in any negotiations concerning, or otherwise facilitate any effort or attempt to make or implement, an Acquisition Transaction. Notwithstanding the foregoing, the Board of Directors of Sun shall be permitted (A) to respond to inquiries from analysts, Governmental Authorities and holders of Sun Common Stock in the ordinary course of business and as otherwise provided in this Agreement, (B) to comply with Rule l4e-2(a) promulgated under the Exchange Act, to the extent applicable, with regard to an Acquisition Proposal, (C) in response to an unsolicited bona fide written Acquisition Proposal from any Person, to recommend such Acquisition Transaction to its shareholders and/or withdraw or modify in any adverse manner its approval or recommendation of this Agreement, (D) to engage in any discussions or negotiations with, and/or provide any information to, any Person in response to an unsolicited bona fide written Acquisition Proposal by any such Person, and (E) to accept a Superior Proposal from any Person, if and only to the extent that, in any such case described in the preceding clause (C), (D) or (E), (i) the Sun Shareholders shall not have approved this Agreement and the Merger, (ii) the Board of Directors of Sun shall have concluded in good faith that such Acquisition Proposal (x) in the case described in clause (C) above would, if consummated, constitute a Superior Proposal, or (y), in the case described in clause (D) above, could reasonably be expected to constitute a Superior Proposal, (iii) the Board of Directors of Sun shall have determined in good faith, on the basis of written advice of outside legal counsel, that such action is necessary for such Board of Directors to be deemed to have acted in a manner consistent with its fiduciary duties under the PBCL or other Applicable Law, (iv) prior to providing any information or data to any Person in connection with an Acquisition Transaction by any such Person, the Board of Directors shall have received from such Person an executed confidentiality agreement containing terms and provisions no less favorable to Sun than those contained in the Confidentiality Agreement between Sun and Omega, and (v) in the case described in clause (E) above, Sun complies with and terminates this Agreement pursuant to Section 8.1(g). Sun shall, within one (1) business day, notify Omega in writing of any and all such inquiries, proposals or offers received by, or any such discussions or negotiations sought to be initiated or continued with, any of its representatives, which notice shall set forth the identity of such Person and the material terms and conditions of any Acquisition Proposal. Sun shall immediately cease and cause to be terminated any pending or current activities, discussions or negotiations with any Persons with respect to any Acquisition Transaction.

      5.5     Delivery of Information. Sun will provide to Omega a copy of the materials including monthly financial statements, distributed to directors of Sun, SunBank or any other Sun Subsidiary in connection with board meetings.

      5.6     Notification. Sun shall notify Omega promptly after becoming aware of the occurrence of, or the impending or threatened occurrence of, any event that would constitute a material breach on Sun’s part of any obligation under this Agreement or the occurrence of any event that would cause any representation or warranty made by it herein to be false or misleading in any material respect, or if it becomes a party or is threatened with becoming a party to any Proceeding or upon the occurrence of any event that would result in a material change in the circumstances described in the representations and warranties contained herein; provided, however, that such notification does not obviate any of Sun’s responsibilities or obligations under this Agreement. At all times up to and including, and as of, the Closing, Sun shall inform Omega in writing of any and all facts necessary to amend or supplement the representations and warranties made herein and in the Sun Schedule as necessary so that the information contained herein and therein will accurately reflect the current status of Sun and the Sun Subsidiaries; provided, however, that any such updates to the Sun Schedule shall be required prior to the Closing only with respect to matters which represent material changes to the Sun Schedule and the information contained therein.

      5.7     Inspections Permitted. Sun and the Sun Subsidiaries shall afford Omega and its authorized agents and representatives reasonable access during normal business hours to the properties, operations, books, records, contracts, documents, loan files and other information of or relating to Sun or any Sun Subsidiary. Omega will provide Sun at least 48 hours notice of any inspection and conduct any inspection in a reasonable manner that will not interfere with business operations. Sun shall cause all personnel of Sun and the Sun Subsidiaries to provide reasonable assistance to Omega in its investigation of matters relating to Sun or any Sun Subsidiaries.

ARTICLE 6

COVENANTS OF OMEGA

      6.1     Banking Approvals and Other Consents. As promptly as practicable after execution of this Agreement, Omega shall file any and all applications with the appropriate Governmental Authorities in order to obtain the Banking Approvals and shall take such other actions as may reasonably be required to consummate the transactions contemplated in this Agreement with reasonable promptness. Omega shall pay all fees and expenses arising in connection with such applications for Banking Approvals. Omega agrees to use its best efforts to provide the appropriate Governmental Authorities with the information required by such authorities in connection with Omega’s applications for Banking Approvals and to use its best efforts to obtain such Banking Approvals, and any other Consents and Governmental Approvals as may be required for the Closing, as promptly as practicable; provided, however, that nothing in this Section shall be construed to obligate Omega to take any action to meet any condition required to obtain prior Banking Approvals if such condition is not routinely included for the same approvals relating to transactions substantially similar to those contemplated by this Agreement and would have a material adverse effect on the ability of Omega or any Omega Subsidiary to carry on its business, as presently conducted. Omega shall provide Sun the opportunity to and comment on all required applications within a reasonable period prior to the filing thereof provide Sun with copies of all written communications with Governmental Authorities regarding any transactions provided for herein and related applications and Proceedings. Subject to the term and conditions of this Agreement, Omega shall use its best efforts to do, to cause to be done, all things necessary, proper, or advisable under Applicable Laws to consummate the transactions contemplated by this Agreement, including, without limitation, using reasonable efforts to lift or rescind any injunction or restraining or other order adversely affecting the ability of the Parties to consummate the transaction contemplated by this Agreement. Subject to the provisions of this Section, Omega shall use, and shall cause each Omega Subsidiary to use, its best efforts to obtain Consents of all third parties and Governmental Authorities necessary for the consummation of the transactions contemplated by this Agreement.

      6.2     Approvals and Registrations. Omega will use its best efforts to prepare and file (a) the Registration Statement with the SEC, (b) with the Governmental Authorities, applications for approval of the Merger, if required, and (c) with the NASDAQ National Market, if necessary, an application for the listing of the Shares, subject to official notice of issuance, except that Omega shall have no obligation to file a new registration statement or a post-effective amendment to the Registration Statement covering any reoffering of Omega Common Stock by Affiliates of Sun. Omega, reasonably in advance of making such filings, will provide Sun a reasonable opportunity to comment on such filings and regulatory applications and will give due consideration to any comments of Sun before making any such filing or application; and Omega will provide Sun with copies of all such filings and applications at the time filed if such filings and applications are made at any time before the Effective Time. Omega covenants and agrees that all information furnished by Omega for inclusion in the Registration Statement, the Prospectus/ Proxy, and all applications and submissions for the Banking Approvals and Governmental Approvals will comply in all material respects with the provisions of Applicable Law, including the Securities Act and the Exchange Act and the rules and regulations of the SEC, the FDIC, the OCC, and FRB, and will not contain any untrue statement of a material fact and will not omit to state any material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

      6.3     Employee Benefits; Directors Deferred Compensation Plan; Severance Agreements.

      (a) As soon as practical after the consummation of the transactions contemplated herein, Omega shall have the right to terminate Sun’s defined benefit pension plan.

      (b) All employees of Sun immediately prior to the Effective Time who continue as employees of Omega will be afforded the opportunity to participate in any employee benefit plans maintained by Omega, including but not limited to any “employee benefit plan,” as that term is defined in ERISA, on an equal basis with similarly situated employees of Omega with comparable positions, compensation, and tenure, subject to the provisions of this Section 6.3. Service with Sun prior to the Effective Time by such former Sun employees will be deemed service with Omega for all purposes.

      (c) Upon the Closing, Omega shall retain all of employees of Sun immediately prior to the Effective Time, subject to the needs of Omega’s business. Any Sun employee at the Effective Time whose employment with Omega is terminated by Omega within six months after the Effective Time, other than for cause, and who is not otherwise entitled to a severance payment or contract assurance period pursuant to any written agreement with Sun, shall be entitled to receive a severance payment equal to one week’s salary at then current rates for each full year of employment with Sun up to a maximum of 26 weeks. For the purposes of this Agreement, termination by Omega shall include actual termination, material reduction in salary, or relocation of the principal workplace of the employee beyond 50 miles from the employee’s current workplace; and “cause” shall include the following: (i) personal dishonesty, (ii) incompetence or intentional failure to perform regular duties, (iii) willful misconduct or willful violation of any law, rule or regulation (other than traffic violations or similar offenses) or final cease and desist order, or (iv) breach of fiduciary duty. Following the transfer of the former Sun employees to Omega’s health plan(s), there shall be no exclusion from coverage for any pre-existing medical condition of any such employee to the extent such condition was covered under a health plan of Sun.

(i) Simultaneous with this Agreement, Omega shall enter into the severance agreement with Robert J. McCormack attached hereto as Exhibit C (the “McCormack Severance Agreement), the severance agreement with Thomas W. Bixler attached hereto as Exhibit D (the “Bixler Severance Agreement”) and the severance agreement with Sandra J. Miller attached hereto as Exhibit E (the “Miller Severance Agreement”), and, after the Merger, Omega shall honor the employment contracts of Sun specifically identified in Section 3.25 of the Sun Schedule (other than the employment contracts that are superceded by the McCormack Severance Agreement, the Bixler Severance Agreement and the Miller Severance Agreement), in accordance with the terms of such contracts.

      (d) From and after the Closing Date, Omega shall, without any further action being required, assume all obligations under, and pay as and when due, all amounts owed to directors of Sun pursuant to, existing plans for the deferred payment of directors fees.

      6.4     Notification. Omega shall notify Sun promptly after becoming aware of the occurrence of, or the impending or threatened occurrence of, any event that would constitute a material breach on its part of any obligation under this Agreement or the occurrence of any event that could cause any representation or warranty made by it herein to be false or misleading in any in respect, or if it becomes a party or is threatened with becoming a party to any Proceeding or upon the occurrence of any event that would result in a material change in the circumstances described in the representations and warranties made herein; provided, however, that such notification does not obviate any of Omega’s responsibilities or obligations under this Agreement. At all times up to and including, and as of, the Closing, Omega shall inform Sun in writing of any and all facts necessary to amend or supplement the representations and warranties made herein and in the Omega Schedule as necessary so that the information contained herein and therein will accurately reflect the current status of Omega and the Omega Subsidiaries; provided, however, that any such updates to the Omega Schedule shall be required prior to the Closing only with respect to matters which represent material changes to the Omega Schedule and the information contained therein.

      6.5     Directors and Officers Indemnification and Insurance Coverage. On and after the Effective Time, Omega shall indemnify, defend and hold harmless all former and then-existing directors, officers and employees of Sun against all losses, claims, damages, reasonable costs, reasonable expenses, liabilities or judgments or amounts that are paid in settlement (with the approval of Omega, which approval shall not be unreasonably withheld) or in connection with any claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that the person is or was a director, officer or employee of Sun, whether pertaining to any matter existing or occurring at or prior to the Effective Time and whether asserted or claimed prior to, or at or after, the Effective Time to the same extent as the officer, director or employee would be entitled to indemnification by Sun, as of the Effective Time, including the right to advancement of reasonable expenses. In addition, Omega shall obtain and maintain a directors’ and officers’ liability insurance tail coverage policy with respect to the directors and officers of Sun, relating to periods prior to the Effective Time and for a period ending 6 years thereafter, with coverages substantially the same as the coverages they have under Sun’s director and officer liability policy on the date hereof; provided, however, that in no event shall Omega be required to spend in excess of 150% of the premiums currently paid by Sun for their existing directors and officers liability insurance policy, to satisfy its obligations under this Section 6.5.

      6.6     Conduct of Omega Prior to the Effective Time. Except as expressly provided in this Agreement, as agreed to by Sun or as required by Applicable Law, during the period from the date of this Agreement to the Effective Time, Omega shall, and shall cause the Omega Subsidiaries to (i) take no action which would adversely affect or delay the ability of the Parties to obtain any necessary Banking Approvals or Governmental Approvals or waivers of any Governmental Authority required for the transactions contemplated hereby or to perform their covenants and agreements in this Agreement on a timely basis, (ii) take no action that would reasonably be expected to have a Material Adverse Effect, (iii) continue to conduct their businesses in the ordinary course and consistent with past practices; and (iv) pay no dividend other than normal periodic dividends in accordance with existing practice. Notwithstanding anything contained herein to the contrary, nothing in this Agreement shall be deemed to prohibit Omega or any Omega Subsidiary from acquiring, or agreeing to acquire, directly or indirectly, a controlling interest in any Person (by merger, business combination or otherwise), or all or a portion of a Person’s business or assets.

      6.7     Inspections Permitted. Omega and the Omega Subsidiaries shall afford Sun and its authorized agents and representatives reasonable access during normal business hours to the properties, operations, books, records, contracts, documents, loan files and other information of or relating to Omega or any Omega Subsidiary. Sun will provide Omega at least 48 hours notice of any inspection and conduct any inspection in a reasonable manner that will not interfere with business operations. Omega shall cause all personnel of Omega and the Omega Subsidiaries to provide reasonable assistance to Sun in its investigation of matters relating to Omega or the Omega Subsidiaries.

ARTICLE 7

CONDITIONS TO CLOSING

      7.1     Conditions to the Obligations of Omega. Unless waived in writing by Omega, the obligation of Omega to consummate the transactions contemplated by this Agreement is subject to the satisfaction at or prior to the Closing Date of all of the following conditions:

(a) Performance. Each of the material acts and undertakings of Sun to be performed at or before the Closing Date pursuant to this Agreement shall have been duly performed.

(b) No Material Adverse Effect. No change in the business, property, assets (including loan portfolios), liabilities (whether absolute, contingent or otherwise), operations, liquidity, income, or financial condition of Sun or any of the Sun Subsidiaries shall have occurred since the date of this Agreement which has had, or would reasonably be likely to have, a Material Adverse Effect.

(c) Representations and Warranties. The representations and warranties contained in Article 3 of this Agreement shall be (i) true and correct in all respects to the extent that such representations and warranties include any Material Adverse Effect or other materiality qualifier, and (ii) true and correct in all material respects to the extent that such representations and warranties are not so qualified or limited, in all cases, when made and on and as of the Closing Date with the same effect as though made on and as of the Closing Date

(d) Documents. In addition to the documents described elsewhere in this Agreement, Omega shall have received the following documents and instruments:

(i) the Voting Agreement of each director and executive officer of Sun, duly executed by such director or officer;

(ii) a certificate signed by the Secretary or an assistant secretary of Sun dated as of the Closing Date certifying that:

(A) Sun’s Board of Directors and shareholders have duly adopted resolutions (copies of which shall be attached to such certificate) approving the substantive terms of this Agreement and authorizing the consummation of transactions contemplated by this Agreement and certifying that such resolutions have not been amended or modified and remain in full force and effect;

(B) each person executing this Agreement on behalf of Sun is an officer of Sun holding the office or offices specified therein, with full power and authority to execute this Agreement and any and all other documents in connection with the Merger, and that the signature of each person set forth on such certificate is his or her genuine signature,

(C) Sun’s Charter Documents, and the Charter Documents of each Sun Subsidiary, all as attached to such certificate, remain in full force and effect, and

(iii) a certificate signed by the Chairman of the Board, President and Chief Financial Officer of Sun stating that to the best of their knowledge and belief the conditions set forth in Sections 7.1(a), 7.1(b) and 7.1(c) of this Agreement have been satisfied; and

(iv) Certificates of Good Standing dated no later than 5 days prior to the Effective Time that each of Sun and its Subsidiaries are each in good standing in their jurisdictions of formation and any other jurisdiction where they are qualified to do business.

(e) Opinion of Sun’s Counsel. Omega shall have been furnished with an opinion of Sun’s legal counsel, dated the Closing Date, addressed to Omega, substantially to the effect set forth in Exhibit B-1. Such opinion may (i) expressly rely as to matters of fact upon certificates furnished by appropriate officers of Sun or any Sun Subsidiary or appropriate Governmental Authorities; and (ii) in the case of matters of law governed by the laws of the states in which they are not licensed, reasonably rely upon the opinions of legal counsel duly licensed in such states and may be limited, in any event, to United States federal law, and the laws of the Commonwealth of Pennsylvania.

(f) Other Business Combinations. Etc. Neither Sun nor any Sun Subsidiary shall have entered into any agreement, letter of intent, understanding or other arrangement pursuant to which Sun or any Sun Subsidiary would merge, consolidate with, effect a business combination with, sell any substantial part of Sun’s or any Sun Subsidiary’s assets to, or acquire a significant part of the shares or assets of, any other Person (financial or otherwise); or adopt any “poison pill” or other type of anti-takeover arrangement, any shareholder rights provision, any “golden parachute” or similar program which would have the effect of materially decreasing the value of Sun or any Sun Subsidiaries or the benefits of the Merger to Omega.

(g) Fairness Opinion. Omega shall have received a fairness opinion letter from independent financial adviser, Sandler O’Neill & Partners, L.P., dated the date hereof and to the effect that, the opinion of such adviser, the consideration to be received by the Sun Shareholders is fair to the shareholders of Omega from a financial point of view.

(h) Tax Opinion. Omega shall have received an opinion of Omega’s counsel, in form and substance reasonably satisfactory to Omega, to the effect that the Merger will constitute a tax-free reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, Omega’s counsel may require and rely upon representations and covenants, including those contained in certificates of officers of Omega and others, reasonably satisfactory in form and substance to such counsel.

      7.2     Conditions to the Obligations of Sun. Unless waived in writing by Sun, the obligation of Sun to consummate the transactions contemplated by this Agreement is subject to the satisfaction at or prior to the Closing Date of all of the following conditions:

(a) Performance. Each of the material acts and undertakings of Omega to be performed at or prior to the Closing Date pursuant to this Agreement shall have been duly performed in all material respects.

(b) No Material Adverse Effect. No change in the business, property, assets (including loan portfolios), liabilities (whether absolute, contingent or otherwise), operations, liquidity, income, or financial condition of Omega or any of the Omega Subsidiaries shall have occurred since the date of this Agreement which has had, or would reasonably be likely to have, a Material Adverse Effect.

(c) Representations and Warranties. The representations and warranties contained in Article 4 of this Agreement shall be (i) true and correct in all respects to the extent that such representations and warranties include any Material Adverse Effect or other materiality qualifier, and (ii) true and correct in all material respects to the extent that such representations and warranties are not so qualified or limited, in all cases, when made and on and as of the Closing Date with the same effect as though made on and as of the Closing Date.

(d) Documents. In addition to the other deliveries of Omega described elsewhere in this Agreement, Sun shall have received the following documents and instruments

(i) a certificate signed by the Secretary or an assistant secretary of Omega dated as of the Closing Date certifying that

(A) Omega’s Board of Directors and shareholders have duly adopted resolutions (copies of which shall be attached to such certificate) approving the substantive terms of this Agreement and authorizing the consummation of the transactions contemplated by this Agreement and certifying that such resolutions have not been amended or modified and remain in full force and effect, and

(B) each person executing this Agreement on behalf of Omega is an officer of Omega holding the office or offices specified therein, with full power and authority to execute this Agreement and any and all documents in connection with the Merger and that the signature of such person set forth on such certificate is his or her genuine signature,

(C) Omega’s Charter Documents, and the Charter Documents of each Omega Subsidiary, all as attached to such certificate, remain in full force and effect, and

(ii) a certificate signed by the Chairman of the Board, President and Chief Officer of each of Omega stating that to the best of its knowledge and belief the conditions set forth in Sections 7.2(a), 7.2(b) and 7.2(c) of this Agreement have been satisfied; and

(iii) Certificates of Good Standing dated no later than 5 days prior to the Effective Time that each of Omega and its material Subsidiaries are each in good standing in their jurisdictions of formation and any other jurisdiction where they are qualified to do business.

(e) Consideration. Sun shall have received a certificate executed by an authorized officer of the Exchange Agent to the effect that the Exchange Agent has received and holds in its possession proper authorization to issue certificates evidencing shares of Omega Common Stock and cash or other good funds sufficient to meet the obligations of Omega to the Sun Shareholders to deliver the Consideration under this Agreement.

(f) Opinion of Omega’s Counsel. Sun shall have been furnished with an opinion of counsel to Omega, dated as of the Closing Date, addressed to Sun, substantially to the effect set forth on Exhibit B-2. Such opinion may (i) expressly rely as to matters of fact upon certificates furnished by appropriate officers of Omega or appropriate Government Authorities; and (ii) in the case of matters of law governed by the laws of the states in which they are not licensed, reasonably rely upon the opinions of legal counsel duly licensed in such states and may be limited, in any event, to United States federal law and the laws of the Commonwealth of Pennsylvania.

(g) Fairness Opinion. Sun shall have received a “fairness opinion” letter from its independent financial adviser, Keefe, Bruyette & Woods, or such other qualified third party, dated the date hereof and to the effect that, in the opinion of such adviser the Consideration to be received by the Sun Shareholders is fair to the Sun Shareholders from a financial point of view.

(h) Tax Opinion. Sun shall have received an opinion of Sun’s counsel, in form and substance reasonably satisfactory to Sun, to the effect that the Merger will constitute a tax-free reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, Sun’s counsel may require and rely upon representations and covenants, including those contained in certificates of officers of Sun and others, reasonably satisfactory in form and substance to such counsel.

      7.3     Conditions to Obligations of Each Party. The obligations of each Party to effect the transactions contemplated hereby shall be subject to the fulfillment, at or prior to the Closing, of the following conditions:

(a) No Pending or Threatened Claims. No Proceeding shall be pending or threatened which presents a substantial risk of the restraint or prohibition of the transactions contemplated by this Agreement or the obtaining of material damages or other relief in connection therewith;

(b) Approvals and Consents Obtained. The Banking Approvals shall have been received and all other Consents required to consummate the transactions contemplated by this Agreement shall be been obtained, in each case without the imposition of any conditions that are not routinely included for the same approvals relating to transactions substantially similar to those contemplated by this Agreement which would materially affect the benefits normally expected to result from the transactions contemplated by this Agreement, and all waiting periods incidental to such approvals or notices given shall have expired; and

(c) Approval of Shareholders. Approval of this Agreement and the transactions contemplated hereby by the Sun Shareholders and the Omega Shareholders, as required by Applicable Law, the rules of the NASDAQ National Market and the applicable provisions of Sun’s or Omega’s Charter Documents.

(d) Effectiveness of Registration Statement. The Registration Statement has become effective under the Securities Act, and no stop order suspending the effectiveness of the Registration Statement or preventing the use of the Prospectus/ Proxy has been issued and no Proceedings for that purpose have been instituted or are pending or contemplated by the SEC or any state securities or other regulatory authority.

(e) NASDAQ Listing. A sufficient number of shares of Omega Common Stock for the purpose of issuing shares of Omega Common Stock to the Sun Shareholders in accordance with this Agreement are listed for trading on the NASDAQ National Market.

ARTICLE 8

TERMINATION

      8.1     Termination. This Agreement may be terminated at any time prior to the Closing, as follows:

(a) By mutual consent of the Board of Directors of Sun and the Board of Directors of Omega;

(b) By Omega or Sun in the event the Closing shall not have occurred by December 31, 2004, unless the failure of the Closing to occur shall be due to the failure of the Party seeking to terminate this Agreement to perform its obligations hereunder in accordance with this Agreement;

(c) By either Omega or Sun upon written notice to the other Party, (i) upon denial of any Banking Approval or Governmental Approval necessary for the consummation of the Merger (or should any such approval include any condition or requirement that (A) is not routinely included for the same approvals relating to transactions substantially similar to those contemplated by this Agreement and (B) would materially adversely affect the benefits normally expected from the transactions contemplated hereby); provided, however, that either Omega or Sun may, upon written notice to the other, extend the term of this Agreement for ninety (90) days to prosecute diligently and overturn such denial (or imposition of such condition), provided that such denial (or imposition) has been appealed within twenty (20) business days of the receipt thereof or (ii) upon the failure to obtain the approval of the transactions contemplated by this Agreement by the Sun Shareholders at the Sun shareholders meeting to approve the same or (iii) upon the failure to obtain the approval of the transactions contemplated by this Agreement by the Omega Shareholders at the Omega shareholders meeting to approve the same;

(d) By Omega or Sun in the event that there shall have been a material breach of any obligation, covenant, representation or warranty of the other Party hereunder and such breach shall not have been remedied within five days after receipt by the breaching Party of written notice from the other Party specifying the nature of such breach and requesting that it be remedied, or such longer period not to exceed 30 days as may be necessary to remedy such breach if the same cannot reasonably be remedied within five days;

(e) By Omega should Sun or any Sun Subsidiary enter into any term sheet, letter of intent, agreement or similar type agreement with a view to being acquired by, or effecting a business combination with, any other Person; or any agreement to merge, to consolidate, to combine or to sell a material portion of its assets or to be acquired in any other manner by any other Person or to acquire a material amount of assets or a material equity position in any other Person, whether financial or otherwise;

(f) By Omega should either Sun or any Sun Subsidiary enter into any formal agreement, letter of understanding, memorandum or other similar arrangement with any bank regulatory authority establishing a formal capital plan requiring Sun or any Sun Subsidiary to raise additional capital or to sell a substantial portion of its assets;

(g) By Omega or Sun, if, at any time after the date of this Agreement and prior to obtaining the Sun Shareholders’ approval, Sun’s Board of Directors withdraws or modifies, in any manner adverse to Omega, its approval or recommendation of this Agreement or the Merger; and

(h) By Sun, if (i) the average of the closing sales prices of Omega Common Stock, as reported on the NASDAQ National Market, for the 10 consecutive trading days ending 2 trading days prior to Closing (the “Omega Market Value”) is less than 80% of the closing sales price of Omega Common Stock ending on the trading day immediately prior to the public announcement of the Merger, and (ii) the quotient obtained by dividing the Omega Market Value by the closing sales price of Omega Common Stock ending on the trading day immediately prior to public announcement of the Merger is less than the number obtained when .20 is subtracted from the quotient obtained by dividing the Closing Price of the NASDAQ Bank Index on the trading day ending 2 days prior to Closing used in determining the Omega Market Value by the Closing Price of the NASDAQ Bank Index on the trading day immediately prior to the public announcement of the Merger.

      If a Party should elect to terminate this Agreement pursuant to subsections (b), (c), (d), (e), (f), (g) or (h) of this Section, it shall give notice to the other Party, in writing, of its election in the manner prescribed in Section 9.1 of this Agreement.

      8.2     Effect of Termination. If this Agreement is terminated pursuant to Section 8.1, all further obligations of the Parties under this Agreement shall terminate without further liability of any Party to another; provided, however, that a termination under Section 8.1 shall not relieve any Party of any liability under Section 8 of this Agreement, for breach of this Agreement or for any misstatement or misrepresentation made hereunder prior to such termination, or be deemed to constitute a waiver of any available remedy for any such breach, misstatement or misrepresentation.

      8.3     Fees.

      (a) Notwithstanding anything to the contrary herein, Sun hereby agrees to pay Omega, and Omega shall be entitled to receipt of, a fee of $8,000,000 if this Agreement is terminated, unless such termination is pursuant to Section 8.1(a), (b), (c), (d), (f) or (h). If such termination is pursuant to Section 8.1(c)(ii) and within 120 days after the failure of the Sun Shareholders to approve this Agreement, Sun or any Sun Subsidiary enters into an agreement, letter of intent, memorandum of understanding or similar arrangement with anyone other than Omega to engage in an Acquisition Transaction (except that, for purposes of this Section 8.3(a), references to 10% and 25% in the definition of the term “Acquisition Transaction” shall be deemed to be a reference to 50%), in which case Sun shall pay, and Omega shall be entitled to receive, an additional amount equal to $8,000,000.

      (b) Sun hereby agrees that if this Agreement or the transactions contemplated hereby are terminated pursuant to Section 8.1(c)(ii) or (d) (in the event terminated by Omega due to a material breach by Sun), then Sun shall pay all Expenses of Omega; provided, however, that Sun shall not be required to pay any Expenses of Omega upon termination of this Agreement by Omega pursuant to Section 8.1(c)(ii) if Omega’s shareholders failed to approve the transactions contemplated by this Agreement at the Omega shareholders meeting to approve the same.

      (c) Omega hereby agrees that if this Agreement or the transactions contemplated hereby are terminated pursuant to Section 8.1(c)(iii) or (d) (in the event terminated by Sun due to a material breach by Omega), then Omega shall pay all Expenses of Sun; provided, however, that Omega shall not be required to pay any Expenses of Sun upon termination of this Agreement by Sun pursuant to Section 8.1(c)(iii) if Sun’s shareholders failed to approve the transactions contemplated by this Agreement at the Sun shareholders meeting to approve the same.

      (d) Sun shall pay to Omega the amounts to which Omega is entitled under this Section 8.3 within five (5) business days after the occurrence of the event that entitles Omega to receive such amount. Omega shall pay to Sun the amounts to which Sun is entitled under Section 8.3(c) within five (5) business days after effective date of the termination of this Agreement by Sun pursuant to Section 8.1(d).

      (e) Sun shall notify Omega promptly in writing of its knowledge of the occurrence of any Acquisition Transaction; provided, however, that the giving of such notice by Sun shall not be a condition to the right of Omega to receive any payment under this Section 8.3.

ARTICLE 9

GENERAL PROVISIONS

      9.1     Notices. Any notice, request, demand and other communication which either Party hereto may desire or may be required hereunder to give shall be in writing and shall be deemed to be duly given if delivered personally or mailed by certified or registered mail (postage prepaid, return receipt requested), air courier or facsimile transmission, addressed or transmitted to such other Party as follows:

      If to Omega:

Omega Financial Corporation
366 Walker Drive
State College, Pennsylvania 16804
Attn: David Lee, Chairman and Chief Executive Officer
Fax: 814-231-5798

      With copies to:

Blank Rome LLP
One Logan Square
Philadelphia, PA 19103
Fax: 215-832-5549
Attn: Lawrence R. Wiseman, Esquire

      If to Sun:

Sun Bancorp, Inc.
155 North 15th Street
Lewisburg, Pennsylvania, 17837
Fax: 570-523-4307
Attn: Robert J. McCormack
President and Chief Executive Officer

      With copies to:

Shumaker Williams, P.C.
3425 Simpson Ferry Road
P O Box 88
Harrisburg, PA 17108-0088
Fax: 717-909-1633
Attn: Nicholas Bybel, Jr., Esquire

or to such other address as any Party hereto may hereafter designate to the other Parties in writing. Notice shall be deemed to have been given on the date reflected in the proof or evidence of delivery, or if none, on the date actually received.

      9.2     Governing Law. This Agreement shall be governed by, and construed and enforced a accordance with, the internal laws, and not the laws pertaining to choice or conflicts of laws, of the Commonwealth of Pennsylvania, unless and to the extent that federal law controls. Disputes arising between the Parties in connection with this Agreement or the transactions that are the subject of this Agreement shall be heard in a court of competent jurisdiction located in Harrisburg, Pennsylvania or in the Middle District of Pennsylvania.

      9.3     Counterparts. This Agreement may be executed simultaneously in one or more counterparts, each of which shall be deemed an original, but all of which shall constitute but one and the same instrument.

      9.4     Publicity. The Parties hereto will consult with each other with regard to the terms and substance of any press releases, announcements, communications with customers, employees or shareholders, or other public statements with respect to the transactions contemplated hereby. To the extent practicable, each Party shall provide the proposed text of any such press release, announcement, public statement or communication with customers, employees or shareholders to the other Party prior to its publication, shall permit such other Party a reasonable period to provide comments thereon, and shall not issue the same over the other Party’s reasonable objection.

      9.5     Entire Agreement; No Third Party Beneficiaries; Assignment. This Agreement, together with the recitals and definitions appearing at the beginning hereof, and the Schedules, Annexes and Exhibits required to be delivered hereunder and any amendments or addenda hereafter executed and delivered in accordance with this Section constitute the entire agreement of the Parties hereto pertaining to the transactions contemplated hereby and supersede all prior written and oral (and all contemporaneous oral) agreements and understandings of the Parties hereto concerning the subject matter hereof. The Schedules, Annexes and Exhibits attached hereto or furnished pursuant to this Agreement are hereby incorporated as integral parts of this Agreement. Except to the extent otherwise provided herein, by specific language and not by mere implication, this Agreement is not intended to confer upon any other Person not a Party to this Agreement any rights or remedies hereunder. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either of the Parties (whether by operation of law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

      9.6     Severability. If any portion or provision of this Agreement should be determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any jurisdiction, such portion or provision shall be ineffective as to that jurisdiction to the extent of such invalidity, illegality or unenforceability, without affecting in any way the validity or enforceability of the remaining portions or provisions hereof in such jurisdiction or rendering that or any other portions or provisions of this Agreement invalid, illegal or unenforceable in any other jurisdiction.

      9.7     Modifications, Amendments and Waivers. At any time prior to the Closing or termination of this Agreement, the Parties may:

(a) extend the time for the performance of any of the obligations or other acts of the other Party hereto;

(b) waive any inaccuracies in the representations and warranties made by the other Party contained in this Agreement or in the Schedules or Exhibits hereto or any other document delivered pursuant to this Agreement;

(c) waive compliance with any of the covenants or agreements of the other Party contained in this Agreement to the extent permitted by Applicable Law; and

(d) amend or add to any provision of this Agreement; provided, however, that no provision of this Agreement may be amended or added to other than by an agreement in writing duly executed by the Parties or their respective successors in interest and expressly stating that it is an amendment to this Agreement.

      9.8     Interpretation. All headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The terms “herein,” “hereof,” “hereby,” “hereunder” and other similar terms refer to this Agreement as a whole and not only to the particular Article, Section or other subdivision in which any such terms may be employed. References to Articles, Sections, Schedules, Exhibits and other subdivisions refer to the Articles, Sections, Schedules, Exhibits and other subdivisions of this Agreement. A reference to any Person shall include such Person’s predecessors. All accounting terms not otherwise defined herein have the meanings assigned to them in accordance with GAAP. The words “includes” and “including” and their syntactical variants mean “includes, but is not limited to” and “including, without limitation,” and corresponding syntactical variant expressions. Use of the plural form of a word shall be deemed to include the singular and vice versa.

      9.9     Payment of Expenses. Except as set forth herein, Omega and Sun shall each pay its own fees and Expenses; provided however, that the costs and expenses of printing and mailing the Prospectus/ Proxy, and all filing and other fees paid to the SEC in connection with the Merger, shall be borne equally by the Parties.

      9.10     Provisions Which Survive. Except for the agreements of the Parties in Sections 1.2(c), 1.2(d), 1.2(e), 2.2, 2.4(e), 2.5, 6.3, 6.5, 8.2, 8.3, 9.9, 9.10, and 9.13, which shall survive the Closing, none of the representations, warranties and conditions of the Parties contained in this Agreement or in any instrument of transfer or other document delivered in connection with the transactions contemplated by this Agreement shall survive the Closing or other termination of this Agreement. The agreements of the Parties in Sections 1.2(c), 1.2(d), 1.2(e), 2.2, 2.5, 6.3 and 6.5 shall be enforceable directly by each Person benefited or intended to be benefited by such sections.

      9.11     No Waiver. No failure, delay or omission of or by either Party in exercising any right, power or remedy upon any breach or default of the other Party shall impair any such rights, powers or remedies of the Party not in breach or default, nor shall it be construed to be a waiver of any such right power or remedy, or an acquiescence in any similar breach or default nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of either Party of any provisions of this Agreement must be in writing and must be executed by each Party and shall be effective only to the extent specifically set forth in such writing.

      9.12     Remedies Cumulative. All remedies provided in this Agreement, by law or equity, shall be cumulative and not alternative.

      9.13     Confidentiality. Any non-public or confidential information disclosed by or on behalf of either Sun (or any Sun Subsidiary) or Omega (or any Omega Subsidiary) to the other Party or any of its respective Subsidiaries or Affiliates pursuant to this Agreement or as a result of the discussions and negotiations leading to this Agreement, or otherwise disclosed, or to which any other Party has acquired or may acquire access, shall be kept strictly confidential and shall not be used in any manner by the recipient except in connection with the transactions contemplated by this Agreement. To that end, the Parties will each, to the maximum extent practicable restrict knowledge of and access to non-public or confidential information of the other Party to its officers, directors, employees and professional advisors who are directly involved in the transactions contemplated hereby and reasonably need to know such information. Further to that end, all non-public or confidential documents (including all copies thereof) obtained hereunder by any Party shall be returned as soon as practicable after any termination of this Agreement.

Signatures appear on following page

      IN WITNESS WHEREOF, each of the Parties hereto has duly executed and delivered this Agreement or has caused this Agreement to be executed and delivered in its name and on its behalf by its representative thereunto duly authorized, all as of the date first written above.

SUN BANCORP, INC.

By:	/s/ ROBERT J. MCCORMACK

Robert J. McCormack
President and Chief Executive Officer

OMEGA FINANCIAL CORPORATION

By:	/s/ DAVID LEE

David Lee
Chairman and Chief Executive Officer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

ANNEX B

April 20, 2004

Board of Directors

Omega Financial Corporation
366 Walker Drive
State College, PA 16804

Gentlemen:

      Omega Financial Corporation (“Omega”) and Sun Bancorp, Inc. (“Sun”) have entered into an Agreement and Plan of Merger, dated as of April 20, 2004 (the “Agreement”), pursuant to which Sun will be merged with and into Omega (the “Merger”). Under the terms of the Agreement, upon consummation of the Merger, each share of Sun common stock, without par value, issued and outstanding immediately prior to the Merger (the “Sun Shares”), other than certain shares specified in the Agreement, will be converted into the right to receive, at the election of the holder thereof, either (a) $23.25 in cash without interest, or (b) 0.664 shares of Omega common stock, par value $5.00 per share, subject to the election and proration procedures set forth in the Agreement which provide generally, among other things, that 20% of the Sun Shares shall be converted into cash and 80% shall be converted into Omega common stock (the “Merger Consideration”). The terms and conditions of the Merger are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to Omega.

      Sandler O’Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) certain publicly available financial statements and other historical financial information of Omega that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of Sun that we deemed relevant; (iv) internal financial projections for Omega for the years ending December 31, 2004 and 2005 furnished by and reviewed with management of Omega; (v) internal financial projections for Sun for the year ending December 31, 2004 furnished by and reviewed with management of Sun; (vi) the pro forma financial impact of the Merger on Omega, based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings determined by senior managements of Omega and Sun; (vii) the publicly reported historical price and trading activity for Omega’s and Sun’s common stock, including a comparison of certain financial and stock market information for Omega and Sun with similar publicly available information for certain other companies the securities of which are publicly traded; (viii) the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available; (ix) the current market environment generally and the banking environment in particular; and (x) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of Omega’s senior management the business, financial condition, results of operations and prospects of Omega and held similar discussions with certain members of Sun’s senior management and its advisors regarding the business, financial condition, results of operations and prospects of Sun, including the impact of Sun’s acquisition of Sentry Trust Company.

Board of Directors
Omega Financial Corporation
April 20, 2004

      In performing our review and rendering this opinion, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by Omega or Sun or their respective representatives or that was otherwise reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. We have further relied on the assurances of management of Omega and Sun that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Omega or Sun or any of their subsidiaries, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals. We did not make an independent evaluation of the adequacy of the allowance for loan losses of Omega or Sun nor have we reviewed any individual credit files relating to Omega or Sun. We have assumed, with your consent, that the respective allowances for loan losses for both Omega and Sun are adequate to cover such losses and will be adequate on a combined basis for the combined entity. With respect to the financial projections for Omega and Sun and all projections of transaction costs, purchase accounting adjustments and expected cost savings used by Sandler O’Neill in its analyses, Omega’s management confirmed to us that they reflected the best currently available estimates and judgments of such management of the respective future financial performances of Omega and Sun and we assumed that such performances would be achieved. We express no opinion as to such financial projections or the assumptions on which they are based.

      In performing our review and rendering this opinion, we have also assumed that there has been no material change in Omega’s or Sun’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that Omega and Sun will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements, that the conditions precedent in the Agreement are not waived and that the Merger will qualify as a tax-free reorganization for federal income tax purposes. Finally, with your consent, we have relied upon the advice Omega has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement.

      Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to what the value of Omega’s common stock will be when issued to Sun’s shareholders pursuant to the Agreement or the prices at which Omega’s or Sun’s common stock may trade at any time.

      We have acted as Omega’s financial advisor in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon consummation of the Merger. We will also receive a fee for rendering this opinion. Omega has also agreed to indemnify us against certain liabilities arising out of our engagement.

      In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to Omega and Sun and their affiliates. We may also actively trade the debt and/or equity securities of Omega and Sun and their affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

Board of Directors
Omega Financial Corporation
April 20, 2004

      Our opinion is directed to the Board of Directors of Omega in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder of Omega as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the Merger. Our opinion is directed only to the fairness of the Merger Consideration to Omega from a financial point of view and does not address the underlying business decision of Omega to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for Omega or the effect of any other transaction in which Omega might engage. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purposes, without Sandler O’Neill’s prior written consent ; provided, however, that we hereby consent to the inclusion of this opinion as an annex to the Proxy Statement/ Prospectus of Omega and Sun relating to the Merger and to the references to this opinion therein.

      Based upon and subject to the foregoing, it is our opinion, as of the date hereof, that the Merger Consideration is fair to Omega from a financial point of view.

Very truly yours,

/s/ SANDLER O’NEILL & PARTNERS, L.P.

ANNEX C

April 20, 2004

The Board of Directors

Sun Bancorp, Inc.
155 North 15th Street
Lewisburg, Pennsylvania 17837

Members of the Board:

      You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the shareholders of Sun Bancorp, Inc. (“Sun”) of the Merger Consideration, as defined below, in the proposed merger (the “Merger”) of Sun with and into Omega Financial Corporation (“Omega”), pursuant to the Agreement and Plan of Merger, dated as of April 20, 2004, between Sun and Omega (the “Agreement”). Pursuant to the terms of the Agreement, each share of Sun Common Stock, no par value, will be converted into the Merger Consideration defined as either (i) cash in the amount of $23.25 (“Cash Merger Consideration”), or (ii) Stock Merger Consideration defined as 0.664 shares of Omega Common Stock, par value $5.00 per share. Holders of Sun Common Stock will be entitled to elect their preference with respect to each share of Sun Common Stock held by them, subject to pro rata allocation, such that 20% of Sun Common Stock shall be paid in cash and 80% of Sun Common Stock will be in the form of Omega Common Stock.

      Keefe, Bruyette & Woods, Inc., as part of its investment banking business, is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of the banking enterprises. In the ordinary course of our business as a broker-dealer, we may, from time to time purchase securities from, and sell securities to, Sun and Omega, and as a market maker in securities, we may from time to time have a long or short position in, and buy or sell, debt or equity securities of Sun and Omega for our own account and for the accounts of our customers. We have acted exclusively for the Board of Directors of Sun in rendering this fairness opinion and will receive a fee from Sun for our services.

      In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Sun and Omega and the Merger, including among other things, the following: (i) the Agreement; (ii) the Annual Reports to Stockholders and Annual Reports on Form 10-K for the three years ended December 31, 2003 of Sun and Omega; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Sun and Omega and certain other communications from Sun and Omega to their respective stockholders; and (iv) other financial information concerning the businesses and operations of Sun and Omega furnished to us by Sun and Omega for purposes of our analysis. We have also held discussions with senior management of Sun and Omega regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry. In addition, we have compared certain financial and stock market information for Sun and Omega with similar information for certain other companies the securities of which are publicly traded, reviewed

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the financial terms of certain recent business combinations in the banking industry and performed such other studies and analyses as we considered appropriate.

      In conducting our review and arriving at our opinion, we have relied upon the accuracy and completeness of all of the financial and other information provided to us or publicly available and we have not assumed any responsibility for independently verifying the accuracy or completeness of any such information. We have relied upon the management of Sun and Omega as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefor) provided to us, and we have assumed that such forecasts and projections reflect the best currently available estimates and judgments of such managements and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such managements. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed that the aggregate allowances for loan and lease losses for Sun and Omega are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals of the property of Sun or Omega, nor have we examined any individual credit files.

      We have assumed that, in all respects material to our analyses, the following: (i) the merger will be completed substantially in accordance with the terms set forth in the merger agreement; (ii) the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement are true and correct; (iii) each party to the merger agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (iv) all conditions to the completion of the merger will be satisfied without any waivers; and (v) in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the merger, including the cost savings, revenue enhancements and related expenses expected to result from the merger.

      We have considered such financial and other factors as we have deemed appropriate under the circumstances, including, among others, the following: (i) the historical and current financial position and results of operations of Sun and Omega; (ii) the assets and liabilities of Sun and Omega; and (iii) the nature and terms of certain other merger transactions involving banks and bank holding companies. We have also taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof.

      Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration in the Merger is fair, from a financial point of view, to holders of the shares of Sun Common Stock.

Very truly yours,

/s/ KEEFE, BRUYETTE & WOODS, INC.

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